As filed with the Securities and Exchange Commission on November 9, 2006.
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HFF, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	6500	51-0610340
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

429 Fourth Avenue
Suite 200
Pittsburgh, PA 15219
(412) 281-8714
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

John H. Pelusi, Jr.
Chief Executive Officer
429 Fourth Avenue
Suite 200
Pittsburgh, PA 15219
(412) 281-8714
(Name, address including zip code, and telephone number,
including area code, of agent for service)

Copies to:

James A. Lebovitz, Esq. Brian D. Short, Esq. Dechert LLP 2929 Arch Street Philadelphia, PA 19104-2808 (215) 994-4000	Alan D. Schnitzer, Esq. Joshua Ford Bonnie, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017-3954 (212) 455-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)(2)	Registration Fee
Class A Common Stock, par value $0.01 per share	$100,000,000	$10,700

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price.
(2)	Includes shares subject to the underwriters’ option to purchase additional shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 9, 2006

           Shares

Class A Common Stock

This is an initial public offering of Class A common stock of HFF, Inc.

All of the           shares of Class A common stock are being sold by HFF, Inc.

Prior to this offering, there has been no market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $     and $      per share.

We will apply to list our Class A common stock on the New York Stock Exchange under the symbol “HF.” See “Underwriting” for a discussion of the factors to be considered in determining the initial public offering price.

Investing in our Class A common stock involves significant risks. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to HFF, Inc.	$	$

To the extent that the underwriters sell more than           shares of our Class A common stock, the underwriters have the option to purchase up to an additional           shares of Class A common stock from HFF, Inc. at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares of Class A common stock in New York, New York on          , 200 .

Goldman, Sachs & Co.	Morgan Stanley

Prospectus dated          , 200 .

OUR MISSION AND VISION STATEMENT

Our goal is to always put the client’s interest ahead of the Firm and any individual within the Firm.

We will continue to strategically grow to achieve our objective of becoming the best and most dominant “one-stop” commercial real estate and capital markets intermediary offering the following:

•	Investment Banking and Advisory Services;

•	Investment Sales Services;

•	Notes Sales and Note Sale Advisory Services;

•	Entity and Project Level Equity Services and Placements as well as all forms of Structured Finance Solutions;

•	All forms of Debt Solutions and Services; and

•	Commercial Loan Servicing (Primary and Sub-servicing).

We will hire and retain associates throughout the Firm who have the highest ethical standards with the best reputation in the industry. By doing this, we will preserve our culture of integrity, trust and respect which will promote and encourage teamwork, thus guaranteeing our clients have the “best team on the field” for each transaction. Simply stated, without the best people, we cannot be the best firm.

To ensure we achieve our goals and aspirations and provide outstanding results for our stockholders, we must maintain a flexible compensation and ownership package to appropriately recognize and reward our existing and future associates who profoundly contribute to our success through their value-added performance. The ability to reward extraordinary performance is essential in providing superior results for our clients while appropriately aligning our interests with our stockholders.

BASIS OF PRESENTATION

Unless we state otherwise, the terms “we,” “us,” “our,” “HFF,” and the “Company,” refer to HFF, Inc., a newly formed Delaware corporation, and its consolidated subsidiaries after giving effect to the reorganization transactions to be completed prior to the consummation of this offering as described in “Organizational Structure”; prior to the reorganization transactions, these terms refer to HFF Holdings (as such term is defined below) and its consolidated subsidiaries. Unless the context otherwise requires, references to (1) “HFF Holdings” refer solely to HFF Holdings LLC, a Delaware limited liability company that is currently the holding company for our consolidated subsidiaries, and not to any of its subsidiaries, (2) “HFF LP” refer to Holliday Fenoglio Fowler, L.P., a Texas limited partnership, (3) “HFF Securities” refer to HFF Securities L.P., a Delaware limited partnership and registered broker-dealer, (4) “Holliday GP” refer to Holliday GP Corp., a Delaware corporation and the general partner of HFF LP and HFF Securities, (5) “HoldCo LLC” refer to HFF Partnership Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of HFF, Inc. and (6) “Holdings Sub” refer to HFF LP Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of HFF Holdings. Our business operations are conducted by HFF LP and HFF Securities which are sometimes referred to in this prospectus as the “Operating Partnerships.” Unless we state otherwise, the information in this prospectus gives effect to the reorganization transactions described in “Organizational Structure.” The term “Predecessor” refers to HFF LP prior to its acquisition from Lend Lease by HFF Holdings on June 16, 2003. The term “‘Successor” refers to HFF Holdings after the date of such acquisition.

INDUSTRY AND MARKET DATA

In this prospectus, we rely on and refer to information and statistics regarding economic conditions and trends, our market and our market share in the sectors of that market in which we compete. In particular, we have obtained general industry information and statistics from Real Capital Analytics, Mortgage Bankers Association, Commercial Mortgage Alert, Kingsley Associates, Institutional Real Estate Inc., and Pension Real Estate Association. We believe that these sources of information and estimates are reliable and accurate, but we have not independently verified them.

Although some of the companies that compete in our markets are publicly held as of the date of this prospectus, many are not. Accordingly, no current publicly available information is available with respect to our relative market strength or competitive position. Our statements about our relative market strength and competitive position in this prospectus are based on our management’s belief, internal studies and our management’s knowledge of industry trends.

TRADEMARKS

We have proprietary rights to the trademarks HFF® and HFFS®. Other trademarks appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Before making an investment decision, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus.

HFF

We are a leading provider of commercial real estate and capital markets services to the U.S. commercial real estate industry and are one of the largest private full-service commercial real estate financial intermediaries in the country. We operate out of 18 offices nationwide with more than 130 transaction professionals and approximately 270 support associates. In 2005, we advised on approximately $32 billion of completed commercial real estate transactions, more than a 40% increase compared to the approximately $22 billion of completed transactions we advised on in 2004.

Our fully-integrated national capital markets platform, coupled with our knowledge of the commercial real estate markets, allows us to effectively act as a “one-stop shop” for our clients, providing a broad array of capital markets services including:

•	Debt placement;

•	Investment sales;

•	Structured finance;

•	Private equity, investment banking and advisory services;

•	Note sale and note sales advisory services; and

•	Commercial loan servicing.

Substantially all of our revenues are in the form of capital market services fees collected from our clients, usually negotiated on a transaction-by-transaction basis. We believe that our multiple product offerings, diverse client mix, expertise in a wide range of property types and our national platform create a stable and diversified revenue stream. Furthermore, we believe our business mix, operational expertise and the leveragability of our platform have enabled us to achieve profit margins that are among the highest of our public company peers. Our revenues and net income were $205.8 million and $46.8 million, respectively, for the year ended December 31, 2005, compared to $143.7 million and $28.1 million, respectively, for the year ended December 31, 2004. For the nine months ended September 30, 2006, our revenues and net income were $156.5 million and $31.7 million, respectively.

We have established strong relationships with our clients. Our clients are both users of capital, such as property owners, and providers of capital, such as lenders and equity investors. Many of our clients act as both users and providers of capital in different transactions, which enables us to leverage our existing relationships and execute multiple transactions across multiple services with the same clients.

We believe we have a reputation for high ethical standards, dedicated teamwork and a strong focus on serving the interests of our clients. We take a long-term view of our business and client relationships, and our culture and philosophy are firmly centered on putting the client’s interests first. Furthermore, many of our transaction professionals have a significant economic interest in our firm, which we believe further aligns their individual interests with those of the Company.

Our Competitive Strengths

We attribute our success and distinctiveness to our ability to leverage a number of key competitive strengths, including:

•	People, Expertise and Culture. We and our predecessor companies have been in the commercial real estate business for over 25 years, and our transaction professionals have significant expertise and long-standing relationships with our clients. The transaction history accumulated among our transaction professionals ensures a high degree of market knowledge on a macro level, intimate knowledge of local commercial real estate markets, long-term relationships with the most active investors, and a comprehensive understanding of capital markets products. In addition, our culture is governed by our commitment to high ethical standards, putting the client’s interest first and treating clients and our own associates fairly and with respect.

•	Integrated Capital Markets Services Platform. In the increasingly competitive commercial real estate and capital markets industry, we believe our key differentiator is our ability to analyze all commercial real estate product types and markets as well as our ability to provide clients with comprehensive analysis, advice and execution expertise on all types of debt and equity capital markets solutions.

•	Independent Objective Advice. Unlike many of our competitors, we do not currently offer services that could create potential conflicts of interest with our clients such as leasing or property management, nor do we currently engage in principal capital investing activities. This allows us to offer independent objective advice to our clients.

•	Extensive Cross-Selling Opportunities. As some participants in the commercial real estate market are frequently buyers, sellers, lenders and borrowers at various times, our relationships with these participants across all aspects of their business provides us with multiple revenue opportunities throughout the life cycle of their commercial real estate investments. In addition, we often provide more than one service in a particular transaction, such as in an investment sale or note sale assignment where we not only represent the seller of a commercial real estate investment but also represent the buyer in arranging acquisition financing.

•	Broad and Deep Network of Relationships. We have developed broad and deep-standing relationships with the users and providers of capital in the industry and have completed multiple transactions for many of the top institutional commercial real estate investors in the U.S. Importantly, our transaction professionals, analysts and closing specialists foster relationships with their respective counterparts within each client’s organization. This provides, in our opinion, a deeper relationship with our firm relative to our competitors.

•	Proprietary Transaction Database. We believe that the extensive volume of commercial real estate transactions that we advise on throughout the U.S. and across multiple property types and capital market service lines provides our transaction professionals with valuable, real-time market information. We maintain a proprietary database on over 4,800 clients as well as databases that track key terms and provisions of all closed and pending transactions for which we are involved as well as historic and current flows and the pricing of debt, structured finance, investment sales, note sales and equity transactions. We believe this information strengthens our competitive position by enhancing the advice we provide to clients and improving the probability of successfully closing a transaction.

Our Strategic Growth Plan

We seek to improve our market position by focusing on the following strategic growth initiatives:

•	Expand Our Geographic Footprint. We believe that opportunities exist to establish and increase our presence in several key domestic and, potentially, international markets. While our transaction professionals, located in 18 offices throughout the U.S., advised clients on transactions in 45 states (and the District of Columbia) and in more than 500 cities in 2005, there are a number of major metropolitan areas where we do not maintain an office, and we have no overseas offices. We expect to achieve future strategic geographic expansion through a combination of recruitment of key transaction professionals, organic growth and possible acquisitions of smaller local and regional firms across all services in both new and existing markets.

However, in all cases our strategic growth will be focused on serving our clients’ interests and predicated on finding the most experienced professionals in the market who have the highest integrity, work ethic and reputation, while fitting into our culture and sharing our philosophy and the way we conduct our business.

•	Increase Market Share Across Each of Our Services. We have achieved significant growth in each of the services we provide through our integrated capital markets platform. We believe that we have the opportunity to continue to increase our market share in each of the various services we provide to our clients by penetrating deeper into our national, regional and local client relationships. We also intend to increase our market share by selectively hiring transaction professionals in our existing offices and in new locations, predicated on finding the most experienced professionals in the market who have the highest integrity, work ethic and reputation, while fitting into our culture and sharing our philosophy and the way we conduct our business.

•	Continue to Capitalize on Cross-Selling Opportunities. Participants in the commercial real estate market increasingly are buyers, sellers, lenders and borrowers at various times. We believe our relationships with all of these participants across all aspects of their businesses provide us with multiple revenue opportunities throughout the lifecycle of their commercial real estate investments. Our clients typically execute transactions throughout the U.S. utilizing the wide spectrum of our services. By maintaining close relationships with these clients, we intend to continue to generate significant repeat business across all of our business lines.

Selected Risk Factors

We face a number of competitive challenges and potential risks. See “Risk Factors” for a discussion of the factors you should consider before buying shares of our Class A common stock. Some of the more significant challenges and risks include:

•	General Economic Conditions and Commercial Real Estate Market Conditions. Negative economic conditions, changes in interest rates, disruptions in capital markets, and declines in the demand for commercial real estate and related services in international or domestic markets or in significant markets in which we do business could have a material adverse effect on our business, results of operations and/or financial condition.

•	Retention of Qualified and Experienced Transaction Professionals and Employees. Our most important asset is our people, and our continued success is highly dependent upon the efforts of our transaction professionals and other important associates, including our analysts and production coordinators as well as our key servicing and company overhead support associates. Our transaction professionals generate a significant majority of our revenues. If any of these key transaction professionals or other important associates leave, or if we are unable to attract other qualified transaction professionals, our business, financial condition and results of operations may suffer.

•	Preservation of Our Business Philosophy and Culture. We are deeply committed to maintaining our business philosophy and culture. The effects of becoming a public company, including potential changes in our compensation structure, could adversely affect our culture.

HFF, Inc. was incorporated in Delaware in November, 2006. Our principal executive offices are located at 429 Fourth Avenue, Suite 200, Pittsburgh, Pennsylvania 15219, and our telephone number is (412) 281-8714.

Organizational Structure

Prior to the closing of this offering, we will effect the reorganization described in “Organizational Structure” beginning on page 26. Following the reorganization and this offering, HFF, Inc. will be a holding company and hold partnership units in the Operating Partnerships and all of the outstanding shares of Holliday GP. As the sole owner of Holliday GP, the sole general partner of the Operating Partnerships, HFF, Inc. will operate and control all of the business and affairs of the Operating Partnerships. HFF, Inc. will consolidate the financial results of the Operating Partnerships, and the ownership interest of HFF Holdings in the Operating Partnerships will be treated as a minority interest in HFF, Inc.’s consolidated financial statements. HFF Holdings and HFF, Inc., through its wholly-owned subsidiary, will be the only limited partners of the Operating Partnerships after this offering. The diagram below depicts our organizational structure immediately following this offering.

(a)	HFF Holdings will hold its partnership units in the Operating Partnerships through its wholly-owned subsidiary, Holdings Sub.

(b)	HFF, Inc. will hold its partnership units in the Operating Partnerships through its direct and indirect wholly-owned subsidiaries, HoldCo LLC and Holliday GP. Holliday GP is the sole general partner of the Operating Partnerships.

Immediately following this offering, HFF, Inc. will hold partnership units in the Operating Partnerships representing     % of the total number of partnership units of each of the Operating Partnerships, or     % if the underwriters exercise in full their option to purchase additional shares, and HFF Holdings will hold partnership units in the Operating Partnerships representing     % of the total number of partnership units of each of the Operating Partnerships, or     % if the underwriters exercise in full their option to purchase additional shares. Accordingly, immediately following this offering, public stockholders will own     % of the equity in our business and HFF Holdings will own     % of the equity in our business. If the underwriters exercise in full their option to purchase additional shares, immediately following this offering, public stockholders will own     % of the equity in our business and HFF Holdings will own     % of the equity in our business. In addition, our public stockholders will have     % of the voting power in HFF, Inc., or     % if the underwriters exercise in full their option to purchase additional shares, and HFF Holdings will have     % of the voting power in HFF, Inc., or     % if the underwriters exercise in full their option to purchase additional shares.

The Offering

Class A common stock offered by us	shares

Common stock to be outstanding after the offering

Class A common stock	shares (or shares if HFF Holdings exchanges all of its partnership units in the Operating Partnerships for newly-issued shares of Class A common stock)

Class B common stock	1 share

Option to purchase additional shares	If the underwriters sell more shares than the total number set forth above, the underwriters have an option to buy up to an additional shares from us to cover such sales. They may exercise that option for 30 days.

Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, or approximately $ million if the underwriters exercise in full their option to purchase additional shares. We will use these proceeds, as well as any proceeds received from the exercise of the underwriters’ option to purchase additional shares, to purchase from HFF Holdings all of the shares of Holliday GP and partnership units representing % of each of the Operating Partnerships, or partnership units representing % of each of the Operating Partnerships if the underwriters exercise in full their option to purchase additional shares. HFF Holdings will use $ million of the sale proceeds to repay all outstanding borrowings under HFF LP’s credit agreement. Accordingly, we will not retain any of the proceeds from this offering.

Voting rights	Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

HFF Holdings will be issued one share of our Class B common stock. Class B common stock has no economic rights but will entitle the holder to a number of votes that is determined pursuant to a formula that relates to the number of partnership units of each Operating Partnership held by such holder. As a result of this formula, HFF Holdings will have voting power in HFF, Inc. that is equal to the total number of shares of Class A common stock for which the partnership units that HFF Holdings holds in the Operating Partnerships as of the relevant record date for the HFF, Inc. stockholder action are exchangeable.

See “Description of Capital Stock.”

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividends	We do not currently intend to pay a quarterly cash dividend. If we do declare a dividend in the future, the Class B common stock will not be entitled to dividend rights.

HFF, Inc. will be a holding company and will have no material assets other than its ownership of partnership units in the Operating Partnerships. If we declare a dividend at some point in the future, we intend to cause the Operating Partnerships to make distributions to

HFF, Inc. in an amount sufficient to cover any such dividends. If the Operating Partnerships make such distributions, HFF Holdings will be entitled to ratably receive equivalent distributions on its partnership units in the Operating Partnerships.

New York Stock Exchange symbol	HF

Risk factors	Please read “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Class A common stock outstanding and other information based thereon in this prospectus does not reflect:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	shares of our Class A common stock that will underlie awards we expect to grant under our proposed stock incentive plan at the time of this offering. See “Management — Omnibus Incentive Compensation Plan;” and

•	additional shares of our Class A common stock expected to be available for future grant under our proposed stock incentive plan after the consummation of this offering. See “Management — Omnibus Incentive Compensation Plan.”

Summary Consolidated Financial Data

The following tables present summary consolidated financial data as of and for the dates and periods indicated for HFF Holdings. We derived the summary consolidated financial data set forth below as of and for the years ended December 31, 2005 and 2004 and as of and for the nine months ended September 30, 2006 from the audited consolidated financial statements of HFF Holdings, which have been audited by Ernst & Young LLP, our independent registered public accounting firm, and are included elsewhere in this prospectus. We derived the summary consolidated financial data set forth below for the nine months ended September 30, 2005 from the unaudited consolidated financial statements of HFF Holdings, which are included elsewhere in this prospectus.

The summarized unaudited pro forma financial data as of September 30, 2006 and for the year ended December 31, 2005 and the nine months ended September 30, 2006 have been prepared to give pro forma effect to all of the reorganization transactions described in “Organizational Structure” and the sale of shares in this offering, and the application of the net proceeds from this offering, as if they had been completed as of January 1, 2005 with respect to the unaudited condensed consolidated pro forma statements of income and as of September 30, 2006 with respect to the unaudited pro forma statement of financial condition data. This data is subject, and gives effect, to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition data or results of operations as of any future date or for any future period.

The summary consolidated financial data presented below is not indicative of our results for any future period. In management’s opinion, the unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited consolidated data. The summary consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus, “Unaudited Pro Forma Financial Information,” “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

					Pro Forma(a)
			Nine Months			Nine Months
	Year Ended		Ended		Year Ended	Ended
	December 31,		September 30,		December 31,	September 30,
	2004	2005	2005	2006	2005	2006
			(unaudited)		(unaudited)	(unaudited)
	(In thousands, except per share data)

Statement of Income Data
Revenues
Capital markets services revenue	$142,192	$203,457	$135,983	$153,586
Interest on mortgage notes receivable	—	412	65	662
Other	1,499	1,979	1,251	2,289

Total revenues	143,691	205,848	137,299	156,537
Operating expenses
Cost of services	85,778	119,106	81,026	89,340
Personnel	9,107	14,369	8,874	10,460
Occupancy	5,047	5,357	4,034	4,629
Travel and entertainment	3,617	5,067	3,221	3,842
Supplies, research and printing	2,933	5,089	3,690	4,800
Insurance	1,500	2,470	1,883	2,265
Professional fees	871	1,201	1,012	1,979
Depreciation and amortization	2,506	2,735	1,988	2,039
Other operating	3,441	3,483	2,532	3,270
Interest on warehouse line of credit	—	409	60	676

Total operating expenses	114,800	159,286	108,320	123,300

Operating income	28,891	46,562	28,979	33,237
Interest and other income	317	1,267	675	1,394
Interest expense	(406)	(271)	(220)	(2,377)

Income before minority interest and income taxes	28,802	47,558	29,434	32,254
Minority interest	—	—	—	—

Income before taxes	28,802	47,558	29,434	32,254
Income tax expense(b)	728	715	433	557

Net income	$28,074	$46,843	$29,001	$31,697

Pro forma basic net income per share of Class A common stock(c)					$	$
Pro forma diluted net income per share of Class A common stock(c)					$	$
Pro forma basic weighted average shares of Class A common stock(c)
Pro forma diluted weighted average shares of Class A common stock(c)

					Pro Forma(a)
			Nine Months			Nine Months
	Year Ended		Ended		Year Ended	Ended
	December 31,		September 30,		December 31,	September 30,
	2004	2005	2005	2006	2005	2006
	(Dollars in thousands)

Other Financial and Operational Data: (Unaudited)
EBITDA(d)	$31,714	$50,564	$31,642	$36,670
EBITDA margin	22.1%	24.6%	23.0%	23.4%
Transaction volume by service:
Debt placement and structured finance	$16,567,740	$23,914,648	$16,175,033	$16,684,503
Investment sales	$5,549,781	$7,606,145	$5,038,859	$6,454,221
Note sale and note sales advisory services	$189,963	$93,900	$74,400	$0
Private equity, investment banking and advisory services	—	$165,400	$112,000	$970,000
Total	$22,307,484	$31,780,093	$21,400,292	$24,108,725
Number of transactions	1,004	1,472	1,014	913
Servicing portfolio balance	$13,040,524	$14,889,963	$14,169,055	$16,399,388
Transaction professionals	118	131	130	139
Total number of employees	312	355	347	400

				As of
	December 31,		September 30,	September 30, 2006
	2004	2005	2006	Pro Forma(a)
				(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$41,301	$59,595	$55,224
Total assets	56,090	89,941	112,851
Long term debt (including current portion)	7,644	272	57,690
Total liabilities	18,978	29,903	120,952
Minority interest	—	—	—
Stockholders’/members’ equity (deficiency)	37,112	60,038	(8,101)

(a)	See “Unaudited Pro Forma Financial Information.”

(b)	We have historically operated as two limited liability companies (HFF Holdings and Holdings Sub), a corporation (Holliday GP) and two limited partnerships (HFF LP and HFF Securities), which two partnerships we refer to as the Operating Partnerships. As a result, our income has been subject to limited U.S. federal income taxes, and our income and expenses have been passed through and reported on the individual tax returns of the members of HFF Holdings. Income taxes shown on our consolidated statements of income are attributable to taxes incurred at the state and local level. Following this offering, HFF, Inc. will be subject to additional entity-level taxes that will be reflected in our consolidated financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Key Financial Measures and Indicators — Costs and Expenses — Income Tax Expense” and “Unaudited Pro Forma Financial Information.”

(c)	For the purposes of the HFF, Inc. pro forma net income per share of Class A common stock calculation, the weighted average shares of Class A common stock outstanding, basic and diluted, are calculated based on:

	Year Ended		Nine Months Ended
	December 31, 2005		September 30, 2006
	Pro Forma		Pro Forma
	(unaudited)		(unaudited)
	Basic	Diluted	Basic	Diluted

HFF, Inc. shares of Class A common stock
Operating Partnerships units
New shares from offering
Weighted average shares of Class A common stock outstanding

HFF, Inc. pro forma basic and net diluted net income per share of Class A common stock are calculated as follows:

Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2005	2006
	Pro Forma	Pro Forma
	(unaudited)	(unaudited)

Basic and Diluted Net Income Per Share
Net income available to holders of shares of Class A common stock
Basic and diluted weighted average shares of Class A common stock outstanding
Basic and diluted net income per share of Class A common stock

The share of Class B common stock has no right to receive dividends or distributions from HFF, Inc. The share of Class B common stock does not share in the earnings of HFF, Inc. and no earnings are allocable to such class. Accordingly, pro forma basic and diluted net income per share of Class B common stock have not been presented.

(d)	We define EBITDA as net income (loss) before interest expense, income taxes, depreciation and amortization, and income reported to the minority interest. We use EBITDA in our business operations to, among other things, evaluate the performance of our business, develop budgets and measure our performance against those budgets. We also believe that analysts and investors use EBITDA as a supplemental measure to evaluate a company’s overall operating performance. However, EBITDA has material limitations as an analytical tool and you should not consider this in isolation, or as a substitute for analysis of our results as reported under GAAP. We find it as a useful tool to assist us in evaluating performance because it eliminates items related to capital structure and taxes. The items that we have eliminated from net income in determining EBITDA are interest expense, income taxes, depreciation of fixed assets, amortization of intangible assets and income reported to the minority interest. However, some of these eliminated items are significant to our business. For example, (i) interest expense is a necessary element of our costs and ability to generate revenue because we incur interest expense related to any outstanding indebtedness, (ii) payment of income taxes is a necessary element of our costs, (iii) depreciation is a necessary element of our costs and (iv) income reported to minority interest based upon HFF Holding’s ownership interest in the Operating Partnerships. Any measure that eliminates components of our capital structure and costs associated with carrying significant amounts of fixed assets on our balance sheet has material limitations as a performance measure. In light of the foregoing limitations, we do not rely solely on EBITDA as a performance measure and also consider our GAAP results. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other measures derived in accordance with GAAP. Because EBITDA is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Set forth below is an unaudited reconciliation of net income (loss) to EBITDA for the periods presented.

					Pro Forma(a)
	For the Year Ended		Nine Months Ended		Year Ended	Nine Months
	December 31,		September 30,		December 31,	September 30,
	2004	2005	2005	2006	2005	2006
	(In thousands, except per share data)

Net income	$28,074	$46,843	$29,001	$31,697
Income tax expense	728	715	433	557
Interest expense	406	271	220	2,377
Depreciation and amortization	2,506	2,735	1,988	2,039
Minority interest	—	—	—	—

EBITDA	31,714	50,564	31,642	36,670

RISK FACTORS

The purchase of our Class A common stock involves a high degree of risk. The risks described below comprise the material risks of which we are aware. You should consider these risks carefully before making a decision to invest in our Class A common stock. In addition, there may be risks of which we are currently unaware, or that we currently regard as immaterial based on the information available to us, that later prove to be material. These risks may adversely affect our business, financial condition and operating results. As a result, the trading price of our Class A common stock could decline and you could lose some or all of your investment.

Risks Related to Our Business

General economic conditions and commercial real estate market conditions, both globally and domestically, can have a negative impact on our business.

We have experienced in past years, and expect in the future to be negatively impacted by, periods of economic slowdowns, recessions and disruptions in the capital markets, including international, national, regional and local markets, and corresponding declines in the demand for commercial real estate and related services, within one or more of the markets in which we operate. Historically, commercial real estate markets, and in particular the U.S. commercial real estate market, have tended to be cyclical and related to the condition of the economy as a whole and to the perceptions of the market participants as to the relevant economic outlook. Negative economic conditions, changes in interest rates, disruptions in capital markets and declines in the demand for commercial real estate and related services in international or domestic markets or in significant markets in which we do business could have a material adverse effect on our business, results of operations and/or financial condition, including as a result of the following factors.

For example:

•	Slowdowns in economic activity could cause tenant demand for space to decline, which would adversely affect the operation and income of commercial real estate properties and thereby affect investor demand and the supply of capital for debt and equity investments in commercial real estate.

•	Declines in the regional or local demand for commercial real estate could adversely affect our results of operations. During 2005, approximately 19%, 14%, 9% and 10% of our capital market services revenues was derived from transactions involving commercial real estate located in Texas, California, Florida and the region consisting of the District of Columbia, Maryland and Virginia, respectively. As a result, a significant portion of our business is dependent on the economic conditions in general and the markets for commercial real estate in these areas, which, like other commercial real estate markets, have experienced price volatility or economic downturns in the past.

•	Significant fluctuations in interest rates as well as steady and protracted increases or decreases of interest rates could adversely effect the operation and income of commercial real estate properties as well as the demand from investors for commercial real estate investments. Both of these events could adversely affect investor demand and the supply of capital for debt and equity investments in commercial real estate. In particular, increased interest rates may reduce the number of acquisitions, dispositions and loan originations, as well as the respective transaction volumes, which could also adversely affect our servicing revenue. All of the above could cause prices to decrease due to the reduced amount of financing available as well as the increased cost of obtaining financing and could lead to a decrease in purchase and sale activity.

•	Significant disruptions or changes in capital market flows, regardless of their duration, could adversely affect the supply and/or demand for capital from investors for commercial real estate investments. In particular, while commercial real estate is now viewed as an accepted asset class for portfolio diversification, if this perception changes there could be a significant reduction in the amount of debt and equity capital available in the commercial real estate sector.

These and other types of events could lead to a general decline in transaction activity, which would likely lead to a reduction in fees and commissions relating to such transactions, as well as a significant reduction in our loan servicing activities as a result of increased delinquencies and the lack of additional loans that we would have otherwise added to our servicing portfolio. These effects would likely cause us to realize lower revenues from our transaction service fees, including debt placement fees and investment sales commissions, which fees usually are tied to the transaction value and are payable upon the successful completion of a particular transaction, and from our loan servicing revenues due to reduced financing and refinancing transactions as well as higher delinquencies.

If we are unable to retain and attract qualified and experienced transaction professionals and associates, our growth may be limited and our business and operating results could suffer.

Our most important asset is our people, and our continued success is highly dependent upon the efforts of our transaction professionals and other associates, including our analysts and production coordinators as well as our key servicing and company overhead support associates. Our transaction professionals generate a significant majority of our revenues. If any of these key transaction professionals or other important associates leave, or if we lose a significant number of transaction professionals, or if we are unable to attract other qualified transaction professionals, our business, financial condition and results of operations may suffer. We have experienced in the past, and expect to experience in the future, the negative impact of the inability to retain and attract associates, analysts and experienced transaction professionals. Additionally, such events may have a disproportionate adverse effect to our operations if they occur in geographic areas where substantial amounts of our capital market services revenues are generated. See “— General Economic Conditions and Commercial Real Estate Market Conditions.”

As part of our transformation to a public company, we may also face additional retention pressures as a result of reductions in distributions from HFF Holdings to approximately 40 of our most valuable transaction professionals who are the members of HFF Holdings. Following the termination of their employment contracts and expiration of their lock-ups, we may not be able to retain these members of HFF Holdings. Even if we are able to retain them, we may not be able to retain them at compensation levels that will allow us to achieve our target ratio of compensation expense-to-operating revenue. Following this offering, we intend to use a combination of cash compensation, equity, equity-based incentives and other employee benefits rather than solely cash compensation to motivate and retain our transaction professionals. Our compensation mechanisms as a public company may not be effective, especially if the market price of our Class A common stock declines.

In addition, our competitors may attempt to recruit our transaction professionals. The employment arrangements, non-competition agreements and retention agreements we have entered into with respect to the members of HFF Holdings or may enter into with our key associates may not prevent our transaction professionals and other key associates from resigning or competing against us. See “Management — Employment Agreements.” Any such arrangements and agreements will expire after a certain period of time, at which point each such person would be free to compete against us and solicit our clients and employees.

A significant component of our growth has also occurred through the recruiting and hiring of key experienced transaction professionals. Any future growth through recruiting these professionals will be partially dependent upon the continued availability of attractive candidates fitting the culture of our firm at advantageous terms and conditions. However, individuals whom we would like to hire may not be available upon advantageous terms and conditions. In addition, the hiring of new personnel involve risks that the persons acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of persons acquired will prove incorrect.

Our business could be hurt if we are unable to retain our business philosophy and partnership culture as a result of becoming a public company, and efforts to retain our philosophy and culture could adversely affect our ability to maintain and grow our business.

We are deeply committed to maintaining this philosophy and culture which we have built. Our Mission and Vision Statement defines our business philosophy as well as the emphasis that we place on our clients, our people and our culture. We seek to reinforce to each of our associates our commitment to our clients, our culture and values by sharing with everyone in the firm what is expected from each of them. We strive to maintain a work environment that reinforces our owner-operator culture and the collaboration, motivation, alignment of interests and sense of ownership and reward those associates based on their value-added performance who adhere to this culture. The effects of becoming a public company, including potential changes in our compensation structure, could adversely affect this culture. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain this culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations.

In addition, in an effort to preserve our strong partnership culture, our process for hiring new transaction professionals is lengthy and highly selective. In the past, we have interviewed a significant number of individuals for each transaction professional that we hired, and we have in the past and may in the future subordinate our growth plans to our objective of hiring transaction professionals whom we think will adhere to and contribute to our culture. Our ability to maintain and grow our business could suffer if we are not able to identify, hire and retain new transaction professionals meeting our high standards, which could negatively impact our business, financial condition and results of operations.

We have numerous significant competitors and potential future competitors, some of which may have greater resources than we do, and we may not be able to continue to compete effectively.

We compete across a variety of businesses within the commercial real estate industry. In general, with respect to each of our businesses, we cannot give assurance that we will be able to continue to compete effectively or maintain our current fee arrangements or margin levels or that we will not encounter increased competition. Each of the services we provide to our clients is highly competitive on an international, national, regional and local level. Depending on the product or service, we face competition from, including but not limited to, commercial real estate service providers, private owners and developers, institutional lenders, insurance companies, investment banking firms and investment managers, some of whom are clients and many of whom may have greater financial resources than we do. In addition, future changes in laws and regulations could lead to the entry of other competitors. Many of our competitors are local, regional, national or international firms. Although some are substantially smaller than we are, some of these competitors are larger on a local, regional, national or international basis. We may face increased competition from even stronger competitors in the future due to a trend toward consolidation. In recent years, there has been substantial consolidation and convergence among companies in our industry. We are also subject to competition from other large national and multi-national firms as well as regional and local firms that have similar service competencies to ours. Our existing and future competitors may choose to undercut our fees, increase the levels of compensation they are willing to pay to their employees and either recruit our employees or cause us to increase our level of compensation necessary to retain our own employees or recruit new employees. These occurrences could cause our revenue to decrease or negatively impact our target ratio of compensation-to-operating revenue, both of which could have an adverse effect on our business, financial condition and results of operations.

We could be adversely affected if the Terrorism Risk Insurance Act of 2002 is not renewed beyond 2007, or is adversely amended, or if insurance for other natural or manmade disasters is interrupted or constrained.

Our business could be adversely affected if the Terrorism Risk Insurance Act of 2002, or TRIA, is not renewed beyond 2007, or is adversely amended, or if insurance for other natural and manmade disasters is interrupted or constrained. In response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attack, the Terrorism Risk Insurance Act of 2002 was enacted to ensure the availability of commercial insurance coverage for terrorist acts in the United States. This law established a federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future terrorism-related losses and required that coverage for terrorist acts be offered by insurers. Although TRIA recently has been amended and extended through 2007, it is possible that TRIA will not be renewed beyond 2007, or could be adversely amended, which could adversely affect the commercial real estate markets and capital markets if a material subsequent event occurred. Lenders generally require owners of commercial real estate to maintain terrorism insurance. In the event TRIA is not renewed, terrorism insurance may become difficult or impossible to obtain. Natural disasters such as Katrina and the lack of commercially available wind damage and flood insurance could also have a negative impact on the acquisition, disposition and financing of the commercial properties in certain areas. Any of these events could result in a general decline in acquisition, disposition and financing activities, which could lead to a reduction in our fees for arranging such transactions as well as a reduction in our loan servicing activities due to increased delinquencies and lack of additional loans that we would have otherwise added to our portfolio, all of which could adversely affect our business, financial condition and results of operation.

We have experienced significant growth over the past several years, which may be difficult to sustain and which may place significant demands on our administrative, operational and financial resources.

We expect our significant growth to continue, which could place additional demands on our resources and increase our expenses. Our future growth will depend, among other things, on our ability to successfully identify experienced transaction professionals to join our firm. It may take years for us to determine whether new transaction professionals will be profitable or effective. During that time, we may incur significant expenses and expend significant time and resources toward training, integration and business development. If we are unable to hire and retain profitable transaction professionals, we will not be able to implement our growth strategy, which could adversely affect our business, financial condition and results of operations.

Sustaining our growth will also require us to commit additional management, operational and financial resources to maintain appropriate operational and financial systems to adequately support expansion. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to maintain or accelerate our growth, and any failure to do so could adversely affect our ability to generate revenue and control our expenses which could adversely affect our business, financial condition and results of operations.

If we acquire companies in the future, we may experience high transaction and integration costs, the integration process may be disruptive to our business and the acquired businesses may not perform as we expect.

Future acquisitions and any necessary related financings may involve significant transaction-related expenses. Transaction-related expenditures include severance costs, lease termination costs, transaction costs, deferred financing costs, possible regulatory costs and merger-related costs, among others. We may also experience difficulties in integrating operations and accounting systems acquired from other companies. These challenges include the diversion of management’s attention from the regular operations of our business and the potential loss of our key clients, our key associates or those of the acquired operations, each of which could harm our financial condition and results of operation. We believe that most acquisitions will initially have an adverse impact on revenues, expenses, operating income and net income. Acquisitions also frequently involve significant costs related to integrating information technology, accounting, reporting and management services and rationalizing personnel levels. If we are unable to fully integrate the accounting, reporting and other systems of the businesses we acquire, we may not be able to effectively manage them and our financial results may be materially affected. Moreover, the integration process itself may be disruptive to our business as it requires coordination of geographically diverse organizations and implementation of new accounting and information technology systems.

In addition, acquisitions of businesses involve risks that the businesses acquired will not perform in accordance with expectations, that the expected synergies associated with acquisitions will not be achieved and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect, which could have an adverse affect on our business, financial condition and results of operations.

A failure to appropriately deal with actual or perceived conflicts of interest could adversely affect our businesses.

Outside of our people, our reputation is one of our most important assets. As we have expanded the scope of our businesses and our client base, we increasingly have to address potential actual or perceived conflicts of interest relating to the capital market services we provide to our existing and potential clients. For example, conflicts may arise between our position as an advisor to both the buyer and seller in commercial real estate sales transactions or in instances when a potential buyer requests that we represent it in securing the necessary capital to acquire an asset we are selling for another client. In addition, certain of our employees hold interests in real property as well as invest in pools of funds outside of their capacity as our employees, and their individual interests could be perceived to or actually conflict with the interests of our clients. While we have attempted to adopt various policies, controls and procedures to address or limit actual or perceived conflicts, these policies and procedures may not be adequate or carry attendant costs and may not be adhered to by our employees. Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged and cause us to lose existing clients or fail to gain new clients if we fail, or appear to fail, to deal appropriately with conflicts of interest, which could have an adverse affect on our business, financial condition and results of operations.

A majority of our revenue is derived from capital market services transaction fees, which are not long-term contracted sources of revenue and are subject to intense competition, and declines in those engagements could have a material adverse effect on our financial condition and results of operations.

We historically have earned over 90% of our revenue from capital market services transaction fees. We expect that we will continue to rely heavily on capital market services transaction fees for a substantial portion of our revenue for the foreseeable future. A decline in our engagements or in the value of the commercial real estate we sell or finance could significantly decrease our capital market services revenues which would adversely affect our business, financial condition and results of operations. In addition, we operate in a highly competitive environment where typically there are no long-term contracted sources of revenue; each revenue-generating engagement typically is separately awarded and negotiated on a transaction-by-transaction basis, and the inability to continue to be paid for services at the current levels or the loss of clients would adversely affect our business, financial condition and results of operation.

Our business could be hurt if we are unable to obtain additional capital.

Prior to the closing of this offering, substantially all of the Operating Partnerships’ cash will be distributed to the members of HFF Holdings. As a result, we will have little cash and the cash that we generate from our operations may be insufficient to fund our working capital needs. We intend to negotiate with our current lender or other potential lenders to maintain our current line of credit and to request an increase in the amount available to us under this line of credit. We expect to be able to borrow under our existing line of credit, but we cannot guarantee that we will be able to do so in sufficient amounts or at all. If we are unable to obtain sufficient additional financing, we will be required to fund our short-term liquidity requirements solely from our operations, which may not be sufficient for our capital needs or may be inadequate to maintain or grow our business, which could adversely affect our business, financial condition and results of operation.

Additional indebtedness may make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

Prior to the closing of this offering, substantially all of the Operating Partnerships’ cash will be distributed to members of HFF Holdings and, other than our line of credit, which we hope to increase, and any loans outstanding under the arrangement with Red Mortgage Capital used in connection with the Freddie Mac loans we originate and then sell to Freddie Mac, we will have almost no indebtedness. Even though we will have limited indebtedness, we will have little cash and the cash that we generate from our operations may be insufficient to fund our working capital or our on-going capital needs. As a result, we may require additional financing to fund our on-going capital needs as well as to fund our working capital needs. Any additional indebtedness that we incur will make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

The level of our indebtedness could have important consequences, including:

•	a substantial portion of our cash flow from operations will be dedicated to debt service and may not be available for other purposes;

•	making it more difficult for us to satisfy our obligations;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	obtaining financing in the future for working capital, capital expenditures and general corporate purposes, including acquisitions, and may impede our ability to secure favorable lease terms;

•	making us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures;

•	making it more difficult to continue to fund our strategic growth initiatives and retain and attract key individuals; and

•	placing us at a competitive disadvantage compared to our competitors with less debt and greater financial resources.

Our future cash flow may not be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets, operations or seeking to raise additional debt or equity capital or terminating significant numbers of key associates. These actions may not be effected on a timely basis or on satisfactory terms or at all, and these actions may not enable us to continue to satisfy our capital requirements. As a result, we may not be able to maintain or accelerate our growth, and any failure to do so could adversely affect our ability to generate revenue and control our expenses, which could adversely affect our business, financial condition and results of operations.

Significant fluctuations in our revenues and net income may make it difficult for us to achieve steady earnings growth on a quarterly or an annual basis, which may make the comparison between periods difficult and may cause the price of our Class A common stock to decline.

We have experienced and continue to experience significant fluctuations in revenues and net income as a result of many factors, including the timing of transactions, the commencement and termination of contracts, revenue mix and the timing of additional selling, general and administrative expenses to support new business activities. We provide many of our services without written contracts or pursuant to contracts that are terminable at will. Consequently, many of our clients can terminate or significantly reduce their relationships with us on very short notice for any reason.

We plan our capital and operating expenditures based on our expectations of future revenues and, if revenues are below expectations in any given quarter or year, we may be unable to adjust capital or operating expenditures in a timely manner to compensate for any unexpected revenue shortfall, which could have an immediate material adverse effect on our business, financial condition and results of operation.

Our results of operation vary significantly among quarters during each calendar year, which makes comparisons of our quarterly results difficult.

A significant portion of our revenue is seasonal. Historically, this seasonality has caused our revenue, operating income, net income and cash flows from operating activities to be lower in the first six months of the year and higher in the second half of the year. This variance among periods during each calendar year makes comparison between such periods difficult, and it also makes the comparison of the same periods during different calendar years difficult as well. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Seasonality.”

Employee misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

If our associates engage in misconduct, our business could be adversely affected. For example, our business often requires that we deal with confidential matters of great significance to our clients. It is not always possible to deter employee misconduct, and the precautions we take to deter and prevent this activity may not be effective in all cases. If our associates were improperly to use or disclose confidential information provided by our clients, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial position and current client relationships and significantly impair our ability to attract future clients, which could adversely affect our business, financial condition and results of operation.

Compliance failures and changes in regulation could result in an increase in our compliance costs or subject us to sanctions or litigation.

A number of our services are subject to regulation, including by the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and state real estate commissions and securities regulators. Our failure to comply or have complied with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of the registration of us or any of our subsidiaries as a commercial real estate broker or broker-dealer. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and cause us to lose existing clients or significantly impair our ability to gain new clients. Our broker-dealer operations are subject to periodic examination by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. We cannot predict the outcome of any such examinations, and any negative exam may have a significant and material adverse affect on our company. In addition, it is possible that the regulatory scrutiny of, and litigation in connection with, conflicts of interest will make our clients less willing to enter into transactions in which such a conflict may occur, and will adversely affect our businesses as well as significantly impair our ability to gain new clients, which could adversely affect our business, financial condition and results of operation.

In addition, we may be adversely affected as a result of new or revised legislation or regulations imposed by the Securities and Exchange Commission, other United States or state or local governmental regulatory authorities or self-regulatory organizations that supervise the financial and commercial real estate markets.

Risks Related to Our Organizational Structure

Our only material asset after completion of this offering will be our units in the Operating Partnerships, and we are accordingly dependent upon distributions from the Operating Partnerships to pay our expenses, taxes and dividends (if and when declared by our board of directors).

HFF, Inc. will be a holding company and will have no material assets other than its ownership of partnership units in the Operating Partnerships. HFF, Inc. has no independent means of generating revenue. We intend to cause the Operating Partnerships to make distributions to its partners in an amount sufficient to cover all expenses, applicable taxes payable and dividends, if any, declared by our board of directors. To the extent that HFF, Inc. needs funds, and the Operating Partnerships are restricted from making such distributions under applicable law or regulation or under any present or future debt covenants, or are otherwise unable to provide such funds, it could materially adversely affect our business, liquidity, financial condition and results of operation.

We will be required to pay HFF Holdings for most of the benefits relating to any additional tax depreciation or amortization deductions we may claim as a result of the tax basis step-up we receive in connection with this offering, subsequent sales of our common stock and related transactions with HFF Holdings.

As described in “Organizational Structure”, partnership units in HFF LP and HFF Securities held by Holdings Sub, a wholly-owned subsidiary of HFF Holdings, will be sold to HoldCo LLC, our wholly-owned subsidiary, for cash raised in the initial public offering. In the future, partnership units in HFF LP and HFF Securities held by HFF Holdings may be exchanged by HFF Holdings for shares of our Class A common stock. The initial sale and subsequent exchanges are expected to result in increases in the tax basis of the assets of HFF LP and HFF Securities that would be allocated to HFF, Inc. These increases in tax basis would likely reduce the amount of tax that we would otherwise be required to pay in the future depending on the amount, character and timing of our taxable income, but there can be no assurances that such treatment will continue in the future.

HFF, Inc. intends to enter into a tax receivable agreement with HFF Holdings that will provide for the payment by HFF, Inc. to HFF Holdings of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of these increases in tax basis and as a result of certain other tax benefits arising from our entering into the tax receivable agreement and making payments under that agreement. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the assets of HFF LP and HFF Securities as a result of the initial sale and later exchanges and had we not entered into the tax receivable agreement. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, including the tax benefits derived from future exchanges.

While the actual amount and timing of payments under the tax receivable agreement will depend upon a number of factors, including the amount and timing of taxable income we generate in the future, the value of our individual assets, the portion of our payments under the tax receivable agreement constituting imputed interest and increases in the tax basis of our assets resulting in payments to HFF Holdings, we expect that the payments that may be made to HFF Holdings will be substantial. Assuming no material changes in the relevant tax law and that we earn significant taxable income to realize the full tax benefit of the increased amortization of our assets, we expect that future payments to HFF Holdings in respect of the initial sale to aggregate $     million and range from approximately $      million to $      million per year over the next 15 years. Future payments to HFF Holdings in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The payments under the tax receivable agreement are not conditioned upon HFF Holdings’ or its affiliates’ continued ownership of us. We may need to incur debt to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service, or IRS, to challenge the tax basis increases or other benefits arising under the tax receivable agreement, HFF Holdings will not reimburse us for any payments previously made if such basis increases or other benefits were later not allowed. As a result, in such circumstances we could make payments to HFF Holdings under the tax receivable agreement in excess of our actual cash tax savings.

If HFF, Inc. was deemed an “investment company” under the Investment Company Act of 1940 as a result of its ownership of the Operating Partnerships, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

If HFF, Inc. were to cease participation in the management of the Operating Partnerships, its interest in the Operating Partnerships could be deemed an “investment security” for purposes of the 1940 Act. Generally, a person is deemed to be an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, absent an applicable exemption. Following this offering, HFF, Inc. will have no material assets other than its equity interest in the Operating Partnerships and Holliday GP. A determination that this interest was an investment security could result in HFF, Inc. being an investment company under the 1940 Act and becoming subject to the registration and other requirements of the 1940 Act.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to conduct our operations so that HFF, Inc. will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen which would cause HFF, Inc. to be deemed to be an investment company under the 1940 Act, we could, among other things, be required to substantially change the manner in which we conduct our operations either to avoid being required to register as an investment company or to register as an investment company. If we were required to register as an investment company under the 1940 Act, we would be subject to substantial regulation with respect to, among other things, our capital structure (including our ability to use leverage), management, operations, ability to transact business with affiliated persons as defined in the 1940 Act (including our subsidiaries), portfolio composition (including restrictions with respect to diversification and industry concentrations) and ability to compensate key employees. These restrictions and limitations could make it impractical for us to continue our business as currently conducted, impair our agreements and arrangements and materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Class A Common Stock and this Offering

Control by HFF Holdings of the voting power in HFF, Inc. may give rise to conflicts of interests and may prevent new investors from influencing significant corporate decisions.

Our certificate of incorporation provides that the holders of our Class B common stock (other than HFF, Inc. or any of its subsidiaries) will be entitled to a number of votes that is determined pursuant to a formula that relates to the number of partnership units in the Operating Partnerships held by such holder as of the relevant record date for the HFF, Inc. stockholder action. As a result of this formula, HFF Holdings will have a number of votes in HFF, Inc. that is equal to the total number of shares of Class A common stock for which the partnership units that HFF Holdings holds in the Operating Partnerships are exchangeable.

Accordingly, immediately following this offering, HFF Holdings will have     % of the voting power in HFF, Inc. As a result, because HFF Holdings will have a majority of the voting power in HFF, Inc. and our certificate of incorporation will not provide for cumulative voting, HFF Holdings will have the ability to elect all of the members of our board of directors and thereby to control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends. In addition, HFF Holdings will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. We cannot assure you that the interests of HFF Holdings and its members will not conflict with your interests.

The concentration of ownership could deprive our Class A stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately affect the market price of our Class A common stock. As a result of the control exercised by HFF Holdings over us, we cannot assure you that we would not have received more favorable terms from an unaffiliated party in our agreements with HFF Holdings. For additional information regarding the share ownership of, and our relationships with, HFF Holdings and its members, you should read the information under the headings “Principal Stockholders” and “Certain Relationships and Related Party Transactions.”

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

This offering will have a significant transformative effect on us. Our business has historically operated as a privately-owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common stock. We will also incur costs which we have not previously incurred, including, but not limited to, costs and expenses for directors fees, increased directors and officers insurance, investor relations fees, expenses for compliance with the Sarbanes-Oxley Act and new rules implemented by the Securities and Exchange Commission and the New York Stock Exchange, and various other costs of a public company. On an annual basis, we estimate that we will incur costs of more than $3 million per year as a result of becoming a publicly-traded company. Since we have not operated as a public company before, there can be no assurance that this estimate is accurate and our actual costs may be significantly higher.

We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, and therefore could have an adverse impact on our ability to recruit and bring on a qualified independent board. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

The individuals who now constitute our management have never had responsibility for managing a publicly-traded company, and we may experience difficulty attracting and retaining qualified individuals to serve on our board of directors or as executive officers. The additional demands associated with being a public company may disrupt regular operations of our business by diverting attention of some of our most active senior transaction professionals away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities with clients and increasing difficulty in retaining transaction professionals and managing and growing our businesses, the occurrence of any of which could harm our business, financial condition and results of operations.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We will evaluate our internal controls over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and rules and regulations of the SEC thereunder, which we refer to as “Section 404.” The process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could harm our reputation and cause us to lose existing clients or fail to gain new clients and otherwise negatively affect our results of operations. While our management has not identified any material weaknesses in our internal controls over financial reporting, management has identified reportable conditions involving, among other things, the documentation of and adherence to certain accounting policy and financial reporting matters and management and governance of information systems, which could have an adverse effect on our business, financial condition or results of operations if not remediated timely.

The historical and pro forma financial information in this prospectus may make it difficult to accurately predict our costs of operations in the future.

The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. In preparing our pro forma financial information we have given effect to, among other items, the reorganization transactions described in “Organizational Structure,” a deduction and charge to earnings of estimated taxes based on an estimated tax rate (which may be different from our actual tax rate in the future), and the cash distribution of pre-incorporation profits to members of HFF Holdings. The estimates we used in our pro forma financial information may not be similar to our actual experience as a public company. For more information on our historical financial information and pro forma financial information, see “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements included elsewhere in this prospectus.

You will experience immediate and substantial dilution.

The price you pay for shares of our Class A common stock sold in this offering is substantially higher than the per share value of our tangible book value, after giving effect to this offering. Assuming an initial public offering price for our Class A common stock of $      per share (the midpoint of the initial public offering price range

indicated on the cover of this prospectus), you will incur immediate dilution in net tangible book value per share of $     . Dilution is the difference between the offering price per share and the net tangible book value per share of our Class A common stock immediately after the offering. See “Dilution.”

Because all of the proceeds from this offering will be used to purchase partnership units in each of the Operating Partnerships and to repay outstanding debt, we will not have any of the proceeds from this offering available to invest in our business.

We estimate that our proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $      million, or $      million if the underwriters exercise in full their option to purchase additional shares. We intend to use all of the net proceeds from this offering (including any proceeds received pursuant to the underwriters’ option to purchase additional shares) to purchase partnership units in each of the Operating Partnerships and repay all outstanding borrowings under HFF LP’s credit agreement. Accordingly, we will not retain any of the proceeds from this offering and such proceeds will not be available to us to invest in and grow our business. See “Use of Proceeds.”

There may not be an active trading market for shares of our Class A common stock, which may cause our Class A common stock to trade at a discount from its initial public offering price and make it difficult to sell the shares you purchase.

Prior to this offering, there has been no public trading market for shares of our Class A common stock. It is possible that, after this offering, an active trading market will not develop or continue, which would make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price per share of our Class A common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which the shares of our Class A common stock will trade in the public market after this offering.

If securities analysts do not publish research or reports about our business or if they downgrade our company or our sector, the price of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our company or our industry, or the stock of any of our competitors, the price of our Class A common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause the price of our Class A common stock to decline.

Our share price may decline due to the large number of shares eligible for future sale and for exchange.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After the consummation of this offering, we will have          outstanding shares of Class A common stock. This number is comprised of the shares of our Class A common stock we are selling in this offering, which may be resold immediately in the public market. See “Shares Eligible for Future Sale.”

We have agreed with the underwriters not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters. Subject to these agreements, we may issue and sell in the future additional shares of Class A common stock.

In addition, HFF Holdings will, at the time of this offering, own           partnership units in each of the Operating Partnerships. Our amended and restated certificate of incorporation will allow the exchange of partnership units in the Operating Partnerships (other than those held by us) for shares of our Class A common stock on the basis of two partnership units (one in each Operating Partnership) for one share of Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. HFF Holdings has agreed with the underwriters not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (including partnership units in the Operating Partnerships), subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters. After the expiration of the 180-day lock-up period, the shares of Class A common stock issuable upon exchange of the partnership units in the Operating Partnerships will be eligible for resale from time to time, subject to certain contractual and Securities Act restrictions. Pursuant to contractual provisions and subject to certain exceptions, HFF Holdings will be restricted from exchanging partnership units for Class A common stock for two years. After two years, HFF Holdings will have the right to exchange 25% of its partnership units, with an additional 25% becoming available for exchange each year thereafter. However, these contractual provisions may be waived, amended or terminated by the members of Holdings LLC following consultation with our Board of Directors.

HFF Holdings has entered into a registration rights agreement with us. Under that agreement, after the expiration of the 180-day lock-up period, HFF Holdings will have the ability to cause us to register the shares of our Class A common stock it could acquire upon exchange of its partnership units in the Operating Partnerships.

The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline or subject us to litigation.

Our stock price will be affected by a number of factors, including quarterly and annual variations in our results and those of our competitors; changes to the competitive landscape; estimates and projections by the investment community; the arrival or departure of key personnel, especially the retirement or departure of key senior transaction professionals and management, including members of HFF Holdings; the introduction of new services by us or our competitors; and acquisitions, strategic alliances or joint ventures involving us or our competitors. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general global and domestic economic, market or political conditions, could reduce the market price of our Class A common stock. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Class A common stock could decrease significantly. You may be unable to resell your shares of our Class A common stock at or above the initial public offering price.

When the market price of a company’s common stock drops significantly, stockholders sometimes institute securities class action lawsuits against the company. A securities class action lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.

Our certificate of incorporation and by-laws may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock, requiring advance notice for stockholder proposals and nominations, providing for a classified board of directors, providing for super-majority votes of stockholders for the amendment of the bylaws and certificate of incorporation, and placing limitations on convening stockholder meetings and not permitting written consents of stockholders. In addition, we are subject to provisions of the Delaware General Corporation Law that restrict certain business combinations with interested stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. See “Description of Capital Stock.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include, but are not limited to, those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

ORGANIZATIONAL STRUCTURE

Reorganization Transactions

HFF, Inc. was formed in November 2006 for purposes of this offering. HFF, Inc. has not engaged in any business or other activities except in connection with its formation and the Reorganization Transactions.

Upon the consummation of this offering, HFF, Inc. will contribute the net proceeds raised in this offering to HoldCo LLC, its wholly-owned subsidiary. In consideration for the net proceeds from this offering, HFF Holdings will sell all of the shares of Holliday GP, which is the sole general partner of each of the Operating Partnerships, and     % of the partnership units in each of the Operating Partnerships (including partnership units in the Operating Partnerships held by Holliday GP), or       % of the partnership units in each of the Operating Partnerships (including partnership units in the Operating Partnerships held by Holliday GP) if the underwriters exercise in full their option to purchase additional shares, to HoldCo LLC. HFF Holdings will use $           million of the sale proceeds to repay all outstanding borrowings under HFF LP’s credit agreement. Accordingly, we will not retain any of the proceeds from this offering. In addition to cash, HFF Holdings will also receive an exchange right that will permit HFF Holdings to exchange interests in the Operating Partnerships for shares of our Class A common stock (the “Exchange Right”) and rights under a tax receivable agreement between HFF, Inc. and HFF Holdings (the “TRA”).

The Exchange Right will entitle HFF Holdings to exchange, at permitted times, two partnership units, one in each Operating Partnership, for a share of Class A common stock. HFF Holdings will also receive rights under the TRA to receive payments from HFF, Inc. for 85% of the tax benefits attributable to the basis step-up derived from the initial sale by HFF Holdings of its interests in the Operating Partnerships. In addition, subsequent exchanges of partnership units in the Operating Partnerships for Class A common stock upon exercise of the Exchange Right will also result in basis step-ups, and the TRA will entitle HFF Holdings to 85% of the tax benefits resulting from these exchanges.

Effect of the Reorganization Transactions

As a result of the transactions described above, which we collectively refer to as the “Reorganization Transactions,” immediately following this offering:

•	HFF, Inc., through HoldCo LLC, will become the sole stockholder of Holliday GP and control the Operating Partnerships;

•	HFF Holdings will hold one share of our Class B common stock and partnership units in each of the Operating Partnerships (or partnership units in each of the Operating Partnerships if the underwriters exercise in full their options to purchase additional shares). HFF, Inc. will hold partnership units in each of the Operating Partnerships (or partnership units in each of the Operating Partnerships if the underwriters exercise in full their option to purchase additional shares);

•	our public stockholders will collectively own shares of Class A common stock (or shares if the underwriters exercise in full their option to purchase additional shares); and

•	our public stockholders will collectively have % of the voting power in HFF, Inc. (or % if the underwriters exercise in full their option to purchase additional shares) and, through its holdings of our Class B common stock, HFF Holdings will have % of the voting power in HFF, Inc. (or % if the underwriters exercise in full their option to purchase additional shares). See “Description of Capital Stock”.

There will be certain restrictions on the right of HFF Holdings to exchange into and sell Class A common stock. It is expected that these restrictions will be in effect for two years, and after two years HFF Holdings will have the right to sell 25% of the Class A common stock that it is entitled to, with an additional 25% becoming available for sale each year thereafter, so that after five years, the restrictions on HFF Holdings will have fully expired. However, these contractual provisions may be waived, amended or terminated by us. See “Shares Eligible for Future Sale — Lock-up Arrangements.”

Holding Company Structure

Following the reorganization and this offering, HFF, Inc. will be a holding company and its sole assets will be, through its wholly-owned subsidiary HoldCo LLC, partnership units in the Operating Partnerships and all of the outstanding shares of Holliday GP.

As the sole stockholder of Holliday GP, the sole general partner of the Operating Partnerships, HFF, Inc. will operate and control all of the business and affairs of the Operating Partnerships. HFF, Inc. will consolidate the financial results of the Operating Partnerships and the ownership interest of HFF Holdings in the Operating Partnerships will be treated as a minority interest in HFF, Inc’s consolidated financial statements. HFF Holdings through its wholly-owned subsidiary, Holdings Sub, and HFF, Inc., through its wholly-owned subsidiaries HoldCo LLC and Holliday GP, will be the only partners of the Operating Partnerships after this offering.

The holders of partnership units in the Operating Partnerships, including HFF Holdings and HFF, Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of the Operating Partnerships. In the case of HFF Holdings such taxes will be incurred principally by the members of HFF Holdings. Net profits and net losses of the Operating Partnerships will generally be allocated to its partners pro rata in accordance with their respective partnership units. Because HFF, Inc. will own     % of the total partnership units in each of the Operating Partnerships, including partnership units held through Holliday GP (or     % if the underwriters exercise in full their option to purchase additional shares), HFF, Inc. will be allocated     % of the net profits and net losses of the Operating Partnerships (or  % if the underwriters exercise in full their option to purchase additional shares). The remaining net profits and net losses will be allocated to HFF Holdings. These percentages are subject to change, including upon an exchange of partnership units to shares of our Class A common stock and upon issuance of additional shares to the public. The partnership agreements of the Operating Partnerships will provide for cash distributions to the holders of partnership units of the Operating Partnerships if HFF, Inc. determines that the taxable income of the Operating Partnerships will give rise to taxable income for its partners. In accordance with the partnership agreements, we intend to cause the Operating Partnerships to make cash distributions to the holders of partnership units of the Operating Partnerships for purposes of funding their tax obligations (or in the case of HFF Holdings principally its members’ tax obligations) in respect of the income of the Operating Partnerships that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of the Operating Partnerships allocable to such holder of partnership units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of New York, New York (taking into account the nondeductibility of certain expenses and the character of our income). If we had effected the Reorganization Transactions on January 1, 2006, this assumed tax rate for 2006 would have been approximately 46%.

After this offering, the Operating Partnerships also intend to make distributions to HFF, Inc. in order to pay expenses, taxes and fund dividends the board of directors of HFF, Inc. may declare on the Class A common stock, if any. If HFF, Inc. declares such dividends, HFF Holdings will be entitled to receive equivalent distributions pro rata based on its partnership units in the Operating Partnerships.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $           million, or approximately $      million if the underwriters exercise in full their option to purchase additional shares. We will use these proceeds, as well as any proceeds received from the exercise of the underwriters’ option to purchase additional shares, to purchase from HFF Holdings all of the shares of Holliday GP and partnership units representing     % of each of the Operating Partnerships, or partnership units representing     % of each of the Operating Partnerships if the underwriters exercise in full their option to purchase additional shares. HFF Holdings will use $           million of the sale proceeds to repay all outstanding borrowings under HFF LP’s credit agreement. Accordingly, we will not retain any of the proceeds from this offering.

HFF LP’s credit agreement consists of a senior secured term loan facility in an aggregate amount of $60 million and a senior secured revolving credit facility in an aggregate amount of $20 million. Borrowings under the credit agreement bear interest at the applicable thirty-day London Interbank Offered Rate, or LIBOR rate (5.32% at September 30, 2006), plus 250 basis points. We have the option to convert revolving credit borrowings, subject to certain restrictions, to Base Rate Notes which bear interest at the Base Rate (defined as the greater of (a) the federal funds rate (5.34% at September 30, 2006) plus 50 basis points, and the (b) prime rate, as determined pursuant to the credit agreement (8.25% at September 30, 2006)), plus 150 basis points. As of September 30, 2006, we had outstanding borrowings of $57,500,000 million under our term loan facility bearing interest at a weighted average rate of 7.75% and no outstanding borrowings under our revolving credit facility. The credit agreement matures on March 29, 2010, subject to our option to extend the maturity date an additional 12 months upon the satisfaction of certain conditions set forth in the credit agreement. Proceeds from these borrowings have been used for distribution payments to the members of HFF Holdings.

DIVIDEND POLICY

We currently do not intend to initially pay a quarterly cash dividend on our Class A common stock. If we do declare a dividend at some point in the future, the Class B common stock will not be entitled to dividend rights. The declaration and payment of any future dividends will be at the sole discretion of our board of directors.

HFF, Inc. will be a holding company and will have no material assets other than its ownership of partnership units in the Operating Partnerships. If we declare a dividend at some point in the future, we intend to cause the Operating Partnerships to make distributions to HFF, Inc. in an amount sufficient to cover any such dividends. If the Operating Partnerships make such distributions, HFF Holdings will be entitled to ratably receive equivalent distributions on its partnership units in the Operating Partnerships.

CAPITALIZATION

The following table sets forth the consolidated cash and cash equivalents and capitalization of HFF Holdings as of September 30, 2006 on an actual basis and of HFF, Inc. on a pro forma basis giving effect to the Reorganization Transactions as described in “Organizational Structure” and to reflect our sale of           shares of our Class A common stock in this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us and our use of the proceeds as described in “Use of Proceeds.”

This table should be read in conjunction with “Organizational Structure,” “Unaudited Pro Forma Financial Information,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	Pro Forma
		(unaudited)
	(In thousands)

Cash and cash equivalents	$55,224	$

Capital leases	190
Term note payable	57,500
Minority interest	—
Stockholders’/members’ equity:
Members’ (deficiency) equity	(8,101)
Class A common stock, $.01 par value per share, shares authorized; shares issued and outstanding, as adjusted for this offering
Class B common stock, $.01 par value per share, shares authorized; 1 share issued and outstanding, as adjusted for this offering
Additional paid-in capital
Retained earnings
Total stockholders/members’ (deficiency) equity	(8,101)

Total capitalization	$49,589	$

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equity holders.

Our pro forma net tangible book value as of September 30, 2006 was approximately $     , or $      per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, in each case, after giving effect to the Reorganization Transactions and assuming that HFF Holdings exchanges all of its interests in the Operating Partnerships for newly-issued shares of our Class A common stock on the basis of two partnership units, one of each Operating Partnership, for one share of Class A common stock.

After giving effect to the sale of           shares of Class A common stock in this offering at an assumed initial public offering price of $      per share (the midpoint of the price range on the cover of this prospectus), our pro forma net tangible book value would have been $      million, or $      per share. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $      per share to existing equityholders and an immediate dilution in net tangible book value of $      per share to new investors.

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share
Pro forma net tangible book value per share as of September 30, 2006
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution in pro forma net tangible book value per share to new investors

The following table summarizes, on the same pro forma basis as of September 30, 2006, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing equityholders and by new investors purchasing shares in this offering, assuming that HFF Holdings exchanged all of its partnership units in the Operating Partnerships for shares of our Class A common stock on the basis of two partnership units, one of each Operating Partnership, for one share of Class A common stock.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

Existing equity holders			%	$		%	$
New investors

Total			%	$		%

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited condensed consolidated pro forma statements of income for the year ended December 31, 2005 and the nine months ended September 30, 2006 and the unaudited pro forma consolidated balance sheet as of September 30, 2006 present our consolidated results of operations and financial position to give pro forma effect to all of the Reorganization Transactions described in “Organizational Structure” and the sale of shares in this offering (excluding shares issuable upon exercise of the underwriters’ option to purchase additional shares, if any), and the application of the net proceeds from this offering, as if all such transactions had been completed as of January 1, 2005 with respect to the unaudited condensed consolidated pro forma statements of income and as of September 30, 2006 with respect to the unaudited pro forma balance sheet data. The unaudited pro forma consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data.

The pro forma adjustments principally give effect to the following items:

•	the Reorganization Transactions described in “Organizational Structure,” including the elimination of the financial results of HFF Holdings and Holdings Sub from the historical audited consolidated financial statements, which are included elsewhere in this prospectus;

•	cash distributions of pre-incorporation profits to members of HFF Holdings;

•	this offering and the use of a portion of the proceeds to repay outstanding borrowings as described in “Use Of Proceeds;”

•	the provision for corporate income taxes; and

•	the tax receivable agreement we will enter into with HFF Holdings.

The unaudited pro forma financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Reorganization Transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition data or results of operations as of any future date or for any future period.

Unaudited Pro Forma Combined Income Statement

	Year Ended December 31, 2005
	(in thousands, except per share data)
		Adjustments for			Adjustments
	Historical	Reorganization		Post-Reorganization	for Offering		Pro Forma

Revenues
Capital markets services revenue	$203,457			$203,457
Interest on mortgage notes receivable	412			412
Other	1,979			1,979

Total revenue	205,848			205,848
Expenses
Cost of services	119,106			119,106
Personnel	14,369	(350)	(a)	14,019
Occupancy	5,357			5,357
Travel and entertainment	5,067			5,067
Supplies, research, and printing	5,089			5,089
Insurance	2,470	(1,011)	(a)	1,459
Professional fees	1,201	(100)	(a)	1,101
Depreciation and amortization	2,735	(140)	(a)	2,595
Interest on warehouse line of credit	409			409
Other operating	3,483	(66)	(a)	3,417

Total expenses	159,286	(1,667)		157,619
Operating income	46,562	1,667		48,229
Interest and other income	1,267	(993)	(a)	274
Interest expense	(271)	191	(a)	(80)

Income before minority interest and income taxes	47,558	865		48,423
Minority interest	—			—		(d)

Income before income taxes	47,558	865		48,423
Provision for income taxes	715	(427	)(b)	288		(e)

Net income	$46,843	1,292		48,135

Weighted average shares of Class A common stock:
Basic								(f)
Diluted								(f)
Net income per share of Class A common stock:
Basic								(f)
Diluted								(f)

Unaudited Pro Forma Combined Income Statement

	Nine Months Ended September 30, 2006
	(in thousands, except per share data)
		Adjustments for			Adjustments
	Historical	Reorganization		Post-Reorganization	for Offering		Pro Forma

Revenues
Capital markets services revenue	$153,586			$153,586
Interest on mortgage notes receivable	662			662
Other	2,289			2,289

Total revenue	156,537			156,537
Expenses
Cost of services	89,340			89,340
Personnel	10,460	(350	)(a)	10,110
Occupancy	4,629			4,629
Travel and entertainment	3,842			3,842
Supplies, research, and printing	4,800			4,800
Insurance	2,265	(1,209	)(a)	1,056
Professional fees	1,979	(684)	(a)	1,295
Depreciation and amortization	2,039			2,039		(c)
Interest on warehouse line of credit	676			676
Other operating	3,270	18	(a)	3,288

Total expenses	123,300	(2,225)		121,075
Operating income	33,237	2,225		35,462
Interest and other income	1,394	(1,025)	(a)	369
Interest expense	(2,377)			(2,377)		(c)

Income before minority interest and income taxes	32,254	1,200		33,454
Minority interest	—			—		(d)

Income before income taxes	32,254	1,200		33,454
Provision for income taxes	557	(344	)(b)	213		(e)

Net income	$31,697	1,544		$33,241

Weighted average shares of Class A common stock:
Basic								(f)
Diluted								(f)
Net income per share of Class A common stock:
Basic								(f)
Diluted								(f)

Notes to Unaudited Pro Forma Combined Income Statements

(a)	Adjustment reflects the elimination of the historical results of operations of HFF Holdings and Holdings Sub as these entities will not be included in the consolidated results of HFF, Inc. as a result of this offering and the Reorganization Transactions. See “Organizational Structure — Reorganization Transactions.” For the year ended December 31, 2005, this adjustment reflects $1,011 death and disability insurance premiums on individual members of HFF Holdings, $656 of other operating costs, $993 of interest income, and $191 of interest expense on outstanding debt. For the nine months ended September 30, 2006, this adjustment reflects $1,209 of death and disability insurance premiums, $1,016 of other operating costs, and $1,025 of interest income.

(b)	The adjustment reflects the elimination of taxes attributable to HFF Holdings and Holdings Sub.

(c)	Adjustment reflects $ and $ for the nine months ended September 30, 2006 for the amortization of deferred financing costs and the interest expense, respectively, associated with the outstanding borrowings that will be repayed as a result of this offering. See “Use of Proceeds”.

(d)	Reflects an adjustment to record the % minority interest ownership of HFF Holdings. Following the Reorganization Transactions, as the sole stockholder of Holliday GP, the sole general partner of the Operating Partnerships, HFF, Inc. will operate and control all of the business affairs of the Operating Partnerships. HFF, Inc. will consolidate the financial results of the Operating Partnerships and Holliday GP. HFF Holdings and HFF, Inc., through its wholly-owned subsidiaries HoldCo, LLC and Holliday GP, will be the only partners of the Operating Partnerships following this offering. Accordingly, HFF, Inc. will consolidate the Operating Partnerships and Holliday GP and will record a minority interest for the economic interest of HFF Holdings in the Operating Partnerships.

(e)	Adjustment to reflect a pro forma provision for income taxes at an effective tax rate of 39.5% for the year ended December 31, 2005 and the nine months ended September 30, 2006. The entities that formed HFF Holdings have been limited liability companies, partnerships, and a corporation. The income of the limited liability companies and partnerships of HFF Holdings has not been subject to U.S. federal and state income taxes.

(f)	For purposes of the HFF, Inc. pro forma net income per share of Class A common stock calculation, the weighted average shares outstanding of Class A common stock,basic and diluted, are calculated as follows:

	Year Ended		Nine Months Ended
	December 31, 2005		September 30, 2006
	Pro Forma		Pro Forma
	Basic	Diluted	Basic	Diluted

HFF, Inc. shares of Class A common stock
Operating Partnerships units
New shares from offering
Weighted average shares of Class A common stock outstanding

HFF, Inc. pro forma basic and net diluted net income per share of Class A common stock are calculated as follows:

Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2005	2006
	Pro Forma	Pro Forma

Basic and Diluted Net Income Per Share
Net income available to holders of shares of Class A common stock
Basic and diluted weighted average shares of Class A common stock outstanding
Basic and diluted net income per share of Class A common stock

The share of Class B common stock has no right to receive dividends of HFF, Inc. The share of Class B common stock does not share in the earnings of HFF, Inc. and no earnings are allocable to such class. Accordingly, pro forma basic and diluted net income per share of Class B common stock have not been presented.

Unaudited Pro Forma Consolidated Balance Sheet

	As of September 30, 2006
	(in thousands, except per share data)
		Adjustments for			Adjustments
	Historical	Reorganization		Post-Registration	for Offering		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$55,224	(42,843	)(a)(b)	$12,381		(c)(d)(e)
Restricted cash	280			280
Accounts receivable	1,701	1,373	(a)	3,074
Mortgage notes receivable	39,550			39,550
Prepaid expenses and other current assets	3,853	(1,488	)(a)	2,365		(f)
Deferred tax asset	—			—		(h)

Total current assets	100,608	(42,958)		57,650
Property and equipment, net	4,903			4,903
Goodwill	3,712			3,712
Intangible assets, net	3,328			3,328		(d)
Other noncurrent assets	300			300

Total assets	$112,851	(42,958)		69,893

Liabilities
Current liabilities:
Current portion of long-term debt	$17,094			17,094		(d)
Warehouse line of credit	39,550			39,550
Accrued compensation and related taxes	17,888			17,888
Accounts payable	933			933
Other current liabilities	1,914	(98	)(a)	1,816		(d)

Total current liabilities	77,379	(98)		77,281
Deferred rent credit	2,606			2,606
Other long-term liabilities	371	(260	)(a)	111
Long-term debt, less current portion	40,596			40,596		(d)
Due to HFF Holdings under tax receivable agreement	—			—		(h)

Total liabilities	120,952	(358)		120,594

Minority interest	—			—		(g)

Stockholders’/Members’ Equity (Deficit)
Members’ equity (deficit)	(8,101)	(42,600)	(a)(b)	(50,701)		(g)
Class A common stock, $ par value per share, shares authorized: shares issued and outstanding, actual and as adjusted for this offering						(c)
Class B common stock, $ par value per share, shares authorized: shares issued and outstanding, actual and as adjusted for this offering
Additional paid in capital						(c)(e)(f)(g)
Retained earnings						(d)(h)

Total stockholders/members’ equity	(8,101)	(42,600)		(50,701)

Total liabilities and stockholders’/members’ equity	$112,851	(42,958)		$69,893

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(a)	Adjustment reflects the elimination of the cash, prepaid expenses and other current assets, other current and long-term liabilities, and re-establishment of previously eliminated intercompany accounts receivable balances of HFF Holdings and Holdings Sub, as these entities will not be included in the consolidated results of HFF, Inc. as a result of this offering and the Reorganization Transactions. See “Organizational Structure — Reorganization Transactions”.

(b)	Reflects the anticipated distributions of pre-offering profits to the members of HFF Holdings. The distributions are to be funded with available cash, subject to maintenance of minimum working capital requirements.

(c)	Reflects net proceeds from the sale by us of shares of Class A common stock at the initial public offering price of $ per share of Class A common stock, after deducting underwriting discounts, commissions, and estimated offering expenses.

(d)	Reflects repayment of all outstanding borrowings under HFF LP’s credit agreement using net proceeds from this offering. Adjustment reflects the elimination of $ of current and long-term debt, $ of related accrued interest payable, and $ of the unamortized balance of deferred financing costs associated with the term notes.

(e)	Represents our purchase from HFF Holdings of the partnership units representing % of each of the Operating Partnerships using net proceeds from this offering. See “Use Of Proceeds”.

(f)	Reflects the elimination of direct costs incurred through September 30, 2006 in connection with this offering.

(g)	Reflects a minority interest adjustment for the % of the the total number of partnership units of each of the Operating Partnerships held by HFF Holdings following this offering.

(h)	Reflects the adjustment to give effect to the tax receivable agreement with HFF Holdings.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for the dates and periods indicated. We derived the selected historical consolidated financial data set forth below as of December 31, 2003, 2004 and 2005 and for the period from June 16, 2003 through December 31, 2003 and for the years ended December 31, 2004 and 2005 and as of and for the nine months ended September 30, 2006 from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm, and, except for the consolidated statement of income for the period from June 16, 2003 through December 31, 2003, are included elsewhere in this prospectus. We derived the selected historical consolidated financial data set forth below as of and for the nine months ended September 30, 2005 from our unaudited interim consolidated financial statements which are included elsewhere in this prospectus. We derived the selected historical consolidated financial data set forth below as of December 31, 2003, 2002 and 2001, and for the period from January 1, 2003 through June 15, 2003 and for the years ended December 31, 2002 and 2001 from our unaudited consolidated financial information not included elsewhere in this prospectus.

The summary consolidated financial data presented below is not indicative of our results for any future period. In management’s opinion, the unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited consolidated data. The summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes, “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Predecessor (a)			Successor
	For the Year Ended				For the Year Ended			Nine Months Ended
	December 31,		1/1/03-	6/16/03-	December 31,			September 30
	2001	2002	6/15/03	12/31/03	2004	2005		2005	2006
	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except per share data)							(unaudited)
				(In thousands, except per share data)
Statement of Income Data
Revenues
Capital markets services revenue	$77,561	$84,297	$36,626	$71,735	$142,192		$203,457	$135,983		$153,586
Interest on mortgage notes receivable	—	—	—	—	—		412	65		662
Other	—	364	99	739	1,499		1,979	1,251		2,289

Total revenues	77,561	84,661	36,725	72,474	143,691		205,848	137,299		156,537
Operating expenses
Cost of services	55,336	59,637	26,289	43,370	85,778		119,106	81,026		89,340
Personnel	3,949	2,574	(807)	5,148	9,107		14,369	8,874		10,460
Occupancy	4,731	5,716	2,465	2,824	5,047		5,357	4,034		4,629
Travel and entertainment	2,473	2,673	1,575	1,467	3,617		5,067	3,221		3,842
Supplies, research & printing	1,618	2,757	929	1,227	2,933		5,089	3,690		4,800
Insurance	—	265	38	777	1,500		2,470	1,883		2,265
Professional fees	425	541	206	634	871		1,201	1,012		1,979
Depreciation and amortization	256	350	203	1,598	2,506		2,735	1,988		2,039
Other operating	4,930	4,145	1,563	1,763	3,441		3,483	2,532		3,270
Interest on warehouse line of credit		—	—	—	—		409	60		676

Total operating expenses	73,718	78,658	32,461	58,808	114,800		159,286	108,320		123,300

Operating income	3,843	6,003	4,264	13,666	28,891		46,562	28,979		33,237
Interest and other income	—	—	—	97	317		1,267	675		1,394
Interest expense	—	—	—	(234)	(406)		(271)	(220)		(2,377)

Income before taxes	3,843	6,003	4,264	13,529	28,802		47,558	29,434		32,254
Income tax expense(b)	—	—	—	—	728		715	433		557

Net income	$3,843	$6,003	4,264	13,529	$28,074		$46,843	$29,001		$31,697

Pro forma basic net income per share of Class A common stock(c)						$			$
Pro forma diluted net income per share of Class A common stock(c)						$			$
Pro forma basic weighted average shares of Class A common stock(c)
Pro forma diluted weighted average shares of Class A common stock(c)

	As of December 31,					As of September 30,
	2001(a)	2002(a)	2003	2004	2005	2006
	(unaudited)	(unaudited)
	(dollars in thousands)

Balance Sheet Data
Total assets	$45,590	$44,430	$40,499	$56,090	$89,941	$112,851
Long term debt	$—	$—	$10,048	$7,644	$272	$57,690
Total liabilities	$7,326	$11,749	$19,970	$18,978	$29,903	$120,952

(a)	The financial information for the period from January 1, 2001 through June 15, 2003 is derived from unaudited financial information and general ledger reports provided by HFF LP’s parent company at that time. Prior to June 15, 2003, HFF LP was an indirect wholly-owned subsidiary of Lend Lease, an Australian company with a June 30 fiscal year. The acquisition of HFF LP on June 16, 2003 by HFF Holdings created a new basis of accounting and, accordingly, the financial information for the periods through December 31, 2003 are not comparable to recent periods and comparisons of those periods to recent periods may not be accurate indicators of our relative financial performance.

(b)	We have historically operated as two limited liability companies (HFF Holdings and Holdings Sub), a corporation (Holliday GP) and two limited partnerships (HFF LP and HFF Securities), which two partnerships we refer to as the Operating Partnerships. As a result, our income has been subject to limited U.S. federal income taxes, and our income and expenses have been passed through and reported on the individual tax returns of the members of HFF Holdings. Income taxes shown on our consolidated statements of income are attributable to taxes incurred at the state and local level. Following this offering, HFF, Inc. will be subject to additional entity-level taxes that will be reflected in our consolidated financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Key Financial Measures and Indicators — Costs and Expenses — Income Tax Expense” and “Unaudited Pro Forma Financial Information.”

(c)	For the purposes of the HFF, Inc. pro forma net income per share of Class A common stock calculation, the weighted average of Class A common stock outstanding, basic and diluted, are calculated based on:

	Year Ended		Nine Months Ended
	December 31, 2005		September 30, 2006
	Pro Forma		Pro Forma
	Basic	Diluted	Basic	Diluted
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

HFF, Inc. shares of Class A common stock
Operating partnerships units
New shares from offering
Weighted average shares of Class A common stock outstanding

HFF, Inc. pro forma basic and net diluted net income per share of Class A common stock are calculated as follows:

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2005	2006
	Pro Forma	Pro Forma
	(unaudited)	(unaudited)

Basic and Diluted Net Income Per Share
Net income available to holders of shares of Class A common stock
Basic and diluted weighted average shares of Class A common stock outstanding
Basic and diluted net income per share of Class A common stock

The share of Class B common stock has no right to receive dividends of HFF, Inc. The share of Class B common stock does not share in the earnings of HFF, Inc. and no earnings are allocable to such class. Accordingly, pro forma basic and diluted net income per share of Class B common stock have not been presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

The following discussion should be read in conjunction with “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Information” and the historical financial statements and the related notes thereto included elsewhere in this prospectus. The following discussion contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus.

Overview

Our Business

We are a leading provider of commercial real estate and capital markets services to the U.S. commercial real estate industry and are one of the largest private full-service commercial real estate financial intermediaries in the country. We operate out of 18 offices nationwide with more than 130 transaction professionals and approximately 270 support associates. In 2005, we advised on approximately $32 billion of completed commercial real estate transactions, more than a 40% increase compared to the approximately $22 billion of completed transactions we advised on in 2004.

Substantially all of our revenues are in the form of capital market services fees collected from our clients, usually negotiated on a transaction-by-transaction basis. We also earn fees from commercial loan servicing activities. We believe that our multiple product offerings, diverse client mix, expertise in a wide range of property types and national platform create a stable and diversified revenue stream. Furthermore, we believe our business mix, operational expertise and the leveragability of our platform have enabled us to achieve profit margins that are among the highest of our public company peers. Our revenues and net income were $205.8 million and $46.8 million, respectively, for the year ended December 31, 2005, compared to $143.7 million and $28.1 million, respectively, for the year ended December 31, 2004. For the nine months ended September 30, 2006, our revenues and net income were $156.5 million and $31.7 million, respectively.

Our business may be significantly affected by factors outside of our control, particularly including:

•	Economic and commercial real estate market downturns. Our business is dependent on international and domestic economic conditions and the demand for commercial real estate and related services in the markets in which we operate and even a regional economic downturn could adversely affect our business. A general decline in acquisition and disposition activity can lead to a reduction in fees and commission for arranging such transactions, as well as in fees and commissions for arranging financing for acquirers and property owners that are seeking to recapitalize their existing properties. Likewise, a general decline in commercial real estate investment activity can lead to a reduction in fees and commissions for arranging acquisitions, dispositions and financings for acquisitions as well as for recapitalizations for existing property owners as well as a significant reduction in our loan servicing activities, due to increased delinquencies and lack of additional loans that we would have otherwise added to our loan servicing portfolio, all of which would have an adverse effect on our business.

•	Decreased investment allocation to commercial real estate class. Allocations to commercial real estate as an asset class for investment portfolio diversification may decrease for a number of reasons beyond our control, including but not limited to poor performance of the asset class relative to other asset classes or superior performance of other asset classes when compared with continued good performance of the commercial real estate asset class. In addition, while commercial real estate is now viewed as an accepted and valid class for portfolio diversification, if this perception changes, there could be a significant reduction in the amount of debt and equity capital available in the commercial real estate sector.

•	Fluctuations in interest rates. Significant fluctuations in interest rates as well as steady and protracted movements of interest rates in one direction (increases or decreases) could adversely effect the operation and income of commercial real estate properties as well as the demand from investors for commercial real estate investments. Both of these events could adversely affect investor demand and the supply of capital for debt and equity investments in commercial real estate. In particular, increased interest rates may cause prices to decrease due to the increased costs of obtaining financing and could lead to decreases in purchase and sale activities thereby reducing the amounts of investment sales and loan originations and related servicing fees. If our investment sales origination and servicing businesses are negatively impacted, it is likely that our other lines of business would also suffer due to the relationship among our various capital market services.

Other factors that may adversely affect our business are discussed under the heading “Forward-Looking Statements” and under the caption “Risk Factors” in this prospectus.

Key Financial Measures and Indicators

Revenues

Over 95% of our revenues are capital market service revenues. These capital market service revenues are in the form of fees collected from our clients, usually negotiated on a transaction-by-transaction basis, which includes origination fees, investment sales fees earned for brokering sales of commercial real estate, loan servicing fees and note sale and note sales advisory and other production fees. We also earn interest on mortgage notes receivable. For the nine months ended September 30, 2006, we had total revenues of approximately $156.5 million, of which approximately 98% were attributable to capital markets service revenue, 0.4% were attributable to interest on mortgage notes receivable and 1.6% were attributable to other revenue sources. For the year ended December 31, 2005, our total revenues equaled approximately $205.8 million, of which approximately 99% were generated by our capital markets services, 0.2% were attributable to interest on mortgage notes receivable and 0.8% were attributable to other revenue sources.

Total Revenues:

Capital markets services revenues.  We earn our capital markets services revenue through the following activities and sources:

•	Origination fees. Our origination fees are earned through the placement of debt, equity and structured financing. Debt placements represent the majority of our business, with approximately $22 billion of debt transaction volume in 2005. Fees earned by HFF Securities for discretionary and non-discretionary equity capital raises and other investment banking services are also included with capital market services revenue in our consolidated statements of income. We recognize origination revenues at the closing of the applicable financing and funding of capital, when such fees are generally collected.

•	Investment sales fees. We earn investment sales fees by acting as a broker for commercial real estate owners seeking to sell a property(ies) or an interest in a property(ies). We recognize investment sales revenues at the close and funding of the sale, when such fees are generally collected.

•	Loan servicing fees. We generate loan servicing fees through the provision of collection, remittance, recordkeeping, reporting and other related loan servicing functions, activities and services. We also earn fees through escrow balances maintained as a result of required reserve accounts and tax and insurance escrows for the loans we service. We recognize loan servicing revenues at the time services are rendered, provided the loans are current and the debt service payments are actually made by the borrowers. We recognize the other fees related to escrows and other activities at the time the fees are paid.

•	Note Sale, Note sales advisory and other production fees. We generate note sale, note sales advisory and other production fees through assisting our clients in their efforts to sell all or portions of commercial real estate debt notes. We recognize note sale, note sales advisory and other production revenues at the close and funding of the capital to consummate sale, when such fees are generally collected.

Interest on mortgage notes receivable.  We recognize interest income on the accrual basis during the approximately one month holding period based on the contract interest rate in the loan that is to be purchased by Freddie Mac, provided that the debt service is paid by the borrower.

Other.  Our other revenues include expense reimbursements from clients related to out of pocket costs incurred, which reimbursements are considered revenue for accounting purposes.

A substantial portion of our transactions are success based, with a small percentage including retainer fees (such retainer fees typically being included in a success-based fee upon the closing of a transaction). Transactions that are terminated before completion will sometimes generate breakage fees, which are usually calculated as a set amount or a percentage (which varies by deal size and amount of work done at the time of breakage) of the fee we would have received had the transaction closed. The amount and timing of all of the fees paid vary by the type of transaction and are generally negotiated on a transaction-by-transaction basis.

Costs and Expenses

The largest components of our expenses are our operating expenses, which consist of cost of services, personnel expenses not directly attributable to providing services to our clients, occupancy expenses, travel and entertainment expenses, supplies, research and printing expenses and other expenses. For the nine months ended September 30, 2006, our total operating expenses were approximately $123.3 million. In addition, we incur non-operating expenses relating to interest expense and income tax expense.

Operating Expenses:

Cost of Services.  The largest portion of our expenses is cost of services. We consider personnel expenses directly attributable to providing services to our clients and certain purchased services to be directly attributable to the generation of our capital markets services revenue, and classify these expenses as cost of services in the consolidated statements of income. Personnel expenses include employee-related compensation and benefits. Most of our transaction professionals are paid commissions; however, there are some transaction professionals who are initially paid a salary with commissions credited against the salary. Analysts, who support transaction professionals in executing transactions, are paid a salary plus a discretionary bonus, which is usually calculated as a percentage of an analyst bonus pool or as direct bonuses for each transaction, depending on the policy of each regional office. All other employees receive a combination of salary and an incentive bonus based on performance, job function, individual office policy/profitability, and overall corporate profitability.

Personnel.  Personnel expenses include employee-related compensation and benefits that are not directly attributable to providing services to our clients. In addition, personnel expense includes profit participation bonuses in which offices or lines of business that generate profit margins of 14.5% or more are entitled to additional bonuses of 15% of net income from the office. The allocation of the profit participation and how it is shared within the office are determined by the office head with a review by the managing member of HFF Holdings. In 2005, total profit participation bonuses paid were approximately 18% of operating profit before the profit participation bonus.

Occupancy.  Occupancy expenses include rental expenses and other expenses related to our 18 offices nationwide.

Travel and entertainment.  Travel and entertainment expenses include travel and other entertainment expenses.

Supplies, research and printing.  Supplies, research and printing expenses represent expenses related to office supplies, market and other research (including expenses relating to our proprietary database) and printing.

Other.  The balance of our operating expenses include costs for insurance, professional fees, depreciation and amortization, interest on our warehouse line of credit and other operating expenses. We refer to all of these expenses below as “Other” expenses.

As a result of this offering, we will no longer be a privately-owned company and our costs for such items as insurance, accounting and legal advice will increase substantially relative to our historical costs for such services. We will also incur costs which we have not previously incurred for directors fees, increased directors and officers insurance, investor relations fees, expenses for compliance with the Sarbanes-Oxley Act and new rules implemented by the Securities and Exchange Commission and the New York Stock Exchange, and various other costs of a public company. On an annual basis, we estimate that we will incur costs of more than $3 million per year as a result of becoming a publicly-traded company. Since we have not operated as a public company before, there can be no guarantee that this estimate is accurate and our actual costs may be significantly higher. In addition, we expect to incur substantial one-time costs in meeting the legal and regulatory requirements of a public company, including Section 404 of the Sarbanes-Oxley Act.

Interest and Other Income:

Interest and other income consist primarily of interest earned from the investment of our cash and cash equivalents and short-term investments.

Interest Expense:

Interest expense represents the interest on our outstanding debt instruments, including indebtedness outstanding under our credit agreement.

Income Tax Expense:

We have historically operated as two limited liability companies (HFF Holdings and Holdings Sub), a corporation (Holliday GP) and two limited partnerships (HFF LP and HFF Securities, which two partnerships we refer to collectively as the Operating Partnerships). As a result, our income has been subject to limited U.S. federal corporate income taxes (that allocable to Holliday GP), and the remainder of our income and expenses have been passed through and reported on the individual tax returns of the members of HFF Holdings. Income taxes shown on our consolidated statements of income are attributable to taxes incurred at the state and local level.

Following this offering, the Operating Partnerships will continue to operate in the U.S. as partnerships for U.S. federal income tax purposes. In addition, however, HFF, Inc. will be subject to additional entity-level taxes that will be reflected in our consolidated financial statements. For information on the pro forma effective tax rate of HFF following the Reorganization Transactions, see note (e) in “Unaudited Pro Forma Financial Information—Notes to Unaudited Pro Forma Combined Income Statements.”

In accordance with the partnership agreements, we intend to cause the Operating Partnerships to make cash distributions to the holders of partnership units of the Operating Partnerships for purposes of funding their tax obligations in respect of the income of the Operating Partnerships that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of the Operating Partnerships allocable to such holder of partnership units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of New York, New York (taking into account the nondeductibility of certain expenses and the character of our income). If we had effected the Reorganization Transactions on January 1, 2006, this assumed tax rate for 2006 would have been approximately 46%.

Minority Interest:

On a historical basis, we have not reflected any minority interest in our financial results. Following this offering, however, we will record significant minority interest relating to the ownership interest of HFF Holdings in the Operating Partnerships. As described in “Organizational Structure,” HoldCo LLC, a wholly-owned subsidiary of HFF, Inc., will own the sole general partner of the Operating Partnerships. Accordingly, although HFF, Inc. will have a minority economic interest in the Operating Partnerships, it will have a majority voting interest and control the management of the Operating Partnerships. The limited partners in the Operating Partnerships do not have kick-out rights or other substantive participating rights. As a result, HFF, Inc. will consolidate the Operating Partnerships and record a minority interest for the economic interest in the Operating Partnerships indirectly held by HFF Holdings.

Results of Operations

Following is a discussion of our results of operation for the nine months ended September 30, 2005 and 2006 and the two years ended December 31, 2004 and 2005. The tables included in the period comparisons below provide summaries of our results of operations. The period-to-period comparisons of financial results are not necessarily indicative of future results.

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

	For the Nine Months
	Ended
	September 30,
	2005		2006		Total	Total
		% of		% of	Dollar	Percentage
	Dollars	Revenue	Dollars	Revenue	Change	Change
	(Unaudited)
	(dollars in thousands, unless percentages)

Revenues
Capital markets services revenue	$135,983		$153,586		$17,603
Interest on mortgage notes receivable	65		662		597
Other	1,251		2,289		1,038

Total revenues	137,299	100%	156,537	100%	19,238	14.0%
Operating expenses
Cost of services	$81,026	59.0%	$89,340	57.1%	$8,314	10.3%
Personnel	8,874	6.5%	10,460	6.7%	1,586	17.9%
Occupancy	4,034	2.9%	4,629	3.0%	595	14.7%
Travel and entertainment	3,221	2.4%	3,842	2.4%	621	19.3%
Supplies, research and printing	3,690	2.7%	4,800	3.1%	1,110	30.1%
Other	7,475	5.4%	10,229	6.5%	2,754	36.8%

Total operating expenses	108,320	78.9%	123,300	78.8%	14,980	13.8%

Operating income	28,979	21.1%	33,237	21.2%	4,258	14.7%
Interest and other income	675	NM	1,394	NM	719	NM
Interest expense	(220)	NM	(2,377)	NM	(2,157)	NM

Income before taxes	29,434	21.44%	32,254	20.6%	2,820	9.6%
Income tax expense	433	NM	557	NM	124	NM

Net income	$29,001	21.1%	$31,697	20.25%	$2,696	9.3%

“NM” = Not Meaningful

Revenues.  Our total revenues were $156.5 million for the nine months ended September 30, 2006 compared to $137.3 million for the same period in 2005, an increase of $19.2 million, or 14.0%. Revenues increased primarily as a result of increased production.

•	The revenues we generated from capital markets services for the nine months ended September 30, 2006 increased $17.6 million, or 12.9%, to $153.6 million from $136.0 million for the same nine months in 2005. The increase is primarily attributable to increased production.

•	The revenues derived from interest on mortgage notes were $0.7 million for the nine months ended September 30, 2006 compared to $0.07 million for the same period in 2005, an increase of $0.63 million. Revenues increased primarily as a result of increased production of Freddie Mac loans.

•	The other revenues we earned were $2.3 million for the nine months ended September 30, 2006 compared to $1.3 million for the same period in 2005, an increase of $1.0 million, or 76.9%. Other revenues increased primarily as a result of expense reimbursements on a larger number of transactions.

Total Operating Expenses.  Our total operating expenses were $123.3 million for the nine months ended September 30, 2006 compared to $108.3 million for the same period in 2005, an increase of $15.0 million, or 13.8%. Expenses increased primarily due to commissions on increased production.

•	The costs of services for the nine months ended September 30, 2006 increased $8.3 million, or 10.3%, to $89.3 million from $81.0 million for the same nine months in 2005. The increase is most significantly a result of commissions on increased capital market services provided for clients.

•	The employee compensation and benefits expenses that are not directly attributable to providing services to our clients for the nine months ended September 30, 2006 increased $1.6 million, or 17.9%, to $10.5 million from $8.9 million for the same nine months in 2005. The increase is primarily related to a result of increased head count and increased profit participation bonus on higher profit.

•	Occupancy, travel and entertainment, and supplies, research and printing expenses for the nine months ended September 30, 2006 increased $2.3 million, or 21.2%, to $13.3 million, respectively, for the same nine months in 2005. These increases are primarily due to increased production volume.

•	Other expenses, including costs for insurance, professional fees, depreciation and amortization, interest on our warehouse line of credit and other operating expenses, were $10.2 million in the nine months ended September 30, 2006, an increase of $2.8 million, or 36.8%, versus $7.5 million in the nine months ended September 30, 2005. This increase is primarily related to increased insurance limits and increased Freddie Mac volume resulting in interest expense on our warehouse line.

Net Income.  Our net income for the nine months ended September 30, 2006 was $31.7 million, an increase of $2.7 million, or 9.3%, versus $29.0 million for the same fiscal period in 2005. We attribute this increase to several factors, with the more significant cause being an increase of operating income of $4.3 million. Other factors included:

•	Interest and other income, partially offsetting the costs we incurred in these periods, increased $0.7 million, to $1.4 million versus $0.7 million earned in the nine months ended September 30, 2005. This increase is principally attributable to increased cash balances as a result of increased production.

•	The interest expense we incurred in the nine months ended September 30, 2006 totaled $2.4 million, an increase of $2.2 million from $0.2 million of similar expenses incurred in the nine months ended September 30, 2005. This increase resulted from the term loan of $60 million funded in March 2006.

•	Expenses from income tax increased $0.1 million, or 28.6%, to $0.6 million for the nine months ended September 30, 2006 from $0.4 million for the same period in 2005, principally as a result of increased net income.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

	For the Year
	Ended
	December 31,
	2004		2005		Total	Total
		% of		% of	Dollar	Percentage
	Dollars	Revenue	Dollars	Revenue	Change	Change
	(In thousands, unless percentages)

Revenues
Capital markets services revenue	$142,192		$203,457		$61,265
Interest on mortgage notes receivable	—		412		412
Other	1,499		1,979		480

Total revenues	$143,691	100%	$205,848	100%	62,157	43.3%
Operating expenses
Cost of services	85,778	59.7%	119,106	57.9%	$33,328	38.9%
Personnel	9,107	6.3%	14,369	7.0%	5,262	57.8%
Occupancy	5,047	3.5%	5,357	2.6%	310	6.1%
Travel and entertainment	3,617	2.5%	5,067	2.5%	1,450	40.1%
Supplies, research and printing	2,933	2.0%	5,089	2.5%	2,156	73.5%
Other	8,318	5.8%	10,298	5.0%	1,980	23.8%

Total operating expenses	114,800	79.9%	159,286	77.4%	44,486	38.8%

Operating income	28,891	20.1%	46,562	22.6%	17,671	61.2%
Interest and other income	317	NM	1,267	NM	950	NM
Interest expense	(406)	NM	(271)	NM	135	NM

Income before taxes	28,802	20.0%	47,558	23.1%	18,756	65.1%
Income tax expense	728	NM	715	NM	13	NM

Net income	$28,074	19.5%	$46,843	22.7%	$18,769	66.9%

“NM” = Not Meaningful

Total Revenues.  Our total revenues were $205.8 million for the year ended December 31, 2005 compared to $143.7 million for 2004, an increase of $62.1 million, or 43.3%. Revenues increased primarily as a result of increased business volume across all capital market services transaction types.

•	The revenues earned from our capital markets services for the year ended December 31, 2005 increased $61.3 million, or 43.1%, to $203.5 million from $142.2 million for the year ended December 31, 2004. The increase resulted from a number of factors, most significantly an increase in number of transactions as well as higher fees per transaction professional and an increase in the number of transaction professionals, a larger servicing portfolio and an increased focus on certain revenue sources that were not previously a main focus for the company including service fees from CMBS loans and expanding activity of HFF Securities.

•	The revenues derived from interest on mortgage notes receivable were $0.4 million for the year ended December 31, 2005. No such revenue was recorded in 2004. We earn interest on mortgage notes receivable in connection with our loan servicing business and our participation in Freddie Mac’s Program Plus Seller Servicer program. HFF LP qualified for this program in December 2004; accordingly, we did not begin earning revenue derived from this program until 2005.

•	Our other revenues increased $0.5 million to $2.0 million for the year ended December 31, 2005 compared with $1.5 million in 2004. Other revenues increased primarily as a result of expense reimbursements on a larger number of transactions.

Total Operating Expenses.  Our total operating expenses were $159.3 million for the year ended December 31, 2005 compared to $114.8 million for the same period in 2004, an increase of $44.5 million, or 38.8%. Expenses increased primarily due to a $33.3 million increase in employee-compensation related costs of services and certain purchased services directly attributable to the generation of capital market services revenue, a $5.3 million increase in personnel expenses, a $0.3 million increase in occupancy expenses, a $1.5 million increase in travel and entertainment expenses and a $2.2 million increase in expenses related to supplies, research and printing.

•	Our cost of services for the year ended December 31, 2005 was $119.1 million, which represented a $33.3 million, or 38.9%, increase over $85.8 million in similar expenses incurred in 2004. We attribute this increase primarily to increased commissions we paid in 2005, which increase was directly attributable to our increased capital market services revenue.

•	Personnel expenses for 2005 increased $5.3 million, or 57.8%, to $14.4 million from $9.1 million for the year ended December 31, 2004. The increase was primarily a result of an increase in the profit participation bonus that is calculated based on the net income of each office.

•	Our occupancy expenses were $5.4 million for 2005, which represented an increase of $0.3 million, or 6.1%, from $5.0 million in 2004. The primary reason for this increase was an increase in office space and operating leases to support our growth and expansion in several locations. Our travel and entertainment expenses increased $1.5 million, or 40.1%, to $5.1 million in 2005 from $3.6 million in 2004, while our supply, research and printing expenses increased $2.2, or 73.5% to $5.1 million for the year ended 2005 compared with $2.9 million in 2004.

•	Other expenses were $10.3 million in the year ended December 31, 2005, an increase of $2.0 million, or 23.8%, versus $8.3 million in 2004. This increase was most significantly attributable to an increase of our occupancy, depreciation and amortization expenses.

Net Income.  Our net income increased $18.8 million, or 66.9%, to $46.8 million for the year ended December 31, 2005 versus $28.1 million in 2004. The primary reason underlying this increase was a $17.7 million increase in operating income, which was principally driven by increased business volume. Less significant factors included:

•	Interest and other income increased $1.0 million to $1.3 million in the year ended 2005 compared with $0.3 million in 2004. This increase primarily arose as a consequence of higher cash balances resulting from increased net income.

•	Our interest expense equaled $0.3 million in 2005, a decrease of $0.1 million from $0.4 million in the year ended December 31, 2004. This decrease was most significantly due to the payoff of certain indebtedness in 2005.

•	Income tax expense incurred in each of 2005 and 2004 equaled $0.7 million.

Cash Flows

Our historical cash flows are primarily related to the timing of receipt of transaction fees, the timing of distributions to members of HFF Holdings and payment of bonuses to employees.

Nine Months Ended September 30, 2006

Cash and cash equivalents decreased $4.4 million in the nine month period ended September 30, 2006. Net cash of $16.3 million was provided by operating activities, including $31.7 million from net income. Cash of $2.1 million was used for investing in property and equipment. Financing activities used $18.6 million of cash primarily due to distributions to members of HFF Holdings of $99.9 million, which was partially offset by borrowings under our credit agreement of $60 million.

2005

Cash and cash equivalents increased $18.3 million in the twelve month period ended December 31, 2005. Operating activities provided $36.4 million, primarily resulting from $46.8 million in net income partially offset by a $14.7 million increase in mortgage notes receivable. Cash of $1.4 million was used to invest in property and equipment. Financing activities used $16.7 million of cash primarily as a result of distributions to members of HFF Holdings of $23.8 million and the payoff of $7.5 million of indebtedness, which was partially offset by borrowing in 2005 of $14.7 million under our warehouse line of credit.

2004

Cash and cash equivalents increased $15.8 million in the twelve month period ended December 31, 2004. Cash of $31.6 million was provided by operating activities primarily due to $28.1 million from net income. Investing activities used $1.6 million to purchase property and equipment. Net cash used in financing activities was $14.1 million which was primarily related to distributions to members of HFF Holdings of $11.5 million.

Liquidity and Capital Resources

Our current assets typically have consisted primarily of cash and accounts receivable in relation to earned transaction fees. Cash distributions to members of HFF Holdings were generally made two times each year, although approximately 75% to 90% of the anticipated total annual distribution was distributed to members each January. Therefore, levels of cash on hand decrease significantly after the January distribution of cash to members of HFF Holdings, and gradually increase until year end. In connection with this offering, we will change our distribution policy as described below. Our liabilities have typically consisted of accounts payable and accrued compensation.

Our cash flow generated from operations historically has been sufficient to enable us to meet our objectives. Assuming current conditions remain unchanged and our pipeline remains strong, and we collect revenues on a consistent basis during the first several months immediately following the offering (as we will not retain any of the proceeds of this offering), we believe that cash flows from operating activities should be sufficient for us to fund our current obligations for the next 12 months and beyond. In addition, we maintain and intend to continue to maintain lines of credit that can be utilized should the need arise. In the course of the past several years, we have entered into financing arrangements designed to strengthen our liquidity. Our current principal financing arrangements are described below.

On March 29, 2006, we entered into an $80.0 million credit agreement with Bank of America, N.A. that matures on March 29, 2010, subject to our option to extend the maturity date an additional 12 months upon the satisfaction of certain conditions set forth in the credit agreement. The agreement consists of a senior secured term loan facility in an aggregate amount of $60.0 million and a senior secured revolving credit facility in an aggregate amount of $20.0 million. Borrowings under the credit agreement bear interest at the applicable thirty-day London Interbank Offered Rate, or LIBOR (5.32% at September 30, 2006), plus 250 basis points. We have the option to convert revolving credit borrowings, subject to certain restrictions, to Base Rate Notes which bear interest at the Base Rate (defined as the greater of (a) the federal funds rate (5.34% at September 30, 2006) plus 50 basis points, and the (b) primte rate, as determined pursuant to the credit agreement (8.25% at September 30, 2006)), plus 150 basis points. As of September 30, 2006, we had outstanding borrowings of $57.5 million under our term loan facility bearing interest at a weighted average rate of 7.8% and no outstanding borrowings under our revolving credit facility. We recognized approximately $1 million of debt issuance cost expense and $2.4 million of interest expense for the nine months ended September 30, 2006. The proceeds from these term loan facility borrowings have been used for distribution payments to the members of HFF Holdings and for working capital purposes. A portion of the proceeds from this offering will be used to repay all outstanding borrowing under the term loan facility and the revolving credit facility, if any amounts are outstanding under the revolving credit facility. As a result of this offering, all amounts outstanding under this facility, including the line of credit, will become immediately due and payable, and although we intend to negotiate with our current lender to maintain our current line of credit and to request an increase in the amount available to us under this line of credit, we cannot guarantee that we will be able to do so in sufficient amounts or at all.

In 2005, we entered into an uncommitted financing arrangement with Red Capital, Inc. to fund our Freddie Mac loan closings. Pursuant to this arrangement, Red Mortgage Capital funds multifamily Freddie Mac loan closings on a transaction-by-transaction basis, with each loan being separately collateralized by a loan and mortgage on a multifamily property that is ultimately purchased by Freddie Mac. Red Mortgage Capital documents each funding with standard agreements, including a Letter Agreement Regarding Participation Interest, a Participation and Servicing Agreement and a Participation Certificate. Each of these documents generally remains unchanged from transaction to transaction with the exception of the exhibit which outlines the specific terms of the loan. As of September 30, 2006, we had outstanding borrowing of $39.6 million under this arrangement and a corresponding amount of mortgage notes receivable. Borrowings under this arrangement generally bear interest at the thirty day LIBOR rate plus 75 basis points, although rates may be negotiated to a lower amount if the rate associated with the underlying Freddie Mac loan does not cover the default rate. There is no assurance that Red Capital will continue to accommodate lower rates, and may actually increase our rates in the future. As a result of this offering, we believe all amounts outstanding under this arrangement will become immediately due and payable, and although we intend to negotiate with Red Mortgage Capital to maintain our current line of credit, we cannot guarantee that we will be able to do so in sufficient amounts or at all. We are also paid interest on our loan secured by a multifamily loan at the interest rate set forth in the Freddie Mac note.

We regularly monitor our liquidity position, including cash levels, credit lines, interest and payments on debt, capital expenditures and matters relating to liquidity and to compliance with regulatory net capital requirements. We maintain a line of credit under our revolving credit facility in excess of anticipated liquidity requirements. As of September 30, 2006, we had $20 million in undrawn line of credit available to us under our credit agreement. This facility provides us with the ability to meet short-term cash flow needs resulting from our various business activities. If this facility proves to be insufficient or unavailable to us, we would seek additional financing in the credit or capital markets, although we may be unsuccessful in obtaining such additional financing on acceptable terms or at all. In addition, we intend to enter into a tax receivable agreement with HFF Holdings that will provide for the payment by us to HFF Holdings of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of these increases in tax basis and as a result of certain other tax benefits arising from our entering into the tax receivable agreement and making payments under that agreement.

In accordance with the Operating Partnerships’ partnership agreements, we intend to cause the Operating Partnerships to make distribution to its partners, including HFF, Inc., in an amount sufficient to cover all applicable taxes payable by the members of HFF Holdings and by us and to cover dividends, if any, declared by the board of directors.

Critical Accounting Policies; Use of Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. In applying many of these accounting principles, we need to make assumptions, estimates and/or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates and/or judgments, however, are often subjective and they and our actual results may change negatively or based on changing circumstances or changes in our analyses. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. We believe the following critical accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates and/or judgments. See the notes to our consolidated financial statements for a summary of our significant accounting policies.

Goodwill.  In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, we evaluate goodwill for potential impairment annually or more frequently if circumstances indicate impairment may have occurred. In this process, we make estimates and assumptions in order to determine the fair value of the Company, including determining appropriate valuation multiples based on recent transactions in the market. If the book value of the Company exceeds our estimate of the fair value of the Company based on these valuation techniques, we estimate the implied fair value of goodwill by estimating the fair value of each of our assets and liabilities by obtaining observable market prices or by using valuation techniques, such as discounted cash flow analyses. These valuation techniques require us to estimate both the level and timing of cash flows and an appropriate discount rate in order to estimate the fair value of our assets and liabilities. Goodwill is considered impaired if the recorded book value of goodwill exceeds the implied fair value of goodwill as determined under these valuation techniques. We use our best judgment and information available to us at the time to perform this review. Because our assumptions and estimates are used in projecting future earnings as part of the valuation, actual results could differ.

Intangible Assets.  Our intangible assets primarily include servicing rights under agreements with third party lenders and deferred financing costs. Servicing rights are recorded at the lower of cost or market. Management makes certain judgments and estimates in order to determine the fair value of the servicing rights. These judgments and estimates include prepayment levels of the underlying loan portfolios, the income margin expected to be realized by the Company and the discount rate. Servicing rights are amortized over their estimated useful life using a method of amortization that reflects the pattern of economic benefit, which results in an accelerated level of amortization over eight years. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we evaluate amortizable intangible assets on an annual basis, or more frequently if circumstances so indicate, for potential impairment.

Certain Information Concerning Off-Balance Sheet Arrangements

We do not currently invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any leasing activities that expose us to any liability that is not reflected in our combined financial statements.

Contractual and Commercial Commitments Summary

The following table sets forth information relating to our contractual obligations as of December 31, 2005:

	Payment Due by Period
					More
		10/1/06-	2007-	2010-	Than
	Total	12/31/06	2009	2011	5 Years
		(Dollars in thousands)

Long-term debt obligations	$57.5	$1.3	$51.3	$4.9	$0
Capital lease obligations	.2	0	.2	0	0
Operating lease obligation	14.6	1.1	10.0	2.5	1.0
Purchase obligations	0	0	0	0	0
Other long-term liabilities reflected	0	0	0	0	0

Total	$72.3	$2.4	$61.5	$7.4	$1.0

Seasonality

Our capital markets services revenue are seasonal, which can affect an investor’s ability to compare our financial condition and results of operation on a quarter-by-quarter basis. Historically, this seasonality has caused our revenue, operating income, net income and cash flows from operating activities to be lower in the first six months of the year and higher in the second half of the year. The concentration of earnings and cash flows in the last six months of the year is due to an industry-wide focus of clients to complete transactions towards the end of the calendar year.

Effect of Inflation

Inflation will significantly affect our compensation costs, particularly those not directly tied to our transaction professionals’ compensation, due to factors such as increased costs of capital. The rise of inflation could also significantly and adversely affect certain of expenses, such as debt service costs, information technology and occupancy costs. To the extent that inflation results in rising interest rates and has other effects upon the commercial real estate markets in which we operate and, to a lesser extent, the securities markets, it may affect our financial position and results of operations by reducing the demand for commercial real estate and related services which could have a material adverse effect on our financial condition. See “Risk Factors — General Economic Conditions and Commercial Real Estate Market Conditions.”

Recent Accounting Pronouncements

SFAS 123(R).  On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2003), “Share-Based Payment,” or SFAS 123(R), which is a revision of SFAS No. 123 “Accounting for Stock Based Compensation.” SFAS 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the Consolidated Statements of Income based on their fair values. Pro forma disclosure is no longer an option. We have operated as a series of partnerships and limited liability companies and have not historically issued stock-based compensation awards. We adopted SFAS 123(R) on January 1, 2006 using the modified prospective method. The impact of adopting SFAS 123(R) will depend on the timing, nature, and level of share-based awards granted in the future.

SFAS 154.  In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” or SFAS 154. SFAS 154 replaces APB Opinion No. 20, “Accounting Changes,” and FASB SFAS No. 3, “Reporting Accounting Charges in Interim Financial Statements.” SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that a correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors beginning July 1, 2005. We adopted SFAS 154 on January 1, 2006. The adoption of SFAS 154 did not have a material effect on the Company’s consolidated financial condition or result of operations.

SFAS 156.  In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140,” or SFAS 156. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract based on certain conditions. SFAS No. 156 permits a company to choose either the amortized cost method or fair value method for each class of separately recognized servicing assets. The provisions of SFAS 156 are effective for fiscal years beginning after September 15, 2006. We are currently analyzing the impact of adopting SFAS No. 156 on our consolidated financial statements.

SFAS 157.  In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Prior to adoption, we will evaluate the impact of adopting SFAS No. 157 on our consolidated financial statements.

FIN 48.  In June 2006, the FASB also issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109, “Accounting for Income Taxes,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we recognize in the financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Due to the nature of our business and the manner in which we conduct our operations, in particular that our financial instruments which are exposed to concentrations of credit risk consist primarily of short-term cash investments, we believe we do not face any material interest rate risk, foreign currency exchange rate risk, equity price risk or other market risk.

THE COMMERCIAL REAL ESTATE INDUSTRY

Our business provides a broad array of services to clients involved in the purchase, sale and financing of commercial real estate. We believe that a combination of the following trends has created and will continue to create a favorable climate for continued potential revenue growth in the markets in which we compete: (1) growth in the U.S. commercial real estate markets, (2) increasing equity and debt allocations to commercial real estate, (3) growth in commercial real estate financing activity, and (4) industry consolidation.

Growth in the U.S. Commercial Real Estate Markets

The U.S. commercial real estate market has grown substantially since 2000. According to Real Capital Analytics, commercial real estate sales volume has increased from $76.4 billion in 2001 to $274.9 billion in 2005. More recently, for the first three quarters of 2006, real estate sales volume totaled $210.8 billion, an increase of 5% over the same period in 2005.

Increasing Investment Allocations to Commercial Real Estate

Increased allocations by pension funds, endowments, life insurers and other primary asset allocators, as well as increased investment from private equity funds and wealthy individuals, have increased the amount of capital committed to the commercial real estate market. According to Kingsley Associates and Institutional Real Estate, Inc., new allocations in 2006 to U.S. real estate assets are expected to reach $59 billion, 16% more than the new allocations in 2005 of $51 billion, which was an increase of 16% from allocations in 2004 of $44 billion. The Pension Real Estate Association (PREA) found its plan sponsor members’ investment in “core” real estate properties during 2004 captured 70%, or $73 billion, of the total funds allowable in the real estate category. This is higher than reported in previous years — 65% or $51 billion to core assets in 2003 and 66.5% or $50 billion in 2002. PREA’s preliminary data for 2005 shows that plan sponsors’ allocation to core assets was nearly 68% of the seeded amount in real estate, or $57 billion

Growth in Commercial Real Estate Financing Activity

The availability of debt financing has also been a significant contributor to the robust U.S. commercial real estate market. According to the Mortgage Bankers Association, commercial and multifamily real estate loan originations totaled $201.7 billion in 2005, a 48% increase over 2004 originations of $136 billion. Originations in the first half of 2006 increased 24% over the same period in 2005. A significant contributor to this growth is investment banks’ and commercial banks’ so-called “conduit” platforms, which originate loans for sale into the commercial mortgage backed securities (“CMBS”) market as well as collateralized debt obligations (“CDO’s”) and other instruments. The U.S. and global CMBS markets have experienced significant growth and record issuance volumes as investors have increased their willingness to invest in increasingly complex transactions. Many fixed income portfolio investors have found CMBS an attractive alternative to other fixed income investments such as rated and unrated corporate bonds. According to Commercial Mortgage Alert, U.S. CMBS issuance increased to $169 billion in 2005, an 82% increase over 2004, and global CMBS issuance increased to $239 billion in 2005, an 86% increase over 2004.

Industry Consolidation

The commercial real estate industry remains highly fragmented despite recent consolidation which has reduced the number of firms we compete with. We believe that most major property owners and capital providers are motivated to consolidate their service provider relationships, preferably on a national or regional basis. We believe that by utilizing a smaller group of service providers, clients are able to achieve more consistent execution across markets due to the efficiency of single point of contact and benefit from lower costs from the economies of scale resulting from streamlined management oversight. We also believe that these current market forces will result in further consolidation going forward among local, regional, national and international service providers.

BUSINESS

Overview

We are a leading provider of commercial real estate and capital markets services to the U.S. commercial real estate industry and are one of the largest private full-service commercial real estate financial intermediaries in the country. We operate out of 18 offices nationwide with more than 130 transaction professionals and approximately 270 support associates. In 2005, we advised on approximately $32 billion of completed commercial real estate transactions, more than a 40% increase compared to the approximately $22 billion of completed transactions we advised on in 2004.

Our fully-integrated national capital markets platform, coupled with our knowledge of the commercial real estate markets, allows us to effectively act as a “one-stop shop” for our clients, providing a broad array of capital markets services including:

•	Debt placement;

•	Investment sales;

•	Structured finance;

•	Private equity, investment banking and advisory services;

•	Note sale and note sales advisory services; and

•	Commercial loan servicing.

Substantially all of our revenues are in the form of capital market services fees collected from our clients, usually negotiated on a transaction-by-transaction basis. We believe that our multiple product offerings, diverse client mix, expertise in a wide range of property types and our national platform create a stable and diversified revenue stream. Furthermore, we believe our business mix, operational expertise and the leveragability of our platform have enabled us to achieve profit margins that are among the highest of our public company peers. Our revenues and net income were $205.8 million and $46.8 million, respectively, for the year ended December 31, 2005, compared to $143.7 million and $28.1 million, respectively, for the year ended December 31, 2004. For the nine months ended September 30, 2006, our revenues and net income were $156.5 million and $31.7 million, respectively.

We have established strong relationships with our clients. Our clients are both users of capital, such as property owners, and providers of capital, such as lenders and equity investors. Many of our clients act as both users and providers of capital in different transactions, which enables us to leverage our existing relationships and execute multiple transactions across multiple services with the same clients.

We believe we have a reputation for high ethical standards, dedicated teamwork and a strong focus on serving the interests of our clients. We take a long-term view of our business and client relationships, and our culture and philosophy are firmly centered on putting the client’s interests first. Furthermore, many of our transaction professionals have a significant economic interest in our firm, which we believe further aligns their individual interests with those of the Company. Since this group of existing transaction professionals will own a majority interest in the Operating Partnerships following this offering, we believe that their interests will continue to be aligned with the Company, our clients and now our stockholders.

Our Competitive Strengths

We attribute our success and distinctiveness to our ability to leverage a number of key competitive strengths, including:

People, Expertise and Culture

We and our predecessor companies have been in the commercial real estate business for over 25 years, and our transaction professionals have significant experience and long-standing relationships with our clients. We employ over 130 transaction professionals with an average of nearly 16 years of commercial real estate transaction experience. The transaction history accumulated among our transaction professionals ensures a high degree of market knowledge on a macro level, intimate knowledge of local commercial real estate markets, long term relationships with the most active investors, and a comprehensive understanding of capital market products. Our employees come from a wide range of real estate related backgrounds, including investment advisors and managers, investment bankers, attorneys, brokers and mortgage bankers.

Our culture is governed by our commitment to high ethical standards, putting the client’s interest first and treating clients and our own associates fairly and with respect. These distinctive characteristics of our culture are highly evident in our ability to retain and attract employees. We believe our company has one of the lowest turnover rates in the industry for experienced transaction professionals. The average tenure for our senior transaction professionals is 10 years and the average production tenure for the top 25 senior transaction professionals compiled by initial leads during the last five years was 14 years (including tenure with predecessor companies). Furthermore, many of our senior transaction professionals have a significant economic interest in our firm, which aligns their individual interests with those of the company as a whole and our clients. Following the completion of our initial public offering, approximately 40 senior transaction professionals will in the aggregate indirectly own a majority interest in the company which we believe will continue to align their interests with the company.

Integrated Capital Markets Services Platform

In the increasingly competitive commercial real estate and capital markets industry, we believe our key differentiator is our ability to analyze all commercial real estate product types and markets as well as our ability to provide clients with comprehensive analysis, advice and execution expertise on all types of debt and equity capital markets solutions. Because of our broad range of execution capabilities, our clients rely on us not only to provide capital market alternatives but, more importantly, to advise them on how to optimize value by uncovering inefficiencies in the non-public capital markets to maximize their commercial real estate investments. Our capabilities provide our clients with the flexibility to pursue multiple capital market options simultaneously so that, upon conclusion of our efforts, they can choose the best risk-adjusted based solution.

Independent Objective Advice

Unlike many of our competitors, we do not currently offer services that could create potential conflicts of interest with our clients such as leasing or property management, nor do we currently engage in principal capital investing activities. This allows us to offer independent objective advice to our clients. We believe our independence distinguishes us from our competitors, enhances our reputation in the market and allows us to retain and expand our client base.

Extensive Cross-Selling Opportunities

As some participants in the commercial real estate market are frequently buyers, sellers, lenders and borrowers at various times, our relationships with these participants across all aspects of their businesses provides us with multiple revenue opportunities throughout the life cycle of their commercial real estate investments. In addition, we often provide more than one service in a particular transaction, such as in an investment sale or note sale assignment where we not only represent the seller of a commercial real estate investment but also represent the buyer in arranging acquisition financing. From 2003 through 2005, we executed multiple transactions across multiple platform services with 24 of our top 25 clients.

Broad and Deep Network of Relationships

We have developed broad and deep-standing relationships with the users and providers of capital in the industry and have completed multiple transactions for many of the top institutional commercial real estate investors in the U.S. as well as several global investors who invest in the U.S. Importantly, our transaction professionals, analysts and closing specialists foster relationships with their respective counterparts within each client’s organization. This provides, in our opinion, a deeper relationship with our firm relative to our competitors. In 2004 and 2005, no one borrower or seller client represented more than 4% of our total capital market services revenues. The combined fees from our top 25 seller clients for the years 2004 and 2005, respectively, were less than 20% of our capital market services revenues for each year, and the combined fees from our top 25 borrower clients were less than 20% of our capital market services revenues for each year. Additionally, we closed multiple transactions with 23 of our top 25 clients in 2004 and 25 of our 25 top clients in 2005.

Proprietary Transaction Database

We believe that the extensive volume of commercial real estate transactions that we advise on throughout the U.S. and across multiple property type and capital market service lines provides our transaction professionals with valuable, real-time market information. We maintain a proprietary database on over 4,800 clients as well as databases that track key terms and provisions of all closed and pending transactions for which we are involved as well as historic and current flows and the pricing of debt, structured finance, investment sales, note sales and equity transactions. Included in the databases are real-time quotes and bids on pipeline transactions, status reports on all current transactions as well as historic information on clients, lenders and buyers. Furthermore, our internal databases maintain current and historical information on our loan servicing portfolio, which enables us to track real-time property level performance and market trends. These internal databases are updated regularly and are available to our transaction professionals, analysts and other internal support groups to share client contact information and real-time market information. We believe this information strengthens our competitive position by enhancing the advice we provide to clients and improving the probability of successfully closing a transaction. Our associates also understand the confidential nature of this information, and if it is misused and depending on the circumstances, it can be cause for immediate dismissal from the Company.

Our Strategic Growth Plan

We seek to improve our market position by focusing on the following strategic growth initiatives:

Expand Our Geographic Footprint

We believe that opportunities exist to establish and increase our presence in several key domestic, and potentially, international markets. While our transactional professionals, located in 18 offices throughout the U.S., advised clients on transactions in 45 states (and the District of Columbia) and in more than 500 cities in 2005, there are a number of major metropolitan areas where we do not maintain an office, and we have no overseas offices. By comparison, many of our large public competitors have over 100 offices worldwide. We constantly review key demand drivers of commercial real estate by market, including growth in population, households, employment, commercial real estate inventory by product type, and new construction. By doing so, we can determine not only where future strategic growth should occur, but more importantly, we can also ensure our transaction professionals are constantly calling on the most attractive markets where we do not have offices. Since 1998, we have opened offices in Washington, D.C., Los Angeles, San Francisco (opened in October 2006) and Chicago. In addition, during this same period, we have significantly added to the platform services in our Miami, New York, New Jersey, Washington, D.C., Los Angeles and Chicago offices. While historical performance does not assure similar results, it is interesting to note that the combined revenues from these new offices (Washington, DC, Los Angeles and Chicago) in the offices’ respective third year of operation were approximately three times higher than these same offices’ respective first year of operation.

We expect to achieve future strategic geographic expansion through a combination of recruitment of key transaction professionals, organic growth and possible acquisitions of smaller local and regional firms across all services in both new and existing markets. However, in all cases our strategic growth will be focused on serving our clients’ interests and predicated on finding the most experienced professionals in the market who have the highest integrity, work ethic and reputation, while fitting into our culture and sharing our philosophy and the way we conduct our business.

Increase Market Share Across Each of our Capital Market Services

We have achieved significant growth in each of the services we provide through our integrated capital market platform. We believe that we have the opportunity to continue to increase our market share in each of the various capital market services we provide to our clients by penetrating deeper into our national, regional and local client relationships. We also intend to increase our market shares by selectively hiring transaction professionals in our existing offices and in new locations, predicated on finding the most experienced professionals in the market who have the highest integrity, work ethic and reputation, while fitting into our culture and sharing our philosophy and the way we conduct our business. For example, since 1998, in addition to opening offices in Washington, D.C., Los Angeles, San Francisco (opened in October 2006) and Chicago, we have significantly added to the platform services in Miami, New York, New Jersey, Washington, D.C., Los Angeles and Chicago offices. While historical performance does not assure similar results, it is interesting to note that the combined revenues from these existing offices with additional platform services (New York, Washington, DC and Chicago in these combined offices’ respective third year of operation were approximately two times higher than these combined offices’ respective first year of operation with these additional platform services.

•	Debt Placement. Our transaction value in debt placements was approximately $22.0 billion in 2005, an increase of approximately 39% from approximately $15.8 billion in 2004. According to Mortgage Bankers Association, debt issuances in 2005 were $201.7 billion and $136 billion in 2004. Also, given our top reputation for debt placement and the growth expectations of our investment sales platform, loan servicing business, structured finance activity and HFF Securities, we believe the firm is well-positioned to gain additional market share in debt placements.

•	Investment Sales. In 2005, we completed investment sales in excess of $7.6 billion, an increase of 38% over $5.5 billion completed in 2004. According to Real Capital Analytics, commercial real estate sales volume in the U.S. in 2005 was $274.9 billion and $187.0 billion in 2004. In 2001, our New York City office generated 99% of its capital markets services revenue from debt placement fees. During 2001, we hired three investment sales transaction professionals in our New York City office, and in 2005 the New York City office generated more than $3.1 billion in debt and investment sales transaction volume while revenues associated with these capital markets services grew by 4.5 times over 2001 with investment sales contributing to 46% of the revenue in 2005.

•	Structured Finance, Private Equity and Advisory Services. In 2005, we completed approximately $1.9 billion of structured finance transactions (which includes amounts that we internally allocate to the structured finance reporting category, even though the transaction may have been funded through a single mortgage note) for our clients. In April 2004, we formed our broker-dealer subsidiary, HFF Securities, to undertake both discretionary and non-discretionary private equity raises, select property specific joint ventures, and select investment banking activities for our clients. We are selectively looking to add to HFF Securities licensed transaction professionals in our larger markets who fit with our culture and meet our high standards of integrity.

•	Note sale and note sales advisory. Since formalizing our note sales and note sales advisory services platform in 2004, we have consummated over $250 million in note sale and note sales advisory transactions. We see growth in this market as well due to the desire of lenders seek to diversify concentration risk (geographic, borrower or product type), manage potential problems in their loan portfolios or sell loans rejected from CMBS securitization pools. We recently added two transaction professionals in our Chicago office which we believe resulted in a significant increase in our pipe-line of business from institutional and CMBS lenders who are all existing clients of our firm.

•	Loan servicing. In 2005, we serviced approximately $14.9 billion in principal amount of commercial mortgages, an increase of 14.6% from the approximately $13.0 billion we were servicing at the end of 2004. Currently, we have 33 formal correspondent lender relationships with life insurers and 17 CMBS sub servicing and primary servicing agreements The majority of the CMBS contracts having been put in place over the past 18 months due to our increased focus on growing our servicing platform to better serve our client. As a result of our continued debt placements with correspondent lenders as well as our new sub servicing relationships with CMBS lenders, our loan servicing portfolio has grown from $14.9 billion in 2005 to $16.4 billion at September 30, 2006 with a large percentage of this growth coming from CMBS sub-servicing contracts we have been executing since early 2005. We expect to continue to grow our servicing platform by increasing our sub-servicing penetration of CMBS originators, leveraging our formal correspondent lender relationships with life insurance companies as well as our Freddie Mac originations, and pursuing third-party servicing opportunities.

Continue to Capitalize on Cross-Selling Opportunities

Participants in the commercial real estate market increasingly are buyers, sellers, lenders and borrowers at various times. We believe our relationships with these participants across all aspects of their businesses provide us with multiple revenue opportunities throughout the lifecycle of their commercial real estate investments. Many of our clients are both users and providers of capital. Our clients typically execute transactions throughout the U.S. utilizing the wide spectrum of our services. By maintaining close relationships with these clients, we intend to continue to generate significant repeat business across all of our business lines.

Our debt transaction professionals originated approximately $377 million and $1.3 billion of debt for clients that purchased properties sold by our investment sales professionals for their clients in 2004 and 2005, respectively. Our investment sales professionals also referred clients to our debt transaction professionals who arranged debt financings totalling approximately $593 million and $475 million in 2004 and 2005, respectively. Our debt professionals also referred clients to our investment sales transaction professionals who sold approximately $736 million and $1.8 billion of properties in 2004 and 2005, respectively. Also, from its inception in late 2004 through the third quarter of 2006, our HFF Securities subsidiary originated debt volumes of approximately $589 million, in addition to their other equity placement activities.

Our Services

Debt Placement Services

We offer our clients a complete range of debt instruments, including but not limited to construction and construction/mini-permanent loans, adjustable and fixed rate mortgages, entity level debt, mezzanine debt, forward delivery loans, tax exempt financing, and sale/leaseback financing.

Our clients are owners of various types of property, including, but not limited to, office, retail, industrial, hotel, multi-family, self-storage, assisted living, nursing homes, condominium conversions, mixed-use properties and land. Our clients range in size from individual entrepreneurs who own a single property to the largest real estate funds and institutional property owners throughout the world who invest in the U.S. Debt is placed with all major capital funding sources, both domestic and foreign, including but not limited to life insurance companies, conduits, investment banks, commercial banks, thrifts, agency lenders, pension funds, pension fund advisors, REITs, credit companies, opportunity funds and individual investors.

Investment Sales Services

We provide investment sales services to commercial real estate owners who are seeking to sell one or more properties or property interests. We seek to maximize proceeds and certainty of closure for our clients through our knowledge of the commercial real estate and capital markets, our extensive database of potential buyers, with whom we have deep and long-standing relationships, and our experienced transaction professionals. Real time data on comparable transactions, recent financings of similar assets and market trends, enable our transaction professionals to better advise our clients on valuation and certainty of execution based on a prospective buyer’s proposed capital structure.

Structured Finance Services

We offer a wide array of structured finance alternatives and solutions at both the property and ownership entity level. This allows us to provide financing alternatives at every level of the capital structure, including but not limited to mezzanine and equity, thereby providing potential buyers and existing owners with the highest appropriate leverage at the lowest blended cost of capital to purchase properties or recapitalize existing ones versus an out-right sales alternative. By focusing on the inefficiencies in the structured finance capital markets, such as mezzanine, preferred equity, participating and/or convertible debt structures, pay and accrual debt structures, pre-sales, stand-by commitments and bridge loans, we are able to access capital for properties in transition, predevelopment and development loans and/or joint ventures and/or structured transactions, which provide maximum flexibility for our clients.

Private Equity, Investment Banking and Advisory Services

Through HFF Securities, our licensed broker-dealer subsidiary, we offer our clients the ability to access the private equity markets for an identified commercial real estate asset and discretionary and non-discretionary joint ventures, funds marketing, private equity placements, and advisory services. HFF Securities’ services to its clients include:

•	Joint Ventures. Equity capital for our commercial real estate clients to establish joint ventures relating to either identified properties or properties to be acquired by a fund sponsor. These joint ventures typically involve the acquisition, development, recapitalization or restructuring of multi-asset commercial real estate portfolios, and include a variety of property types and geographic areas.

•	Private Placements. Private placements of common, perpetual preferred and convertible preferred securities. Issuances involve primary or secondary shares that may be publicly registered, listed and traded.

•	Advisory Services. Entity-level advisory services for various types of transactions including mergers and acquisition, sales and divestitures, management buyouts, and recapitalizations and restructurings.

•	Marketing and Fund-Raising. Institutional marketing and fund-raising for public and private commercial real estate companies, with a focus on opportunity and value-added commercial real estate funds. In this capacity, we undertake private equity raises, both discretionary and non-discretionary, and offer advisory services.

Note Sale and Note Sales Advisory Services

We assist our clients in their efforts to sell all or portions of their commercial real estate debt note portfolios. We are actively marketing our note sale and note sales advisory services to our clients.

Commercial Loan Servicing

We provide commercial loan servicing (primary and sub-servicing) for life insurance companies and CMBS originators. Our servicing platform, experienced personnel and hands-on service allow us to maintain close contact with both borrowers and lenders. As a result, we are often the first point of contact in connection with refinancing, restructuring or sales of commercial real estate assets. Revenue is earned primarily from servicing fees charged to the lender, as well as from investment income earned on escrow balances.

To avoid potential conflicts, our transaction professionals do not share in servicing revenue, eliminating conflicts which can occur with serviced versus non-serviced lenders. However, throughout the servicing life of a loan, the transaction professional who originated the loan usually remains the main contact for both the borrower and lender, or the master servicer, as the case may be, to assist our servicing group with annual inspections, operating statement reviews and other major servicing issues affecting a property or properties.

Competition

The commercial real estate services industry, and all of the services that we provide, are highly competitive, and we expect them to remain so. We compete on a national, regional and local basis as well as on a number of other critical factors, including but not limited to the quality of our people and client service, historical track record and expertise and range of services and execution skills, absence of conflicts and business reputation. Depending on the product or service, we face competition from other commercial real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers and accounting firms, some of which may have greater financial resources than we do. Consistently, the top competitors we face on national, regional and local levels include, but are not limited to, CB Richard Ellis Group, CBRE Capital Markets (formerly L.J. Melody & Company), Cushman & Wakefield, Eastdil Secured, Trammell Crow, Jones Lang LaSalle, Northmarq Capital (Marquette) and CapMark (formerly GMAC). There are numerous other local and regional competitors in each of the local markets where we are located as well as the markets we do business in.

Competition to attract and retain qualified employees is also intense in each of the capital market services we provide to our clients. We compete by offering a competitive compensation package to our transaction professionals and our other associates as well as equity-based incentives for key associates who lead our efforts in terms of running our offices or leading our efforts in each of our capital market services. Our ability to continue to compete effectively will depend upon our ability to retain and motivate our existing transaction professionals and other key associates as well as our ability to attract new ones, all predicated on finding the most experienced professionals in the market who have the highest integrity, work ethic and reputation, while fitting into our culture and sharing our philosophy and the way we conduct our business.

Regulation

Our U.S. broker-dealer subsidiary, HFF Securities, is subject to regulation. HFF Securities is currently registered as a broker-dealer with the SEC and the NASD. HFF Securities is registered as a broker dealer in California and is considering in which additional states it may register as a broker-dealer. HFF Securities is subject to regulations governing effectively every aspect of the securities business, including the effecting of securities transactions, minimum capital requirements, record-keeping and reporting procedures, relationships with customers, experience and training requirements for certain employees and business procedures with firms that are not subject to regulatory controls. Violation of applicable regulations can result in the revocation of broker-dealer licenses, the imposition of censures or fines and the suspension, expulsion or other disciplining of a firm, its officers or employees.

Our broker-dealer subsidiary is also subject to the SEC’s uniform net capital rule, Rule 15c3-1, and the net capital rules of the NYSE and the NASD, which may limit our ability to make withdrawals of capital from our broker-dealer subsidiary. The uniform net capital rule sets the minimum level of net capital a broker-dealer must maintain and also requires that a portion of its assets be relatively liquid. The NYSE and the NASD may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital falls below its requirements. In addition, our broker-dealer subsidiary is subject to certain notification requirements related to withdrawals of excess net capital. Our broker-dealer subsidiary is also subject to several new laws and regulations that were recently enacted. The USA Patriot Act of 2001 has imposed new obligations regarding the prevention and detection of money-laundering activities, including the establishment of customer due diligence and other compliance policies and procedures. Additional obligations under the USA Patriot Act regarding procedures for customer verification became effective on October 1, 2003. Failure to comply with these new requirements may result in monetary, regulatory and, in the case of the USA Patriot Act, criminal penalties.

HFF LP is licensed (in some cases, through our employees or its general partner) as a mortgage broker and a real estate broker in multiple jurisdictions. Generally we are licensed in each state where we have an office as well as where we frequently do business.

Facilities

Our principal executive offices are located in leased office space at 429 Fourth Avenue, Suite 200, Pittsburgh, Pennsylvania. We also lease or sublease space for our offices at Boston, Massachusetts; Hartford, Connecticut; Westport, Connecticut; New York, New York; Florham Park, New Jersey; Washington, D.C.; Miami, Florida; Atlanta, Georgia; Indianapolis, Indiana; Chicago, Illinois; Houston, Texas; Dallas, Texas; San Diego, California; Orange County, California; Los Angeles, California; San Francisco, California and Portland, Oregon. We do not own any real property. We consider these arrangements to be adequate for our present needs.

Legal Proceedings

We believe, based on currently available information, that the results of any pending judicial, regulatory and arbitration proceedings, in the aggregate, will not have a material adverse effect on our financial condition but might be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our current directors and executive officers, as well as our nominees for our board of directors as of September 30, 2006.

Name	Age	Position

John P. Fowler	61	Director
Mark D. Gibson	47	Director
George L. Miles, Jr.	63	Director Nominee
John H. Pelusi, Jr.	51	Director and Chief Executive Officer
Joe B. Thornton, Jr.	46	Director
Gregory R. Conley	46	Chief Financial Officer
Nancy O. Goodson	48	Chief Operating Officer

John P. Fowler.  Mr. Fowler currently serves as a director of HFF, Inc. after holding the positions of Executive Managing Director of HFF, L.P. and member of the operating committee of HFF Holdings since 2003. Mr. Fowler began his career in the real estate finance business in 1968 and spent four years in the Real Estate Department of John Hancock Mutual Life Insurance Company. In 1972 he joined a New England-based mortgage banking and development company, and in 1974 formed Fowler, Goedecke & Co., a predecessor to Fowler Goedecke Ellis & O’Connor, Inc., which was merged into our predecessor in 1998. Mr. Fowler is active in the Urban Land Institute, Real Estate Finance Association, Mortgage Bankers Association, International Council of Shopping Centers, National Association of Industrial & Office Properties, and Artery Business Committee. He received his Bachelor of Arts from Brown University.

Mark D. Gibson.  Mr. Gibson is one of our founding partners having joined our predecessor firm, Holliday Fenoglio & Company, in 1984. He currently serves as a director of HFF, Inc. after holding the positions of Executive Managing Director and member of the operating committee of HFF Holdings since 2003. Mr. Gibson is an Assistant Chairman/Council Member of IOPC Gold in the Urban Land Institute; Chairman of the University of Texas Real Estate Finance & Investment Center; Member and Former Board Member of the Real Estate Council of Dallas; and is a member of International Council of Shopping Centers, Mortgage Bankers Association of America, and Young Presidents Organization. Mr. Gibson graduated in 1981 from the University of Texas at Austin with a BBA in Finance.

George L. Miles, Jr.  Mr. Miles is a nominee for a director position as well as the Chairman of the Audit Committee position for HFF, Inc. Mr. Miles is president and Chief Executive Officer of WQED Multimedia, the public broadcaster in southwestern Pennsylvania. He joined the organization in 1994 after serving ten years as Executive Vice President and Chief Operating Officer of WNET/Thirteen in New York. Prior to that he held executive positions at KDKA, Pittsburgh; WPCQ, Charlotte; the Westinghouse Television Group; and WBZ-TV, Boston. Mr. Miles is a Certified Public Accountant and earlier in his career was a contract auditor at the U.S. Department of Defense and a manager at Touche Ross & Co. He earned his BA degree from Seton Hall University and his MBA from Fairleigh Dickinson University. He serves on the Board of Directors of American International Group, Inc. (AIG) — Audit Committee; WESCO International, Inc.; Equitable Resources, Inc.; Harley Davidson, Inc.; the University of Pittsburgh and the UPMC Health System. He is the former Chairman of the Association for America’s Public Television Stations and the Urban League of Pittsburgh, Inc.

John H. Pelusi, Jr.  Mr. Pelusi has served as a director and Chief Executive Officer of HFF, Inc. since its inception. He has also served as an Executive Managing Director of HFF LP since 2001 and a member of the operating committee and the Managing Member of HFF Holdings since June 16, 2003. Mr. Pelusi has over 25 years of experience in commercial real estate, including investment sales, note sales, debt placement, equity, structured finance and loan servicing. Mr. Pelusi joined HFF LP in May 1998, and prior to that he was the Managing Partner of PNS Realty Partners, L.P. Mr. Pelusi is currently a member of the Board of Trustees for the University of Pittsburgh, the Board of Directors for the University of Pittsburgh Medical Center, the Board of Trustees for the Holy Family

Foundation, and the Board of Directors for the Manchester Bidwell Corporation. He is also a member of the Real Estate Roundtable, the International Council of Shopping Centers (ICSC) and the Mortgage Bankers Association.

Joe B. Thornton, Jr.  Mr. Thornton currently serves as a director of HFF, Inc. in addition to holding the position of Executive Managing Director and a member of the operating committee of HFF Holdings since 2003. Mr. Thornton operates from our Dallas office. Mr. Thornton joined HFF’s predecessor firm, Holliday Fenoglio, Inc., in March 1992. He has held several senior positions with the firm, including Board Member and Principal. Prior to his employment with us, he was a Senior Vice President of The Joyner Mortgage Company, Inc., where he was responsible for the origination of commercial mortgage and equity transactions, and a Senior Accountant with the Audit Division of Peat Marwick Mitchel & Co. Mr. Thornton is a licensed Real Estate Salesman in the State of Texas. Mr. Thornton graduated from the University of Texas at Austin with a BBA in Accounting in 1982.

Gregory R. Conley.  Mr. Conley serves as the Chief Financial Officer for HFF, Inc. Mr. Conley joined us in October 2006 and, working out of the Pittsburgh office, is responsible for all areas of financial accounting and reporting for the firm’s 18 offices. Most recently, from 1998 through mid-year 2006, Mr. Conley was an executive vice president and CFO with Precise Technology, Inc. and its successor, Rexam Consumer Plastics, Inc. of Barrington Consulting Group, Inc. (now known as Navigant Consulting, Inc.). Prior to that between 1986 and mid-year 1990, he was an executive consultant at Peterson & Company (also now known as Navigant Consulting, Inc.). Mr. Conley began his career in public accounting with Ernst & Young LLP. He earned an MBA from the University of Pittsburgh and a BS from Duquesne University.

Nancy O. Goodson.  Ms. Goodson serves as the Chief Operating Officer of HFF, Inc. after holding the same position at HFF LP and its predecessor companies since 1993. Working out of the firm’s Houston office, Ms. Goodson is responsible for the overall direction of the firm’s 18 national offices, with a specific focus on the oversight of administrative functions and loan servicing aspects of the Company. Prior to joining HFF in 1993, she spent seven years as a controller at Beeler Sanders Properties in Houston. She is a member of CREW Houston and is Treasurer of First United Methodist Church in Missouri City, Texas. She received her BBA from Southwest Texas State University.

There are no family relationships among any of our directors, director nominees or executive officers.

Board Composition

Prior to the closing of this offering, we intend to appoint George L. Miles, Jr. to our board of directors and he has consented to so serve.

Our bylaws provide that our board of directors will consist of such number of directors as set from time to time by our board of directors. Further, our certificate of incorporation will be amended to divide our board of directors into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Committees of the Board of Directors

In connection with this offering, our board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, and our board of directors intends to adopt charters for its committees that comply with current federal and New York Stock Exchange rules relating to corporate governance matters.

Audit Committee.  We anticipate that George L. Miles, Jr.,           and           will serve on the Audit Committee and that Mr. Miles will serve as its chair. The Audit Committee is responsible for, among other things, directly appointing, retaining, evaluating, compensating and terminating our independent auditors; discussing with our independent registered public accounting firm their independence from management; reviewing with our independent registered public accounting firm the scope and results of their audit; pre-approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm; overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; and reviewing and monitoring our accounting principles, policies and financial and accounting controls.

Compensation Committee.  We anticipate that          ,           and           will serve on the Compensation Committee and that           will serve as its chair. The Compensation Committee will be responsible for, among other things, reviewing and recommending director compensation policies to the board of directors; making recommendations, at least annually, to the board of directors regarding our policies relating to the amounts and terms of all compensation of our executive officers; and administering and discharging the authority of the board of directors with respect to our equity plans.

Nominating and Corporate Governance Committee.  We anticipate that          ,           and           will serve on the Nominating and Corporate Governance Committee and that          will serve as its chair. The Corporate Governance and Nominating Committee will be responsible for, among other things, selecting potential candidates to be nominated for election to the board of directors; recommending potential candidates for election to the board of directors; reviewing corporate governance matters; and making recommendations to the board of directors concerning the structure and membership of other board committees.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our compensation committee or our nominating and governance committee and any of our executive officers that would require disclosure under the applicable rules promulgated under federal securities laws. Prior to this offering, the operating committee of HFF Holdings made all determinations regarding executive officer compensation.

Director Compensation

Our policy is not to pay director compensation to directors who are also our employees. We anticipate that each outside director will enter into compensation arrangements to be determined before the close of this offering.

Executive Compensation

Prior to this offering, we have operated our business with a relatively small number of executive officers. In October 2006, Gregory R. Conley joined us as our Chief Financial Officer. The following table sets forth certain summary information concerning compensation paid or accrued by the Company for services rendered in all capacities during the fiscal year ended December 31, 2005 for our three executive offices during the fiscal year ended December 31, 2005. These individuals are referred to as the “named executive officers” in other parts of this prospectus.

	Annual Compensation
				Participation
				in Earnings
				of HFF
Name and Principal Position	Year	Salary	Bonus	Holdings(1)

John H. Pelusi, Jr.	2005	$400,000	$1,590,073	$3,357,538
Director and Chief Executive Officer
Nancy Goodson	2005	$150,000	$125,000	—
Chief Operating Officer

(1)	We have historically operated as two limited liability companies (HFF Holdings and Holdings Sub), a corporation (Holliday GP) and two limited partnerships (HFF LP and HFF Securities, which two partnerships we refer to collectively as the Operating Partnerships), and transaction professionals who are also members of HFF Holdings, in addition to a salary and bonus, received compensation in the form of participation in the earnings of HFF Holdings. The amounts presented in this additional column reflect distributions made to the named executive officers by such entities in respect of the fiscal year ended December 31, 2005, including distributions to Mr. Pelusi in 2006 in the amount of $3,357,538, and excluding distributions made to them in 2005 in respect of the prior fiscal year.

Employment Agreements

Prior to this offering, we expect to enter into an amended and restated employment agreement with John H. Pelusi, Jr. Pursuant to the terms of this employment agreement, Mr. Pelusi will serve as Chief Executive Officer until Mr. Pelusi’s employment is terminated by us or Mr. Pelusi.

This employment agreement would provide for salary, bonuses, commission sharing, draws against commissions, bonuses and other income allocations as established from time to time by Holliday GP at the direction of our board of directors after consideration of the recommendation and advice of the operating committee and managing member of HoldCo LLC. Mr. Pelusi would be provided with the welfare benefits and other fringe benefits to the same extent as those benefits are provided to our other similarly situated employees.

Non-Competition, Non-Disclosure, Non-Solicitation and Other Restrictive Covenants

Pursuant to the employment agreement, we will enter into non-competition, non-disclosure, non-solicitation and other restrictive covenants with Mr. Pelusi. The following are descriptions of the material terms of each covenant.

The non-competition, non-disclosure, non-solicitation and other restrictive covenants provide as follows:

Non-Competition.  For a period of time until the earlier of (i) five years after the initial effective date of the employment agreement (March 29, 2006), and (ii) the second anniversary of the termination date of Mr. Pelusi’s employment, Mr. Pelusi may not, directly or indirectly, own, operate, manage, participate in, invest in, render services for or otherwise assist any entity that engages in any competitive business that we or our affiliates are in or are actively considering conducting during a six month period preceding the termination date of Mr. Pelusi’s employment. Mr. Pelusi is also prohibited by the terms of the non-competition covenant from directly or indirectly engaging in any activity that requires or would inevitably require the disclosure of confidential information of us or our affiliates.

Non-Disclosure.  Mr. Pelusi is required, whether during or after his employment, to hold all “confidential information” in trust for us and is prohibited from using or disclosing such confidential information except as necessary in the regular course of our business or that of our affiliates.

Non-Solicitation.  For a period of time until the earlier of (i) five years after the initial effective date of the employment agreement, and (ii) the second anniversary of the termination date of the Mr. Pelusi’s employment, Mr. Pelusi may not, directly or indirectly, solicit the business of or perform duties for any client or prospective client of ours in respect of any service similar to a service performed by us or our affiliates. “Prospective client” means any person with which we or our affiliates were in active business discussions at any time within six months prior to the termination date of the Mr. Pelusi’s employment. Mr. Pelusi is also prohibited from influencing or encouraging any of our clients or prospective clients from ceasing to do business with us during this same time period.

Pursuant to the employment agreement, Mr. Pelusi also may not, directly or indirectly, knowingly solicit or encourage any of our employees or consultants to leave their employment with us, or hire any such employee or consultant until the earlier of (i) five years after the initial effective date of the employment agreement, and (ii) the second anniversary of the termination date of Mr. Pelusi’s employment.

Non-Disparagement.  Mr. Pelusi may not, except as legally compelled, make any statement to third parties that would have a material adverse impact on the business or business reputation of, as the case may be, Mr. Pelusi or any of us or our affiliates.

Specific Performance.  In the case of any breach of the employment agreement, including the non-competition, non-disclosure, non-solicitation and other restrictive covenants thereof, Mr. Pelusi will agree that, in addition to any other right we may have at law, equity or under any agreement, we will be entitled to immediate injunctive relief and may obtain a temporary or permanent injunction or other restraining order.

Omnibus Incentive Compensation Plan

The purpose of the HFF, Inc. 2006 Omnibus Incentive Compensation Plan (the “Plan”) is to assist HFF, Inc., HFF LP and HFF Securities, and each of their subsidiaries and affiliates in attracting and retaining valued employees, directors and consultants by offering them a greater stake in our success and a closer identity with it and to encourage ownership of our stock by such individuals. The Plan will accomplish these goals by granting to eligible individuals awards of deferred stock, restricted stock, options, stock appreciation rights, stock units, stock purchase rights, cash-based awards, or other stock-based awards. The number of shares of our Class A common stock available for awards under the terms of the Plan is           (subject to adjustments for stock splits, stock dividends and the like) which equals approximately     % of the shares of Class A common stock to be outstanding immediately following this offering. The Plan imposes limits on the awards that may be made to any individual during any calendar year as follows: awards to any individual that are settled or payable in stock are limited to           shares and awards settled or payable in cash are limited to $     .

General.  The Plan authorizes the grant of deferred stock, restricted stock, options, stock appreciation rights, stock units, stock purchase rights, cash-based awards, or other stock-based awards (collectively called “Awards”). Options granted under the Plan may be either “incentive stock options” as defined in section 422 of the Internal Revenue Code, or nonqualified stock options, as determined by the Committee.

Eligibility.  The Plan provides that Awards may be granted to any of our employees, directors or consultants.

Administration.  A committee appointed by the Board (the “Committee”) which will consist of at least two non-employee, outside directors will administer the Plan. With respect to Awards to individuals who are not subject to the requirements of Rule 16b-3 of the Securities Exchange Act of 1934, as amended or Section 162(m) of the Internal Revenue Code, the Plan may be administered by a Secondary Committee consisting of one or more members of the Board. Subject to the other provisions of the Plan, the Committee (including the Secondary Committee) has the authority to:

•	interpret the Plan and correct any defect or supply any omission or reconcile any inconsistency in the Plan;

•	establish and amend rules and regulations relating to the Plan;

•	select the participants and determine the type of Awards to be made to participants, the number of shares subject to Awards and the terms, conditions, restrictions and limitations of Awards;

•	accelerate or waive any such term or condition as the Committee may have imposed on an Award;

•	determine whether, and certify that, performance goals to which the settlement of an Award is subject are satisfied;

•	allocate any portion of its responsibilities among its members, the Chief Executive Officer or the Secondary Committee; and

•	make all other determinations it deems necessary or advisable for the administration of the Plan.

Each Award granted under the Plan will be evidenced by a written award agreement between the participant and us, which will describe the Award and state the terms and conditions to which the Award is subject. The principal terms and conditions of each particular type of Award are described below.

If any Award is forfeited, or if any option or stock appreciation right terminates, expires or lapses without being exercised, shares of Class A common stock subject to such Award will again be available for future grant. In addition, any shares under the Plan that are used to satisfy award obligations under the plan of another entity that is acquired by us will not count against the remaining number of shares available. Finally, if there is any change in the our corporate capitalization, the Committee in its sole discretion may cancel and make substitutions of Awards or may adjust the number of shares available for award under the Plan, the number and kind of shares covered by Awards then outstanding under the Plan and the exercise price of outstanding options and stock appreciation rights.

Performance Goals

The Committee may condition the grant and vesting or exercise of Awards on the achievement of performance objectives, and will have discretion to determine the specific targets with respect to such performance objectives

The Committee may grant Awards intended to qualify as “performance-based compensation” to “covered employees” within the meaning of Section 162(m) of the Internal Revenue Code. In such event, the Committee will designate which covered employees will receive such Awards and the performance goals applicable thereto within the earlier of (1) 90 days or (2) the lapse of 25% of the performance period to which such performance goals relate. Unless otherwise determined by the Committee, the participant must be employed by us on the last day of the performance period to receive payment of such Award. A participant will only receive payment of performance-based compensation after the completion of the performance period to the extent performance goals are certified by the Committee as having been achieved during the performance period.

Deferred Stock

An Award of deferred stock is an agreement by us to deliver to the recipient a specified number of shares of Class A common stock at the end of a specified deferral period, subject to the fulfillment of conditions specified in the Award agreement. During the deferral period, an amount equal to any dividends declared with respect to the number of shares covered by a deferred stock award will be paid to the participant currently, or deferred and deemed reinvested in additional shares of deferred stock or such other investment as the Committee may determine, in its sole discretion.

Restricted Stock

An Award of restricted stock is a grant to the recipient of a specified number of shares of Class A common stock which are subject to forfeiture upon specified events during the restriction period. Each grant of restricted stock will specify the length of the restriction period and will include restrictions on transfer to third parties during the restriction period. During the restriction period, unless otherwise determined by the Committee, the participant has the right to receive dividends from and to vote the shares of restricted stock. The Committee may provide, in an applicable restricted stock Award Agreement, for a tax reimbursement cash payment to be made to the participant in connection with the tax consequences resulting from an Award of restricted stock.

Options

An option is the right to purchase shares of Class A common stock for a specified period of time at a fixed price (the “exercise price”). Each option agreement will specify the exercise price, the type of option, the term of the option, the date when the option will become exercisable and any applicable performance goals. The Committee will determine the exercise price of an option at the time the option is granted. The exercise price under an option will not be less than 100% of the fair market value of Class A common stock on the date the option is granted unless the option was granted through the assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us. The term of an option granted under the Plan will be no longer than ten years from the date of grant or five years in the case of an Incentive Stock Option granted to a Ten Percent Shareholder.

Stock Appreciation Rights

A stock appreciation right (“SAR”) entitles the recipient to receive, upon exercise of the SAR, the increase in the fair market value of a specified number of shares of Class A common stock from the date of the grant of the SAR to the date of exercise, payable in cash, shares of Class A common stock, or any combination thereof. Any grant may specify a waiting period or periods before the SAR may become exercisable and permissible dates or periods on or during which the SAR will be exercisable. In addition, the Committee may grant limited stock appreciation rights (“LSARs”) that are exercisable upon the occurrence of specified contingent events. Such LSARs may provide for a different method of determining the increase in the fair market value of shares of Class A common stock, may provide for payment only in cash, and may provide that any related Awards are not exercisable during while the LSARs are exercisable. No SAR (including LSARs) may be exercised more than ten years from the grant date.

Stock Units

A stock unit is a book-entry unit with a value equal to one share of Class A common stock. Payment of stock units may be made either by delivery of shares to the participant or payment in cash equal to the fair market value of the shares of Class A common stock to which the award relates multiplied by the number of stock units granted. The Committee may condition the vesting of stock units upon performance goals or continued service of the participant. The Committee will determine on what terms and conditions the participant will be entitled to receive current or deferred payments of cash, Class A common stock or other property corresponding to dividends payable on Class A common stock prior to the payment of stock units.

Stock Purchase Awards

A stock purchase award entitles the participant to purchase a set number of shares of Class A common stock at a price equal to the then fair market value. Upon purchase, a participant will be a shareholder, entitled to exercise voting rights and receive dividends.

Other Stock-Based Awards

The Committee, in its sole discretion, may grant or sell other stock-based awards, which will be subject to the terms and conditions as the Committee will determine, including performance goals. Such other stock-based awards may be granted alone or in addition to any other awards and may be settled in cash or shares of Class A common stock, as determined by the Committee.

Cash-Based Awards

The Committee, in its sole discretion, may grant cash-based awards, which will be subject to the terms and conditions as the Committee will determine, including performance goals. Such cash-based awards will specify a payment amount or payment range as determined by the Committee.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A common stock and Class B common stock, and of partnership units in the Operating Partnerships, by (1) each person known to us to beneficially own more than 5% of our voting securities, (2) each of our directors, (3) each of our named executive officers and (4) all directors and executive officers as a group.

The number of shares and partnership units of the Operating Partnerships outstanding and percentage of beneficial ownership before the offering of Class A common stock set forth below are based on the number of shares and partnership units in the Operating Partnerships to be issued and outstanding prior to the offering of Class A common stock after giving effect to the other elements of the Reorganization Transactions. The number of shares and partnership units in the Operating Partnerships and percentage of beneficial ownership after this offering set forth below are based on shares and partnership units of the Operating Partnerships to be issued and outstanding immediately after this offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

Partnership Units
in the Operating Partnerships
	Shares of Class A Common Stock Beneficially Owned(b)				Beneficially Owned(b)							Percentage
							Percentage	Percentage			Percentage	of
							After	After		Percentage	of	Combined
			Percentage	Percentage			the	the		of	Combined	Voting
			After the	After the			Offering	Offering of		Combined	Voting	Power
			Offering of	Offering of			of Class A	Class A		Voting	Power	After the
			Class A	Class A		Percentage	Common	Common		Power of	After the	Offering
		Percentage	Common	Common		Prior to	Stock	Stock	Number of	HFF, Inc.	Offering	Assuming
		Prior to	Stock	Stock		the	Assuming	Assuming	Shares of	Prior	Assuming	the
		the	Assuming the	Assuming the		Offering	the Under-	the	Class B	to the	the Under-	Under-
		Offering of	Underwriters’	Underwriters’		of	writers’	Underwriters’	Common	Offering	writers’	writers’
		Class A	Option Is	Option is		Class A	Option is	Option is	Stock	of Class A	Option is	Option is
Name and address of		Common	Not	Exercised in		Common	Not	Exercised in	Beneficially	Common	Not	Exercised
Beneficial Owner(a)	Number	Stock	Exercised	Full	Number	Stock	Exercised	Full	Owned(c)	Stock	Exercised	in Full

John P. Fowler

Mark D. Gibson

George L. Miles, Jr.

John H. Pelusi, Jr.

Joe B. Thornton, Jr.

Gregory R. Conley

Nancy O. Goodson

Directors and executive officers as a group	—	—	—										%

*	Less than 1%.

(a)	The address of each beneficial owner in the table above is: c/o HFF, Inc., 429 Fourth Avenue, Suite 200, Pittsburgh, PA 15219.

(b)	The partnership units of the Operating Partnerships are exchangeable for shares of Class A common stock of HFF, Inc. on the basis of two partnership units, one of each Operating Partnership, for one share of Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Beneficial ownership of partnership units in the Operating Partnerships reflected in this table has not also been reflected as beneficial ownership of the shares of the Class A common stock of HFF, Inc. for which such units may be exchanged.

(c)	Holders of our Class B common stock (other than HFF, Inc. or any of its subsidiaries) will be entitled to a number of votes that is determined pursuant to a formula that relates to the number of partnership units in the Operating Partnerships held by such holder as of the relevant record date for the HFF, Inc. stockholder action. As a result of this formula, HFF Holdings will have a number of votes in HFF, Inc. that is equal to the total number of shares of Class A common stock for which the partnership units that HFF Holdings holds in the Operating Partnerships are exchangeable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The agreements described below are each filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions of each of these agreements are qualified by reference thereto.

Reorganization Transactions

Upon the consummation of this offering, pursuant to a sale and merger agreement, HFF, Inc. will contribute the cash raised in this offering to HoldCo LLC, its wholly-owned subsidiary, and HFF Holdings will sell     % of the partnership units in both the Operating Partnerships to HoldCo LLC for $      million raised in this offering. HFF Holdings will use $           million of the sale proceeds to repay all outstanding borrowings under HFF LP’s credit agreement. In addition to cash, HFF Holdings will also receive: (i) an exchange right that will permit HFF Holdings to exchange partnership units in the Operating Partnerships for publicly traded Class A common stock (the “Exchange Right”) and (ii) rights under a tax receivable agreement between HFF, Inc. and HFF Holdings (the “TRA”). The agreement also provides that HFF Holdings will, pursuant to a merger, transfer all of the stock in Holliday GP, which is the general partner of both the Operating Partnerships and owns 1% of each of the Operating Partnerships, to HoldCo LLC in exchange for Class B common stock of HFF, Inc. and cash.

Tax Receivable Agreement

As described in “Organizational Structure,” partnership units in HFF LP and HFF Securities held by Holdings Sub, HFF Holdings’ wholly-owned subsidiary, will be sold to HoldCo LLC, our wholly-owned subsidiary, for cash raised in the initial public offering. In the future, partnership units in HFF LP and HFF Securities held by HFF Holdings through Holdings Sub may be exchanged by HFF Holdings for shares of our Class A common stock on the basis of two partnership units, one of each Operating Partnership, for one share of Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. HFF LP and HFF Securities intend to have an election under Section 754 of the Internal Revenue Code effective for the taxable year in which the initial sale of partnership units occurs and for each taxable year in which an exchange of partnership units for shares occurs. The initial sale is expected to produce (and later exchanges may produce) increases to the tax basis of the assets owned by HFF LP and HFF Securities at the time of the initial public offering (and at the time of each exchange of partnership units). These anticipated increases in tax basis would be allocated to us and would likely reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into a tax receivable agreement with HFF Holdings that will provide for the payment by us to HFF Holdings of 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of these increases in tax basis and as a result of certain other tax benefits arising from our entering into the tax receivable agreement and making payments under that agreement. We would retain the remaining 15% of cash savings, if any, in income tax that we realize. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the assets of HFF LP and HFF Securities allocable to us as a result of the initial sale and later exchanges and had we not entered into the tax receivable agreement. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or have expired.

Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other tax benefits arising under the tax receivable agreement, HFF Holdings will not reimburse us for any payments previously made if such basis increases or other benefits were later not allowed. As a result, in such circumstances we could make payments to HFF Holdings under the tax receivable agreement in excess of our actual cash tax savings. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges result in taxable gain and the amount, character and timing of our income, we expect that during the term of the tax receivable agreement, the payments that we may make to HFF Holdings could be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets, we expect that future payments to HFF Holdings in respect of the initial sale to aggregate $      million and

range from approximately $      million to $      million per year over the next 15 years. Future payments to HFF Holdings in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial.

Registration Rights Agreement

We will enter into a registration rights agreement with HFF Holdings pursuant to which we will grant it, its affiliates and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) held or acquired by it. Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

HFF LP Partnership Agreement

As a result of the Reorganization Transactions, HFF, Inc. will, through HFF LP and HFF Securities, operate our business.

Purpose

The partnership agreement provides that HFF LP’s purpose will be to engage in any lawful act or activity for which limited partnerships may be formed under the Texas Revised Limited Partnership Act.

Management and Control

The partnership agreement further provides that Holliday GP, as general partner, will manage and control the business and affairs of HFF LP. As noted above, the shares of Holliday GP are wholly-owned by HoldCo LLC, a wholly-owned subsidiary of HFF, Inc.

In exercising such control, Holliday GP will act at the direction of a certain operating committee of HoldCo LLC consisting of 10 employees of the Operating Partnerships (or either of them) (the “Holdco Operating Committee”), each of whom will be appointed by and serve at the pleasure of the Board of Directors of HFF, Inc. Additionally, the partnership agreement provides that Holliday GP will establish an operating committee in HFF LP to remain in effect at all times in which HFF Holdings is the direct or indirect owner of partnership units in HFF LP. The members of this operating committee are to be appointed by HFF Holdings. In performing its duties, obligations (and exercising its rights) under the partnership agreement, Holliday GP will consult with and consider the recommendations of this operating committee.

Holliday GP will delegate certain control over HFF LP to certain officers of HFF LP. The initial officers of HFF LP will be identical to the officers in place prior to the closing of the Reorganization Transactions.

Units; Percentage Interests

Each partner in HFF LP will be issued units representing interests in HFF LP, and the percentage interest of each partner will be determined based on the ratio of the number of units held by such partner to the number of outstanding units in the partnership. The units to be issued to the partners upon the closing of the Reorganization Transactions are as set forth below:

Name	Units	Percentage Interest

Holliday GP			%
Holdco LLC			%
Holdings Sub			%

In the event a share of Class A common stock is redeemed, repurchased, acquired, cancelled or terminated by HFF, Inc., one unit of HFF LP registered in the name of Holdco LLC (or in the event Holdco LLC no longer holds units, Holliday GP) will automatically be cancelled for no consideration. Similarly, in the event HFF, Inc. issues a share of Class A common stock (other than in connection with the initial public offering), the net proceeds received by HFF, Inc. with respect to such share will be concurrently transferred to Holdco LLC for transfer to HFF LP and HFF Securities, each of which will in return issue to Holdco LLC one unit in such Operating Partnership.

In the event any member of HFF Holdings forfeits a membership interest in HFF Holdings in accordance with the HFF Holdings operating agreement (i.e., as the result of being removed for cause under the HFF Holdings operating agreement or competing or soliciting in violation of the HFF Holdings operating agreement), the HFF LP partnership agreement provides that Holdings Sub will simultaneously forfeit a portion of the units it then holds in HFF LP (equal to such forfeiting member’s indirect ownership interest in HFF LP).

Distributions; Tax Distributions

Holliday GP has the right to determine when distributions will be made to the partners of HFF LP and the amount of any such distribution. All distributions shall be made to the partners pro rata in accordance with their respective percentage ownership interests in HFF LP.

The holders of the partnership units in HFF LP, including HoldCo LLC and Holliday GP, will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of HFF LP. Net profits and net losses of HFF LP will generally be allocated to the partners pro rata in accordance with their respective percentage interests (as determined in accordance with the HFF LP partnership agreement). The partnership agreement will provide for cash distributions to the partners of HFF LP if Holliday GP determines that the taxable income of HFF LP will give rise to taxable income for its partners (or their constituent members). Generally these tax distributions will be computed based on our estimate of the net taxable income of HFF LP allocable to each partner multiplied by an assumed rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate for the applicable year prescribed for an individual or corporate resident in New York, New York assuming such taxpayer: (a) had no itemized deductions or tax credits, (b) was not subject to the alternative minimum tax, the self employment tax or other U.S. federal (or comparable state or local) income taxes not imposed under sections 1 or 11 of the Internal Revenue Code, and (c) was subject to income tax only in the jurisdictions where the taxpayer resides or is commercially domiciled. The assumed tax rate will be the same for all partners of HFF LP.

Transfers

The partnership agreement requires that each limited partner obtain Holliday GP’s consent to any sale, assignment, pledge, transfer, distribution or other disposition of any unit. Holliday GP may grant or withhold such consent in its sole discretion, provided that the partnership agreement permits (a) the transfers contemplated under and in accordance with the Exchange Right, (b) the members in HFF Holdings to transfer their interests (i) by devise or descent or by operation of law upon the death or disability of a member of HFF Holdings and (ii) to (x) immediate family members or trusts established for the benefit of such family members for estate planning purposes, or (y) a charity for gratuitous purposes, and (c) transfer of shares of Class A common stock and Class B common stock of HFF, Inc.

Dissolution

HFF LP may be dissolved only upon the occurrence of the voluntary agreement of all partners, any act constituting dissolution under applicable law or certain other events specified in the partnership agreement. Upon dissolution, HFF LP will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are partners) in satisfaction of the liabilities of the Partnership, (b) second, to the setting up of any reserves which Holliday GP may determine to be reasonably necessary for any contingent liability of HFF LP and (c) third, to the partners in proportion to their respective percentage interests.

HFF Securities Partnership Agreement

As a result of the Reorganization Transactions, HFF, Inc. will, through HFF LP and HFF Securities, operate our business.

Purpose

The partnership agreement provides that HFF Securities’ purpose will be to act as a registered broker-dealer in connection with its efforts, on behalf of its clients, to (a) raise equity capital for discretionary, commingled real estate funds marketed to institutional investors, (b) raise equity capital for real estate projects, (c) raise equity capital from institutional investors to fund future real estate acquisitions, recapitalizations, developments, debt investments and other real estate-related strategies, and (d) execute private placements of securities in real estate companies. In addition, the partnership agreement provides that HFF Securities will provide advisory services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies; and will be entitled to engage in any and all purposes and activities that are ancillary thereto as permitted under the Delaware Revised Uniform Limited Partnership Act, Delaware Code Annotated.

Management and Control

The partnership agreement of HFF Securities provides that Holliday GP, as general partner will manage and control the business and affairs of HFF Securities. Holliday GP will exercise such management and control in accordance with applicable securities laws. As noted above, the shares of Holliday GP are wholly-owned by HoldCo LLC, which is a wholly-owned subsidiary of HFF, Inc.

Holliday GP will delegate certain control over HFF Securities to certain officers of HFF Securities, including, without limitation, one or more senior managing directors, directors, supervisory principals and registered representatives. The officers of HFF Securities following the Reorganization Transactions will be identical to the officers in place prior to the closing of the reorganization transactions.

Each supervisory principal is required to qualify with the NASD Series 7 and 24 examinations. The senior managing directors and supervisory principals are responsible for, among other things, preparing HFF Securities’ annual budget and business plan for approval by Holliday GP, until receipt of such approval the officers are authorized to cause HFF Securities to operate in accordance with the last Holliday GP approved annual budget and business plan, adjusted by increases in the consumer price index.

Units; Percentage Interests

Each partner in HFF Securities will be issued units representing interests in HFF Securities, and the percentage interest of each partner will be determined based on the ratio of the number of units held by such partner to the number of outstanding units in the partnership. The units and associated percentage interests to be issued to the partners upon the closing of the Reorganization Transactions are as set forth below:

Name	Units	Percentage Interest

Holliday GP			%
Holdco LLC			%
Holdings Sub			%

In the event a share of Class A common stock is redeemed, repurchased, acquired, cancelled or terminated by HFF, Inc., one unit of HFF Securities registered in the name of HoldCo LLC (or in the event Holdco LLC no longer holds units, Holliday GP) will automatically be cancelled for no consideration. Similarly, in the event HFF, Inc. issues a share of Class A common stock (other than in connection with the initial public offering), the net proceeds received by HFF, Inc. with respect to such share will be concurrently transferred to HoldCo LLC for transfer to HFF Securities and HFF LP, each of which will in return issue to HoldCo LLC one unit in such Operating Partnership.

In the event any member of HFF Holdings forfeits a membership interest in HFF Holdings in accordance with the HFF Holdings operating agreement (i.e., as the result of being removed for cause under the HFF Holdings operating agreement or competing or soliciting in violation of the HFF Holdings operating agreement), the partnership agreement provides that Holdings Sub will simultaneously forfeit a portion of the units it then holds in HFF Securities (equal to such forfeiting member’s indirect ownership interest in HFF Securities).

Distributions; Tax Distributions

Holliday GP has the right to determine when distributions will be made to the partners of HFF Securities and the amount of any such distribution. All distributions will be made to the partners pro rata in accordance with their respective percentage ownership interests (as evidenced by units or fractional units held by each partner) in HFFS.

The holders of the partnership units in HFF Securities, including HoldCo LLC and Holliday GP, will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of HFFS. Net profits and net losses of HFF Securities will generally be allocated to the partners pro rata in accordance with their respective percentage interests (as determined pursuant to the HFF Securities partnership agreement). The partnership agreement will provide for cash distributions to the partners of HFF Securities if Holliday GP determines that the taxable income of HFF Securities will give rise to taxable income for its partners (or their constituent members). Generally these tax distributions will be computed based on our estimate of the net taxable income of HFF Securities allocable to each partner multiplied by an assumed rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York assuming such taxpayer: (a) had no itemized deductions or tax credits, (b) was not subject to the alternative minimum tax, the self employment tax or other U.S. federal (or comparable state or local) income taxes not imposed under sections 1 or 11 of the Internal Revenue Code, and (c) was subject to income tax only in the jurisdictions where the taxpayer resides or is commercially domiciled. The assumed tax rate will be the same for all partners of HFF Securities.

Transfers

The partnership agreement requires that each limited partner obtain Holliday GP’s consent to any sale, assignment, pledge, transfer, distribution or other disposition of any unit. Holliday GP may grant or withhold such consent in its sole discretion, provided that the partnership agreement permits (a) the transfers contemplated under and in accordance with the Exchange Right, (b) the members in Holdings to transfer their interests (i) by devise or descent or by operation of law upon the death or disability of a member of Holdings and (ii) to (x) immediate family members or trusts established for the benefit of such family members for estate planning purposes, or (y) a charity for gratuitous purposes, and (c) transfer of shares of Class A common stock and Class B common stock.

Dissolution

HFF Securities may be dissolved only upon the occurrence of the voluntary agreement of all partners, any act constituting dissolution under applicable law or certain other events specified in the partnership agreement. Upon dissolution, HFF Securities will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are partners) in satisfaction of the liabilities of the Partnership, (b) second, to the setting up of any reserves which Holliday GP may determine to be reasonably necessary for any contingent liability of HFF Securities and (c) third, to the partners in proportion to their respective percentage interests.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock as it will be in effect upon the consummation of this offering is a summary and is qualified in its entirety by reference to our certificate of incorporation and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Upon consummation of this offering, our authorized capital stock will consist of           shares of Class A common stock, par value $0.01 per share,      shares of Class B common stock, par value $0.01 per share and      shares of preferred stock. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Class A common stock

Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Subject to the transfer restrictions set forth in the Operating Partnerships’ partnership agreements, HFF Holdings may exchange partnership units in the Operating Partnerships (other than those held by us) for shares of our Class A common stock on the basis of two partnership units (one of each Operating Partnership) for one share of Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Class B common stock

Holders of our Class B common stock will be entitled to a number of votes that is determined pursuant to a formula that relates to the number of partnership units in the Operating Partnerships held by such holders as of the relevant record date for the HFF, Inc. stockholder action. As a result of this formula, HFF Holdings will have a number of votes in HFF, Inc. that is equal to the total number of shares of Class A common stock for which the partnership units that HFF Holdings holds in the Operating Partnerships are exchangeable.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Holders of our Class B common stock will not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of HFF, Inc.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your Class A common stock over the market price of the Class A common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the Class A common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law

We are subject to Section 203 of the General Corporation Law of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their interests.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what our board of directors believes to be in the best interests of us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our stockholders.

Classified Board of Directors.  Upon the consummation of this offering, our certificate of incorporation and bylaws will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

The classified board provision will help to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The classified board provision could have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of us without the approval of our board of directors. In addition, the classified board provision could delay stockholders who do not like the policies of our board of directors from electing a majority of our board of directors for two years. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for our stockholders or a third party to effect a change in our management without the consent of the board of directors.

Written Consent of Stockholders.  Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. The elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders’ meeting and satisfy the applicable notice provisions set forth in our bylaws.

Amendment of the Bylaws.  Under Delaware law, the power to adopt, amend or repeal a corporation’s bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at a regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

Amendment of Certificate of Incorporation.  The provisions of our certificate of incorporation that could have anti-takeover effects as described above are subject to amendment, alteration, repeal, or rescission require approval by (i) our board of directors and (ii) the affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class, depending on the subject provision. This requirement makes it more difficult for stockholders to make changes to the provisions in our certificate of incorporation which could have anti-takeover effects by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending these provisions.

Special Meetings of Stockholders.  Our bylaws preclude our stockholders from calling special meetings of stockholders or requiring the board of directors or any officer to call such a meeting or from proposing business at such a meeting. Our bylaws provide that only a majority of our board of directors, the chairman of the board or the chief executive officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder cannot force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the chief executive officer believes the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Other Limitations on Stockholder Actions.  Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. In addition, the ability of our stockholders to remove directors without cause is precluded.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is               .

Listing

We will apply to list our Class A common stock on the New York Stock Exchange under the symbol “HF.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock.

Upon completion of this offering we will have a total of          shares of our Class A common stock outstanding, or           shares assuming the underwriters exercise in full their option to purchase additional shares. All of these shares will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company.

In addition, upon consummation of this offering, HFF Holdings will beneficially own           partnership units in each of the Operating Partnerships. Pursuant to the terms of our amended and restated certificate of incorporation, HFF Holdings could from time to time exchange its partnership units in the Operating Partnerships for shares of our Class A common stock on the basis of two partnership units, one of each Operating Partnership, for one share of Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The following table reflects the exchangeability of HFF Holdings’ rights to exchange its partnership units in the Operating Partnerships for shares of our Class A common stock, pursuant to contractual provisions in the HFF Holdings Operating Agreement. However, these contractual provisions may be waived, amended or terminated by the members of HFF Holdings following consultation with our board of directors.

		Percentage of HFF
	Number of	Holdings’ Partnership
	Additional Shares	Units in the
	of Class A Common	Operating
	Stock Expected to	Partnerships
	Become Available	Becoming Eligible
Anniversary of the Offering	for Exchange	for Exchange

Second		25%
Third		25%
Fourth		25%
Fifth		25%

Total		100%

These shares of Class A common stock would be “restricted securities,” as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of Class A common stock will not be freely transferable to the public. We intend, however, to enter into a registration rights agreement with HFF Holdings that would require us to register under the Securities Act these shares of Class A common stock. See “— Registration Rights” and “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

In addition, we expect to grant awards of deferred stock, restricted stock, options, stock appreciation rights, stock units, stock purchase rights and other stock-based awards under our 2006 Omnibus Incentive Compensation Plan. The number of shares of our Class A common stock available for awards under the terms of the plan is           (subject to adjustments for stock splits, stock dividends and the like) which equals approximately     % shares of our Class A common stock outstanding immediately following this offering. We intend to file one or more registration statements on Form S-8 under the Securities Act to register Class A common stock issued or reserved for issuance under the plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with HFF, Inc. or the lock-up restrictions described below.

Registration Rights

We will enter into a registration rights agreement with HFF Holdings pursuant to which we will grant it, its affiliates and certain of its transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) held or acquired by it. Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Lock-Up Arrangements

We, HFF Holdings and our directors and officers have agreed, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our Class A common stock or any such substantially similar securities for a period of 180 days after the date of this prospectus. This restriction expressly precludes us, HFF Holdings and our directors and officers from engaging in any hedging or other transaction which is designed or could be expected to result in a sale or disposition of shares of Class A common stock (even if such shares would be disposed of by some other person).

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we release earnings results or announce material news or a material event relating to us; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during a 15-day period following the last day of the 180-day restricted period.

In each case, the 180-day restricted period will be automatically extended until the expiration of an 18-day period beginning on the date of the release of earnings results or the announcement of the material news or material event, as applicable.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three month period, a number of restricted securities that does not exceed the greater of 1% of the then outstanding common stock and the average weekly trading volume during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one year holding period requirement) in order to sell shares of Class A common stock which are not restricted securities (such as shares acquired by affiliates either in this offering or through purchases in the open market following this offering). In addition, under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of shares of our Class A common stock to a non-United States holder. For purposes of this discussion, a non-United States holder is any beneficial owner that for United States federal income tax purposes is not a United States person; the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or other entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

If a partnership or other pass-through entity holds Class A common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold shares of our Class A common stock and partners or members in these partnerships or other entities to consult their tax advisors.

This discussion assumes that non-United States holders will hold shares of our Class A common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds and investors that hold shares of Class A common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any non-income tax consequences except as noted under “— Federal Estate Tax” or any income tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code, Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Additionally, we have not sought any ruling from the IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. We urge each prospective purchaser to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our Class A common stock.

Dividends

If we make distributions on our Class A common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of shares and may be subject to United States federal income tax as described below.

Any dividend (out of earnings and profits) paid to a non-United States holder of common shares generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and are attributable to a non-United States holder’s permanent establishment in the United States if a tax treaty applies) are exempt from this withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying this exemption. Effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder (and are attributable to a corporate non-United States holder’s permanent establishment in the United States if a tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in a tax treaty).

A non-United States holder of common shares that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

Gain on Disposition of Shares of Class A Common Stock

A non-United States holder generally will not be subject to United States federal income tax on gain realized upon the sale or other disposition of shares of our Class A common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder (and is attributable to a permanent establishment in the United States if a tax treaty applies), which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes;

•	the non-United States holder is an individual who holds his or her common shares as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•	our Class A common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for shares of our Class A common stock. We believe that we are not currently, and we believe that we will not become, a “United States real property holding corporation” for United States federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as our Class A common stock continues to be regularly traded on an established securities market, only a non-United States holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition of the holder’s holding period) more than 5% of shares of our Class A common stock will be subject to United States federal income tax on the disposition of shares of our Class A common stock.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of shares made to a non-United States holder may be subject to additional information reporting and backup withholding at the then effective rate unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

Federal Estate Tax

An individual non-United States holder who is treated as the owner, or has made certain lifetime transfers, of an interest in our Class A common stock will be required to include the value thereof in his or her gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of this offering and as the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional          shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We, HFF Holdings and our directors and officers have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the Class A common stock on the New York Stock Exchange under the symbol “HF”. In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an offer of shares to the public in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not, apply to us; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Directed Share Program

At our request, the underwriters have reserved for sale to our employees, directors, families of employees and directors at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by Morgan Stanley & Co. Incorporated. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. We do not know if our employees, directors, families of employees and directors will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

A prospectus in electronic format will be made available on the websites maintained by one or more of the representatives of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the Class A common stock will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of and for the nine months ended September 30, 2006 and as of and for the years ended December 31, 2005 and 2004, all included in this prospectus and registration statement, have been audited by Ernst & Young LLP, our independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the Securities and Exchange Commission maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the Securities and Exchange Commission upon the payment of certain fees prescribed by the Securities and Exchange Commission. You may obtain further information about the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the Securities and Exchange Commission. The address of this site is http://www.sec.gov.

In addition, you may request copies of this filing and such other reports as we may determine or as the law requires at no cost, by telephone at (713) 852-3500 or by mail to HFF, Inc., 429 Fourth Avenue, Suite 200, Pittsburgh, PA 15219, Attention: Investor Relations. Upon completion of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the Securities and Exchange Commission at the address noted above or inspect them without charge at the Securities and Exchange Commission’s website. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

HFF Holdings, LLC and Subsidiaries

Consolidated Financial Statements

Nine Months Ended September 30, 2006 and September 30, 2005 (Unaudited) and
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Operating Committee and Members of
HFF Holdings, LLC:

We have audited the accompanying consolidated balance sheets of HFF Holdings, LLC and subsidiaries as of September 30, 2006, December 31, 2005 and December 31, 2004, and the related consolidated statements of income, members’ equity (deficiency) and cash flows for the nine months ended September 30, 2006, and years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HFF Holdings, LLC and subsidiaries as of September 30, 2006, December 31, 2005 and December 31, 2004, and the consolidated results of their operations and their cash flows for the nine months ended September 30, 2006 and years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

November 7, 2006
Pittsburgh, Pennsylvania

HFF Holdings, LLC And Subsidiaries

Consolidated Balance Sheets
(Dollars in thousands)

	September 30,	December 31,	December 31,
	2006	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$55,224	$59,595	$41,301
Restricted cash (Note 5)	280	389	781
Accounts receivable	1,701	921	200
Mortgage notes receivable (Note 6)	39,550	14,700	—
Prepaid expenses and other current assets	3,853	2,691	1,553

Total current assets	100,608	78,296	43,835
Property and equipment, net (Note 3)	4,903	4,276	4,365
Goodwill	3,712	3,712	3,712
Intangible assets, net (Note 4)	3,328	2,889	3,859
Other noncurrent assets	300	768	319

	$112,851	$89,941	$56,090

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion of long-term debt (Note 5)	$17,094	$122	$576
Warehouse line of credit (Note 6)	39,550	14,700	—
Accrued compensation and related taxes	17,888	10,800	7,865
Accounts payable	933	330	305
Other current liabilities	1,914	1,027	474

Total current liabilities	77,379	26,979	9,220
Deferred rent credit	2,606	2,366	2,505
Other long-term liabilities	371	408	185
Long-term debt, less current portion (Note 5)	40,596	150	7,068

Total liabilities	120,952	29,903	18,978
Members’ (deficiency) equity (Note 1)	(8,101)	60,038	37,112

	$112,851	$89,941	$56,090

See accompanying notes.

HFF Holdings, LLC and Subsidiaries

Consolidated Statements of Income
(Dollars in thousands)

	Nine Months Ended		Years Ended
	September 30		December 31
	2006	2005	2005	2004
		(Unaudited)

Revenues
Capital markets services revenue	$153,586	$135,983	$203,457	$142,192
Interest on mortgage notes receivable	662	65	412	—
Other	2,289	1,251	1,979	1,499

	156,537	137,299	205,848	143,691
Expenses
Cost of services	89,340	81,026	119,106	85,778
Personnel	10,460	8,874	14,369	9,107
Occupancy	4,629	4,034	5,357	5,047
Travel and entertainment	3,842	3,221	5,067	3,617
Supplies, research, and printing	4,800	3,690	5,089	2,933
Insurance	2,265	1,883	2,470	1,500
Professional fees	1,979	1,012	1,201	871
Depreciation and amortization	2,039	1,988	2,735	2,506
Interest on warehouse line of credit	676	60	409	—
Other operating	3,270	2,532	3,483	3,441

	123,300	108,320	159,286	114,800
Operating income	33,237	28,979	46,562	28,891
Interest and other income	1,394	675	1,267	317
Interest expense	(2,377)	(220)	(271)	(406)

Income before taxes	32,254	29,434	47,558	28,802
Income tax expense	557	433	715	728

Net income	$31,697	$29,001	$46,843	$28,074

See accompanying notes.

HFF Holdings, LLC and Subsidiaries

Consolidated Statements of Members’ Equity (Deficiency)
(Dollars in thousands)

		Retained
		Earnings	Receivable	Payable
	Capital	(Deficit)	From Members	To Members	Total

Members’ equity, December 31, 2003	$7,000	$13,529	$—	$—	$20,529
Net income	—	28,074	—	—	28,074
Distributions	—	(11,491)	—	—	(11,491)

Members’ equity, December 31, 2004	7,000	30,112	—	—	37,112
Withdrawal of member	(71)	—	—	—	(71)
Net income	—	46,843	—	—	46,843
Distributions	—	(23,846)	—	—	(23,846)

Members’ equity, December 31, 2005	6,929	53,109	—	—	60,038
Contributions	71	—	—	—	71
Net income	—	31,697	—	—	31,697
Distributions	—	(99,907)	—	—	(99,907)
Reset of Equity (Note 1)	—	—	(5,754)	5,754	—

Members’ (deficiency) equity, September 30, 2006	$7,000	$(15,101)	$(5,754)	$5,754	$(8,101)

See accompanying notes.

HFF Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Nine Months Ended		Years Ended
	September 30		December 31
	2006	2005	2005	2004
		(Unaudited)

Operating activities
Net income	$31,697	$29,001	$46,843	$28,074
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization:
Property and equipment	1,244	1,124	1,611	1,352
Intangibles	795	864	1,124	1,154
(Gain) loss on sale or disposition of assets	(260)	(38)	(140)	28
Purchase of NASD license	—	—	—	(100)
Increase (decrease) in cash from changes in:
Restricted cash	109	198	392	(244)
Accounts receivable	(780)	70	(721)	944
Mortgage notes receivable	(24,850)	(8,350)	(14,700)	—
Prepaid expenses and other current assets	(1,162)	(659)	(1,138)	(1,011)
Other noncurrent assets	468	164	(449)	(230)
Accrued compensation and related taxes	7,088	9,208	2,935	985
Accounts payable	603	42	25	9
Other accrued liabilities	887	1,030	553	(5)
Other long-term liabilities	426	(41)	98	654

Net cash provided by operating activities	16,265	32,613	36,433	31,610
Investing activities
Purchases of property and equipment	(2,085)	(1,020)	(1,447)	(1,646)

Net cash used in investing activities	(2,085)	(1,020)	(1,447)	(1,646)
Financing activities
Net borrowings on warehouse line of credit	24,850	8,350	14,700	—
Net borrowings on short-term debt	—	—	—	(217)
Borrowings on long-term debt	60,000	—	—	—
Payments on long-term debt	(2,590)	(5,311)	(7,461)	(2,433)
Deferred financing costs	(975)	—	(14)	—
Members’ contributions (withdrawals)	71	—	(71)	—
Members’ distributions	(99,907)	(22,866)	(23,846)	(11,491)

Net cash used in financing activities	(18,551)	(19,827)	(16,692)	(14,141)

Net (decrease) increase in cash	(4,371)	11,766	18,294	15,823
Cash and cash equivalents, beginning of period	59,595	41,301	41,301	25,478

Cash and cash equivalents, end of period	$55,224	$53,067	$59,595	$41,301

Supplemental disclosure of cash flow information
Cash paid for income taxes	$595	$433	$715	$728

Cash paid for interest	$2,997	$301	$650	$405

Supplemental disclosure of noncash financing activities
Property acquired under capital leases	$7	$70	$89	$28

See accompanying notes.

HFF Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

1.	Organization

HFF Holdings, LLC (Holdings) was incorporated as a Delaware Limited Liability Company on June 16, 2003. Holdings then formed HFF LP Acquisition LLC (HFF LP), Holliday GP Acquisition LLC (HFF GP), and Holliday GP Corp. (Holliday GP) in connection with Holdings’ acquisition of Holliday Fenoglio Fowler, L.P. (HFF) from the prior owners. Upon such acquisition, HFF LP became (and remains) the sole limited partner of HFF, HFF GP became a general partner of HFF, and Holliday GP became the managing general partner of HFF. HFF GP subsequently merged into Holliday GP; as a result, Holliday GP became (and remains) the sole general partner of HFF. HFF is a financial intermediary and advisor in the commercial real estate industry, and engages in debt, private equity, and structured financing placements, as well as investment sales, note sales, and loan servicing in 18 major cities nationwide.

The acquisition was financed primarily with long-term borrowings and was accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations (SFAS No. 141). The total purchase price of $8.8 million (as adjusted from a base purchase price of $10.0 million for the difference between estimated net assets and closing net assets and for other adjustments and costs of completing the closing) was allocated to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition.

During 2004, HFF LP and Holliday GP formed HFF Securities L.P. (HFFS). HFFS is a broker-dealer that performs private placements of securities by raising equity capital from institutional investors for discretionary, commingled real estate funds to execute real estate acquisitions, recapitalizations, developments, debt investments, and other real estate-related strategies. HFFS may also provide other investment banking and advisory services on various project or entity-level strategic assignments such as mergers and acquisitions, sales and divestitures, recapitalizations and restructurings, privatizations, management buyouts, and arranging joint ventures for specific real estate strategies.

These financial statements present the consolidated financial position of Holdings and its wholly-owned subsidiaries (collectively referred to as the Company) as of September 30, 2006, December 31, 2005 and December 31, 2004, and the consolidated results of the Company for the nine months ended September 30, 2006, and 2005, and the years ended December 31, 2005 and 2004. All amounts shown in the consolidated financial statements and accompanying notes for the nine months ended September 30, 2005 are shown for comparability purposes and are unaudited.

Capital Contributions

At inception, Holdings’ members made capital contributions of $7.0 million. In accordance with the Operating Agreement, additional capital contributions may be required upon recommendation by the Operating Committee and approval by 65% of the members.

Percentage interests of the members may be adjusted every three years upon recommendation by a committee appointed by the members and then subsequently approved by 65% of the members. If the recommended adjustments are approved, additional capital contributions will be required from members whose percentage interests (or new members) are increased, and members whose interests are decreased will be entitled to receive payments from Holdings, based on a comparison of the fair value of Holdings immediately prior to and as of the reset date.

During 2006, the Company reset the ownership percentages of existing members and admitted six new members. The equity reset and addition of new members resulted in an increase or decrease in ownership percentage for existing members. The purchase of additional ownership interests by the new and existing members was funded by $9.8 million and promissory notes receivable of $5.6 million from members to the Company. The cash received was paid to existing members based upon the percentage dilution of their ownership. The notes receivable are payable to the Company in three equal installments over a three year period (January 2007 - 2009) with full recourse secured by each member’s interest in Holdings and all amounts payable to the member by

HFF Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Holdings. The remaining amounts due to the members whose ownership interest was diluted by the reset are contingent on the payment of cash by the new member under the notes. The note receivable of $5.6 million plus accrued interest of $0.1 million and the related payable plus accrued interest due diluted members are reflected on the Company’s consolidated financial statements as components of members’ equity under the provisions of Staff Accounting Bulletin No. 40.

The liability of Holdings’ members is generally limited to their capital contributions.

Distributions

Distributions of distributable cash flow (as defined) are made upon approval of the Operating Committee. Such distributions generally must be made to members first to the extent of unpaid cumulative preferred returns (15% per year) on the initial capital contribution, and second in proportion to their respective percentage interests.

Redemption

Withdrawing members may require Holdings to redeem their interests for an amount equal to the Redemption Price as defined in the Operating Agreement, except in cases such as termination for cause or competing or solicitation as defined in the Operating Agreement. In the event a withdrawing member subsequently competes or solicits as defined in the Operating Agreement, his right to receipt of the redemption price is subject to reduction based on the time period within which such activity occurs. Upon withdrawing, Holdings is required to pay the withdrawing member his initial capital contribution and redemption payments over five years starting one year after the withdrawal date. The redemption payments are based on the Redemption Price determined by the Operating Committee, as defined in the Operating Agreement, and are subject to available cash flow, as defined in the Operating Agreement.

2.	Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Holdings and its wholly-owned subsidiaries, HFF LP, Holliday GP, HFFS and HFF. All intercompany accounts have been eliminated.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with financial institutions in amounts which at times exceed the FDIC insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in bank accounts, and short-term investments with original maturities of three months or less.

Revenue Recognition

Capital markets services revenues consist of origination fees, investment sale fees, note sale fees, placement fees, and servicing fees. Origination fees are earned for the placement of debt, equity, or structured financing for real estate transactions. Investment sales and note sales fees are earned for brokering sales of real estate and/or notes. Placement fees are earned by HFFS for discretionary and nondiscretionary equity capital raises and other investment banking services. These fees are negotiated between the Company and its clients, generally on a case-by-case basis and are recognized and generally collected at the closing and the funding of the transaction. The

HFF Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Company’s fee agreements do not include terms or conditions that require the Company to perform any service or fulfill any obligation once the transaction closes and revenue is recognized. Servicing fees are compensation for providing collection, remittance, recordkeeping, reporting, and other services for either lenders or borrowers on mortgages placed with third-party lenders. Servicing fees are recognized when cash is collected as these fees are contingent upon the borrower making its payments on the loan.

Certain of the Company’s fee agreements provide for reimbursement of employee-related costs which the Company recognizes as revenue. In accordance with EITF 00-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, certain reimbursements received from clients for out-of-pocket expenses are characterized as revenue in the statement of income rather than as a reduction of expenses incurred. Since the Company is the primary obligor, has supplier discretion, and bears the credit risk for such expenses, the Company records reimbursement revenue for such out-of-pocket expenses. Reimbursement revenue is recognized when the fees for the related transaction are collected at the closing of the transaction. Reimbursement revenue is classified as other revenue in the consolidated statements of income.

Mortgage Notes Receivable

HFF is qualified with the Federal Home Loan Mortgage Corporation (Freddie Mac) as a Freddie Mac Multifamily Program Plus® Seller/Servicer. Under this Program, HFF originates mortgages based on commitments from Freddie Mac, and then sells the loans to Freddie Mac approximately one month following the loan originations. HFF recognizes interest income on the accrual basis during this holding period based on the contract interest rate in the loan that will be purchased by Freddie Mac.

The loans are initially recorded and then subsequently sold to Freddie Mac at HFF’s cost. The Company monitors the market value of these loans for declines in value from the origination date to the sale date. Based on the Company’s evaluation, no valuation allowance for lower of cost or market adjustments was necessary as of September 30, 2006, December 31, 2005 and December 31, 2004.

Freddie Mac requires HFF to meet minimum net worth and capital requirements and to comply with certain other standards. Following the closing of the Credit Agreement in March 2006 and the distribution of the proceeds to the members, the Company did not meet such minimum net worth and capital requirements. The Company has recently reached agreement with Freddie Mac on an alternative arrangement to satisfy those requirements and is in the process of implementing the alternative arrangement.

Advertising

Costs associated with advertising are expensed as incurred. Advertising expense was $0.6 million and $0.6 million for the nine months ended September 30, 2006 and 2005, and $0.8 million and $0.6 million for the years ended December 31, 2005 and 2004. These amounts are included in other operating expenses in the accompanying consolidated statements of income.

Property and Equipment

Property and equipment are recorded at cost, except for those assets acquired on June 16, 2003, which were recorded at their estimated fair values. Depreciation of furniture and computer equipment is computed using accelerated methods over five to seven years. Depreciation of software costs is computed using the straight-line method over three years.

Expenditures for routine maintenance and repairs are charged to expense as incurred. Renewals and betterments which substantially extend the useful life of an asset are capitalized.

HFF Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Leases

The Company leases most of its facilities under operating lease agreements. These lease agreements typically contain tenant improvement allowances and rent holidays. In instances where one or more of these items are included in a lease agreement, the Company records these allowances as a leasehold improvement asset, included in property and equipment, net in the consolidated balance sheet, and a related deferred rent liability and amortizes these items on a straight-line basis over the shorter of the term of the lease or useful life of the asset as additional depreciation expense and a reduction to rent expense, respectively. Lease agreements sometimes contain rent escalation clauses, which are recognized on a straight-line basis over the life of the lease in accordance with SFAS No. 13, Accounting for Leases. Lease terms generally range from one to eight years. Before entering into a lease, an analysis is performed to determine whether a lease should be classified as a capital or an operating lease according to SFAS No. 13 as amended.

Computer Software Costs

Certain costs related to the development or purchases of internal-use software are capitalized in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Internal computer software costs that are incurred in the preliminary project stage are expensed as incurred. Direct consulting costs as well as payroll and related costs, which are incurred during the development stage of a project are capitalized and amortized using the straight-line method over estimated useful lives of three years when placed into production.

Goodwill

Goodwill of $3.7 million represents the excess of cost over estimated fair value of the net assets of HFF on June 16, 2003 (see Note 1). In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company does not amortize goodwill, but evaluates goodwill on an annual basis for potential impairment.

Prepaid Compensation Under Employment Agreements

The Company has employment agreements with certain employees whereby sign-up bonuses and incentive compensation payments were made during 2004 and 2005. In most cases, the sign-up bonuses and the incentive compensation are to be repaid to the Company upon voluntary termination by the employee or termination by cause (as defined) by the Company prior to the termination of the employment agreement. The total cost of the employment agreements is being amortized by the straight-line method over the term of the agreements and is included in cost of services on the accompanying consolidated statements of income.

Producer Draws

As part of the Company’s overall compensation program, HFF offers a new producer draw arrangement which generally lasts until such time as a producer’s pipeline of business is sufficient to allow the producer to earn sustainable commissions. This program is intended to provide the producer with a minimal amount of cash flow to allow adequate time for the producer to develop business relationships. Similar to traditional salaries, the producer draws are paid irrespective of the actual fees generated by the producer. Often these producer draws represent the only form of compensation received by the producer. Furthermore, it is not HFF’s policy to seek collection of unearned producer draws under this arrangement. As a result, HFF has concluded that producer draws are economically equivalent to salaries paid and accordingly, charges them to compensation as incurred. The producer is also entitled to earn a commission on closed revenue transactions. Commissions are calculated as the commission that would have been earned by the broker under one of HFF’s commission programs, less any amount previously paid to the producer in the form of a draw.

HFF Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Intangible Assets

Intangible assets include servicing rights under agreements with third-party lenders, costs associated with obtaining a NASD license, and deferred financing costs.

Servicing rights were recorded at their estimated fair value of $5.4 million on June 16, 2003 and are being amortized over the expected life of the mortgage servicing rights in proportion to the estimated future net servicing income. Additionally, servicing rights are capitalized on loans originated and sold to FHLMC with servicing retained based on an allocation of the carrying amount of the loan and the servicing right in proportion to the relative fair values at the date of sale. These servicing rights are recorded at the lower of cost or fair value and are being amortized over their expected life. The determination of fair value of the servicing rights is determined using a discounted cash flow model which considers various factors such as estimated prepayment speeds of the underlying mortgages, the estimated life of the mortgages, the estimated cost to service the loans, and the discount rate.

Deferred financing costs were deferred and are being amortized by the straight-line method over four years.

HFFS has recognized an intangible asset in the amount of $0.1 million for the costs of obtaining a NASD license as a broker-dealer. The license is determined to have an indefinite useful economic life and is, therefore, not being amortized.

The Company periodically evaluates the remaining useful lives and carrying values of the intangible assets to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Indicators of impairment monitored by management include a decline in the level of serviced loans. No indicators of impairment were noted as a result of management’s evaluation. This evaluation is performed at least annually.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company consists of two limited liability companies (Holdings and HFF LP), a corporation (Holliday GP), and two limited partnerships (HFF and HFFS). The limited liability companies and the limited partnerships are not taxpaying entities for federal or state purposes and their income and expenses are passed through and reported on the individual income tax returns of the members of Holdings. Income taxes shown on the Company’s consolidated statements of income reflect federal income taxes of the corporation and business and corporate income taxes in various jurisdictions. For tax purposes, HFF’s goodwill of $9.0 million is being amortized by the straight-line method over 15 years.

Cost of Services

The Company considers personnel expenses directly attributable to providing services to its clients, such as salaries, commission and bonuses to producers and analysts, and certain purchased services to be directly attributable to the generation of capital markets services revenue and has classified these expenses as costs of services in the consolidated statements of income.

HFF Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Segment Reporting

The Company operates in one reportable segment, the commercial real estate financial intermediary segment and offers debt placement, investment sales, note sales, structured finance, equity placement and investment banking services through its 18 offices. The results of each office have been aggregated for segment reporting purposes as they have similar economic characteristics and provide similar services to a similar class of customer.

Recent Accounting Pronouncements

SFAS 123(R).  On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2003), Share-Based Payment, or SFAS 123(R), which is a revision of SFAS No. 123 Accounting for Stock-Based Compensation. SFAS 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of income based on their fair values. Pro forma disclosure is no longer an option. We have operated as a series of partnerships and limited liability companies and have not historically issued stock-based compensation awards. The Company adopted SFAS 123(R) on January 1, 2006, using the modified prospective method. The impact of adopting SFAS 123(R) will depend on the nature and level of share-based awards granted in the future.

SFAS 154.  In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, or SFAS 154. SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB SFAS No. 3, Reporting Accounting Charges in Interim Financial Statements. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that a correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors beginning July 1, 2005. The Company adopted SFAS 154 on January 1, 2006. The adoption of SFAS 154 did not have a material effect on the Company’s consolidated financial condition or result of operations.

SFAS 156.  In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140, or SFAS 156. SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract based on certain conditions. The statement permits a company to choose either the amortized cost method or fair value method for each class of separately recognized servicing assets. The provisions of SFAS 156 are effective for fiscal years beginning after September 15, 2006. The Company is currently analyzing the impact of adopting SFAS 156 on our consolidated financial statements.

SFAS 157.  In September 2006, the FASB issued No. 157, Fair Value Measurements (SFAS 157 or Statement). The Statement was issued to define fair value, establish a framework for measuring fair value in generally accepted accounting principles (GAAP), and to expand fair value disclosure requirements. Prior to issuance of this Statement, different definitions of fair value existed within GAAP and there was limited guidance available on applying existing fair value definitions. The Statement does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Prior to adoption, we will evaluate the impact of adopting SFAS 157 on our consolidated financial statements.

FIN 48.  In June 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we recognize in the financial statements the impact of a tax position if that position is more likely than

HFF Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

3.	Property and Equipment

Property and equipment consist of the following (in thousands):

	September 30	December 31
	2006	2005	2004

Furniture and equipment	$2,749	$2,199	$1,799
Computer equipment	1,429	1,199	919
Capitalized software costs	815	739	438
Leasehold improvements	4,954	3,718	3,180

Subtotal	9,947	7,855	6,336
Less accumulated depreciation and amortization	(5,044)	(3,579)	(1,971)

	$4,903	$4,276	$4,365

At September 30, 2006, December 31, 2005 and December 31, 2004, the Company has recorded office equipment, within furniture and equipment, under capital leases of $0.4 million, $0.4 million, and $0.3 million, respectively, including accumulated amortization of $0.3 million, $0.2 million and $0.1 million, respectively, which is included within depreciation and amortization expense on the accompanying consolidated statements of income. See Note 7 for discussion of the related capital lease obligations.

4.	Intangible Assets

The Company’s intangible assets are summarized as follows (in thousands):

	September 30, 2006			December 31, 2005			December 31, 2004
	Gross			Gross			Gross
	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value	Amount	Amortization	Value

Amortizable intangible assets
Mortgage servicing rights	$5,838	$(3,474)	$2,364	$5,578	$(2,803)	$2,775	$5,438	$(1,818)	$3,620
Deferred financing costs	988	(124)	864	14	—	14	202	(63)	139

Unamortizable intangible assets
NASD license	100	—	100	100	—	100	100	—	100

Total intangible assets	$6,926	$(3,598)	$3,328	$5,692	$(2,803)	$2,889	$5,740	$(1,881)	$3,859

Amortization expense related to intangible assets was $0.8 million, $1.1 million, and $1.2 million for the nine months ended September 30, 2006 and the years ended December 31, 2005 and 2004, respectively.

Estimated amortization expense for the remainder of 2006 and the next five years is as follows (in thousands):

Three months ending December 31, 2006	$267
2007	991
2008	832
2009	660
2010	290
2011	58

HFF Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The weighted-average life of these intangibles was five years at September 30, 2006.

5.	Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consist of the following at September 30, 2006 and at December 31, 2005 and 2004 (in thousands):

	September 30	December 31
	2006	2005	2004

Bank term note payable	$57,500	$—	$7,375
Capital lease obligations	190	272	269

Total long-term debt and capital leases	57,690	272	7,644
Less current maturities	17,094	122	576

Long-term debt and capital leases	$40,596	$150	$7,068

(a)	The Credit Agreement

In connection with Holdings’ acquisition of HFF from the prior owners, Holdings entered into a Credit Agreement (Credit Agreement) with a financial institution which was comprised of a $10.0 million term loan and a revolving line of credit. The bank term note payable required quarterly principal installments of $0.1 million by Holdings. The bank term note payable at December 31, 2004 was $7.4 million. In December 2005, this note was paid in full.

Interest on the note was payable at the applicable LIBOR rate plus 2.50%. The interest rate could be converted to prime plus 1.50% at the option of Holdings. In June 2005, Holdings agreed to a fixed rate of 6.12% through December 2005.

In 2005, borrowings under the revolving credit agreement were limited to $7.0 million. Interest on outstanding balances is payable at the 30-day LIBOR rate (4.39% at December 31, 2005) plus 2.50%. HFF has the option to convert revolving credit borrowings, subject to certain restrictions, to Base Note Rates upon which interest is calculated at the greater of the bank’s prime rate (7.25% at December 31, 2005) or the Federal Funds Effective Rate (4.16% at December 31, 2005) plus .50%. The agreement also requires payment of a commitment fee of .35% on the unused amount of credit. HFF did not borrow on this revolving credit facility during 2005 and 2004.

The loan agreements for the term note and revolving credit arrangement contain various restrictive covenants relating to financial ratios, permitted investments, incurrence of indebtedness, distributions to members, and transactions with related parties. Obligations outstanding under the revolving credit agreement are collateralized by the ownership interests in HFF LP, Holliday GP, HFFS, and HFF.

(b)	The New Credit Agreement

In March 2006, HFF entered into a new credit agreement (The New Credit Agreement) with a financial institution. The New Credit Agreement was comprised of a $60.0 million term loan and a $20.0 million revolving credit facility, which replaced the revolving credit agreement above. HFF distributed the $60.0 million proceeds from the term loan to the members generally based on their respective ownership interests, which are reflected as distributions in the consolidated statements of members’ equity (deficiency). The terms of the New Credit Agreement require quarterly payments of $1.25 million and annual payments equal to 22.5% of adjusted annual net income. In connection with The New Credit Agreement, each member signed a revised operating agreement which requires each member to repay their portion of the remaining outstanding balance of the loan in the event the member leaves the Company prior to the loan being repaid in full. The Company is obligated under the New Credit

HFF Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Agreement to remit all amounts collected from withdrawing members to the financial institution for repayment of the loan.

The New Credit Agreement expires in March 29, 2010 and may be extended for one year at the option of HFF. Interest on outstanding balances is payable at the 30-day LIBOR rate (5.32% at September 30, 2006) plus 2.50%. HFF has the option to convert revolving credit borrowings, subject to certain restrictions, to Base Note Rates upon which interest is calculated at the greater of the bank’s prime rate plus 1.50% (9.75% at September 30, 2006) or the Federal Funds Effective Rate plus 2.00% (7.34% at September 30, 2006). The agreement also requires payment of a commitment fee of .35% on the unused amount of credit. HFF did not borrow on this revolving credit facility during the period ended September 30, 2006.

The New Credit Agreement contains various restrictive covenants relating to financial ratios, permitted investments, incurrence of indebtedness, distributions to members, and transactions with related parties. Obligations outstanding under the revolving credit agreement are collateralized by the ownership interests in HFF LP, Holliday GP, and HFF.

(c)	Letters of Credit and Capital Lease Obligations

Holdings has outstanding letters of credit of approximately $0.2 million, $0.2 million and $0.5 million at September 30, 2006, December 31, 2005 and December 31, 2004, respectively, with the same bank as the term note and revolving credit arrangements, to comply with bonding requirements of certain state regulatory agencies and as security for two leases. HFF segregated cash in a separate bank account to collateralize the letters of credit. The letters of credit expire through 2007 but are automatically extended for one year.

Capital lease obligations consist primarily of office equipment leases that expire at various dates through May 2010 and bear interest at rates ranging from 3.65% to 6.19%. A summary of future minimum lease payments under capital leases at September 30, 2006, is as follows (in thousands):

Three months ending December 31, 2006	$35
2007	117
2008	18
2009	13
2010	7

$190

6.	Warehouse Line of Credit

In 2005, HFF obtained an uncommitted warehouse line of credit for the purpose of funding the Freddie Mac mortgage loans that it originates. Each funding is separately approved on a transaction-by-transaction basis and is collateralized by a loan and mortgage on a multifamily property that is ultimately purchased by Freddie Mac. As of September 30, 2006 and December 31, 2005, HFF had $39.6 million and $14.7 million, respectively, outstanding on the warehouse line of credit and a corresponding amount of mortgage notes receivable. Interest on the warehouse line of credit is at the 30-day LIBOR rate plus a spread (5.89% at September 30, 2006 and 5.40% at December 31, 2005) and HFF is also paid interest on its loan secured by a multifamily loan at the rate in the Freddie Mac note.

7.	Lease Commitments

HFF leases various corporate offices, parking spaces, and office equipment under noncancelable operating leases. These leases have initial terms of two to eight years. The majority of the leases have termination clauses whereby the term may be reduced by two to four years upon prior notice and payment of a termination fee by HFF.

HFF Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Total rental expense charged to operations was $3.4 million, $3.9 million, and $3.6 million for the nine months ended September 30, 2006, and the years ended December 31, 2005 and December 31, 2004, respectively.

Future minimum rental payments for the remainder of 2006 and the next five years under operating leases with noncancelable terms in excess of one year and without regard to early termination provisions are as follows (in thousands):

Three months ending December 31, 2006	$1,140
2007	4,243
2008	3,499
2009	2,215
2010	1,498
2011	959
Thereafter	1,092

$14,646

HFF subleases certain office space to subtenants which may be canceled at any time. The rental income received from these subleases is included as a reduction of occupancy expenses in the accompanying consolidated statements of income.

HFF also leases certain office equipment under capital leases that expire at various dates through 2010. See Note 3 and Note 5 above for further description of the assets and related obligations recorded under these capital leases at September 30, 2006, December 31, 2005 and December 31, 2004, respectively.

Holdings is not an obligor, nor does it guarantee any of the HFF leases.

8.	Retirement Plan

HFF maintains a retirement savings plan for all employees, in which employees may make deferred salary contributions up to the maximum amount allowable by the IRS. After-tax contributions may also be made up to 50% of compensation. HFF makes matching contributions equal to 50% of the first 6% of both deferred and after-tax salary contributions, up to a maximum of $0.05 million. The HFF match was fully vested after two years of service during 2003 and 2004, after one year of service in 2005, and after one month of service effective January 1, 2006. HFF contributions charged to expense for the plan were $1.0 million, $0.9 million, and $0.7 million for the nine months ended September 30, 2006, and the years ended December 31, 2005 and 2004, respectively.

9.	Servicing

The Company services commercial real estate loans for investors. The servicing portfolio totaled $16.4 billion, $14.9 billion, and $13.0 billion at September 30, 2006, December 31, 2005 and December 31, 2004, respectively.

In connection with its servicing activities, the Company holds funds in escrow for the benefit of mortgagors for hazard insurance, real estate taxes and other financing arrangements. At September 30, 2006 and at December 31, 2005 and 2004, the funds held in escrow totaled $104.3 million, $113.0 million and $107.0 million, respectively. These funds, and the offsetting liabilities, are not presented in the Company’s financial statements as they do not represent the assets and liabilities of the Company. Pursuant to the requirements of the various investors for which the Company services loans, the Company maintains bank accounts, holding escrow funds, which have balances in

HFF Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

excess of the FDIC insurance limit. The fees earned on these escrow funds are reported in capital markets services revenue in the consolidated statements of income.

10.	Subsequent Event

The Company is contemplating an initial public offering of common equity. If an initial public offering by the Company does occur, the Company also plans to consummate a number of internal reorganization transactions to transition the Company to a corporate structure form.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

     Unless otherwise indicated, all information in this prospectus assumes that the underwriters’ over-allotment option will not be exercised.

     Through and including          , 2006 (the 25th day after the date of this prospectus), all dealers that effect transitions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotment or subscription.

           Shares

Class A Common Stock

Joint Book-Running Managers

Goldman, Sachs & Co.
Morgan Stanley

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the Class A common stock being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the New York Stock Exchange and the National Association of Securities Dealers, Inc.

Registration Fee — Securities and Exchange Commission		$10,700
Listing Fee — New York Stock Exchange		*
Filing Fee — National Association of Securities Dealers		10,500
Fees and expenses of counsel		*
Printing expenses		*
Fees and expenses of accountants		*
Blue Sky Fees and expenses		*
Transfer Agent Fees and expenses		*
Miscellaneous expenses		*

Total	$	*

* To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, or proceeding, had no reasonable cause to believe his conduct was unlawful, except that with respect to an action brought by or in the right of the corporation such indemnification is limited to expenses (including attorneys fees). Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the DGCL enables a corporation, in its certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the directors’ fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation provides for such limitations on liability for our directors.

In connection with this offering, we will obtain liability insurance for our directors and officers. Such insurance would be available to our directors and officers in accordance with its terms.

Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended.

Item 15.	Recent Sales of Unregistered Securities.

On November 2, 2006, the Registrant issued 1 share of the Registrant’s common stock, par value $0.01 per share. The issuance of such shares of common stock was not registered under the Securities Act of 1933, as amended (the “Securities Act”), because the shares were offered and sold in a transaction exempt from registration under Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

1.1	Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant*
3.2	Form of Amended and Restated Bylaws of the Registrant*
5.1	Opinion of Dechert LLP*
10.1	Form of Holliday Fenoglio Fowler, L.P. Partnership Agreement*
10.2	Form of HFFS Securities L.P. Partnership Agreement*
10.3	Form of Tax Receivable Agreement*
10.4	Form of Registration Rights Agreement*
10.5	Form of Sale and Merger Agreement*
10.6	Form of Employment Agreement between the Registrant and John H. Pelusi, Jr.*
10.7	Form of Employment Agreement between the Registrant and Gregory R. Conley*
10.8	Form of Employment Agreement between the Registrant and Nancy O. Goodson*
10.9	HFF, Inc. 2006 Omnibus Incentive Compensation Plan*
21.1	Subsidiaries of the Registrant*
23.1	Consent of Ernst & Young LLP
23.2	Consent of Dechert LLP (included as part of Exhibit 5.1)*
23.3	Consent of George L. Miles, Jr., director nominee
24.1	Power of Attorney (included on signature pages to this Registration Statement)

*	To be filed by amendment.

(b) Financial Statement Schedules

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pittsburgh, Pennsylvania, on the 9th day of November, 2006.

HFF, INC.

By:	/s/ John H. Pelusi, Jr.
Name: John H. Pelusi, Jr.

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of John H. Pelusi, Jr. and Greg R. Conley, as his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of November, 2006.

Signature	Title
/s/ Gregory R. Conley Gregory R. Conley	Chief Financial Officer (principal financial officer)

/s/ John P. Fowler John P. Fowler	Director and Executive Managing Director

/s/ Mark D. Gibson Mark D. Gibson	Director and Executive Managing Director

/s/ John H. Pelusi, Jr. John H. Pelusi, Jr.	Chief Executive Officer, Director and Executive Managing Director (principal executive officer)

/s/ Joe B. Thornton, Jr. Joe B. Thornton, Jr.	Director and Executive Managing Director

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibits

1.1	Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of incorporation of the Registrant*
3.2	Form of Amended and Restated Bylaws of the Registrant*
5.1	Opinion of Dechert LLP*
10.1	Form of Holliday Fenoglio Fowler, L.P. Partnership Agreement*
10.2	Form of HFFS Securities L.P. Partnership Agreement*
10.3	Form of Tax Receivable Agreement*
10.4	Form of Registration Rights Agreement*
10.5	Form of Sale and Merger Agreement*
10.6	Form of Employment Agreement between the Registrant and John H. Pelusi, Jr.*
10.7	Form of Employment Agreement between the Registrant and Gregory R. Conley*
10.8	Form of Employment Agreement between the Registrant and Nancy Goodson*
10.9	HFF, Inc. 2006 Omnibus Incentive Compensation Plan*
21.1	Subsidiaries of the Registrant*
23.1	Consent of Ernst & Young LLP
23.2	Consent of Dechert LLP (included as part of Exhibit 5.1)*
23.3	Consent of George L. Miles, Jr., director nominee
24.1	Power of Attorney (included on signature pages to this Registration Statement)

*	To be filed by amendment.